909082

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051158

REGISTRANT'S NAME Wellcock Holdings Ltd

*CURRENT ADDRESS

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3556 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 1-18-02

82-3556

WELBACK HOLDINGS LIMITED

AR/S
6-30-01

01 DEC 18 AM 8:10

20



Annual Report 2001

Company Profile

Headquartered in Hong Kong and with manufacturing operations in the People's Republic of China, Welback designs and manufactures a wide range of electronic handheld games, educational toys, multi-lingual translators, electronic databanks and other premium item products incorporating liquid crystal display features. The Group's product development strategy is to apply liquid crystal display and microprocessor chip technology to conventional products to enhance their interest, performance and efficiency.

Since 1994, Welback designs and manufactures a range of telephone products.

Since 1995, Welback commences the design and manufacture of magnetic products.

Since 1999, Welback commences the design and manufacture of internet video cameras and digital cameras.

Welback produces high quality products on a volume basis and provides committed services to customers in major markets such as North and South America, Europe, Japan and other South East Asia countries. The Group's broad customer base is closely served by our representatives and agencies located in the People's Republic of China, France, Germany, Italy, United Kingdom, U.S.A. and Japan and further supported by production facilities totalling 150,000 sq. ft. in the People's Republic of China.

Contents

Corporate Information

Executive Directors

Lee Chun Kwok *(Chairman)*
Fong Wing Seng *(Managing Director)*
Clive William Baker Oxley, OBE, ED

Non-Executive Director

Xu Yang Sheng

Independent Non-Executive Directors

Chan Mo Po, Paul
Wong Chun Nam, Duffy

Secretary

Fan Wai Lim, William

Auditors

Deloitte Touche Tohmatsu

Solicitors

Ho, Wong & Wong
William W. L. Fan & Co.

Principal Bankers

BNP Paribas Hong Kong Branch
BII Finance Company Limited

Branch Registrars in Hong Kong

Tengis Limited
4th Floor Hutchison House
10 Harcourt Road
Central
Hong Kong

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office

Unit B on the 14th Floor
Waylee Industrial Centre, Block 1
30-38 Tsuen King Circuit
Tsuen Wan
New Territories
Hong Kong

Website

http://www.welback.com.hk
http://www.irasia.com/listco/hk/welback

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of Shareholders of Welback Holdings Limited (the "Company") will be held at the Tang Room, 3rd Floor, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 23 November, 2001 at 9:30 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 30 June, 2001.

2. To re-elect Directors and to authorise the Board of Directors to fix Directors' remuneration and appoint additional Directors.

3. To re-appoint Auditors and to authorise the Directors to fix the Auditors' remuneration.

Special Business

4. To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c), the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period (as defined in paragraph (d) below);

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (as defined in paragraph (d) below) or the exercise of the subscription rights under the share option scheme of the Company or any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval in paragraph (a) shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company; or

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the bye-laws of the Company or Bermuda law to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then shareholdings (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to paragraph (a) during the Relevant Period (as defined in paragraph (c) below) shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval in paragraph (a) shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company; or

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the bye-laws of the Company or Bermuda law to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the Shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to issue, allot and deal with additional shares pursuant to the Ordinary Resolution set out in item 4 of this notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Ordinary Resolution set out in item 5 of this notice, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution."

7. To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**, conditional upon (a) the Listing of Committee of The Stock Exchange of Hong Kong Limited granting approval of the share option scheme (the "Share Option Scheme") (a copy of which has been produced to the meeting and marked "A" and signed by the Chairman of the meeting for the purpose of identification) and any options which may be granted thereunder (the "Options") and the listing of, and permission to deal in, any shares of the Company which may be issued pursuant to the exercise of the Options; and (b) the obtaining of any necessary approval in connection with the Share Option Scheme pursuant to the applicable laws or the Listing Rules (if any), the Share Option Scheme proposed to be adopted by the Company be and is hereby approved."

By Order of the Board
Lee Chun Kwok
Chairman

Hong Kong, 28 September, 2001

Notes:

(1) The Register of Members of the Company will be closed from Monday, 19 November, 2001 to Friday, 23 November, 2001 (both days inclusive), during which period no transfer of shares will be registered.

(2) A member of the Company who is the holder of two or more shares, entitled to attend and vote at the Meeting is entitled to appoint more than one proxy to attend and vote on his behalf. A proxy need not be a member. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

(3) To be valid, the instrument appointing a proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business at Unit B, on the 14th Floor, Waylee Industrial Centre, Block 1, 30-38 Tsuen King Circuit, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the above meeting.

(4) An explanatory statement containing further details regarding Resolutions 4 to 6 above will be sent to Members shortly together with the 2001 Annual Report.

(5) A Circular containing, inter alia, further details of the Share Option Scheme as referred in Resolution 7 will be despatched to Members shortly together with the 2001 Annual Report.

Chairman's Statement



Turnover (HK$ million)
Year ended June 30
(HK$ million)
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

On behalf of the Board of Directors, I am pleased to present the annual report of Welback Holdings Limited (the "Company") and its subsidiaries (the "Group") for the year ended 30 June, 2001.

The financial year 2001 was very challenging and difficult for the electronics manufacturing industry as the global economy remained sluggish, with the potential for recession and an unfavourable consumption climate in the United States market, a worldwide shortage of components, a rise in material costs and great pressure on product pricing. Despite these difficulties, the Group achieved turnover of HK$382.8 million during the financial year 2001, representing an increase of 9.7% when compared to that of the previous year.

Taking the year as a whole, the global economy remained sluggish. However, the increase in customer demand for the Group's multimedia electronic products has demonstrated the success of our strategic move of restructuring from a traditional handheld game manufacturer to a multimedia electronic products manufacturer since the beginning of the year 2000, and bodes well for the future.

The Group's multimedia electronic products, including a series of Digital Cameras, Karaoke Systems, Digital Voice Recorders and Data Banks, accounted for about 51.4% of the Group's turnover this financial year, an increase of about 128% to HK$196.7 million compared to that of last year. Approximately 85.3% of this turnover came from Digital Cameras and Karaoke Systems, an increase of about 165% over that recorded in the last financial year. The Directors are of the opinion that market demand has increased dramatically as a result of the introduction of the Group's broad range of digital camera products, which are of competitive price, innovative design and reliable quality. However, this business line recorded a loss from operations of approximately HK$10 million this financial year due to the rise in material costs and great pressure on product pricing.

The Group's toys and games products, mainly LCD handheld games and colour video games, accounted for about 22.7% of the Group's turnover this financial year, representing a sharp decrease of 48.7% to HK$86.9 million compared to that of the last financial year. Profit margins have fallen since the last financial year. Due to the continuing price pressure and increasingly competitive operating environment for toy industry participants, this business line recorded a loss from operations of approximately HK$15.5 million during the year.

Although the telephone product market is competitive, the Group's telecommunication product business achieved annual sales of approximately HK$89.2 million this financial year, representing an increase of 24.8% compared to that of last financial year. Sales of these products continued to be profitable.

On 13 October, 2000, the Company through its wholly owned subsidiary, Welback International Investments Limited ("WIIL"), entered into an agreement ("JV Agreement") with independent third parties for the formation of a company ("JV Co") which would be involved in waste and/or water treatment projects in the PRC and Hong Kong. Pursuant to the JV Agreement, WIIL would subscribe for 40% of the issued share capital of the JV Co by cash at a subscription price of HK$40,404,040. A deposit of HK$12,121,212 representing 30% of the subscription price was paid by WIIL on 18 October, 2000. As part of the formation of the JV Co, the parties to the Agreement attempted to draw up a shareholders' agreement to regulate the rights and obligations of each of the parties to the Agreement as shareholders of the JV Co. However, after lengthy negotiations, the parties to the JV Agreement could not reach agreement on certain terms and conditions of the shareholders' agreement. As a result, the parties to the Agreement entered into a Cancellation Agreement on 22 January, 2001, whereby the JV Agreement was cancelled. As a result, the Company received HK$11,555,555 as refund of the deposit paid by the Company, after deducting certain expenses. In addition, a total sum of HK$216,850, being interest earned on the deposits paid, was returned to the respective parties. After accounting for all legal and professional charges and the interest earned, the Company realized a loss of approximately HK$1,870,618. This loss has been charged to the Income Statement of this financial year.

In order to reduce the interest burden of the Company, with the agreement of the convertible bondholders, the Company redeemed early all outstanding 3% convertible bonds amounting to HK$20 million on 17 November, 2000 and 6 February, 2001 respectively.

After accounting for all provisions and finance costs, the net loss for this financial year increased to approximately HK$32.7 million when compared to last year's loss of HK$22.1 million.

On 25 April, 2001, the Company through its wholly owned subsidiary, Welback International Investments Limited ("WIIL"), acquired a 50% interest in Fine Apex Limited ("Fine Apex"). Fine Apex is now holding a leasehold property in Hong Kong for resale. The leasehold property had an open market value of approximately HK$47.5 million as at 30 June, 2001.

In previous years, the Group did not directly sell its products to the PRC market. However, with China's forthcoming accession to the World Trade Organisation, the Directors are of the opinion that such a move would lead to a potential market for the Group's products. In order to expand into the China market, the Group incorporated a foreign investment enterprise, Ruian Weiye Technology (Shenzhen) Limited, in Shenzhen, China on 26 June, 2001. This company has been approved for 50% domestic sales and will engage in the manufacture and distribution of multimedia electronic products and LCD handheld games worldwide and to China. The Directors consider that there is strong market demand in China for the Group's LCD handheld games products, which are of competitive price, innovative design and reliable quality, and they are optimistic that significant sales will be achieved during the 2002 financial year.

On 16 July, 2001, the Company through its wholly-owned subsidiary, Quicky Technologies Limited ("Quicky"), entered into an agreement ("Agreement") with several Vendors, whereby upon certain terms and conditions, Quicky agreed to acquire and the vendors agreed to dispose of the Sales Shares, representing an aggregate of 25% of the issued share capital of Gen-Wan Technology Corp, Taiwan ("Gen Wan"), at an aggregate consideration of HK$60 million. Gen Wan is a company principally engaged in the development of Wideband Code Division Multiple Access ("WCDMA") and Orthogonal Frequency Division Multiplexing ("OFDM") technologies and the sales of related system networks and products. A refundable deposit in the sum of HK$1 million was paid by Quicky to the Vendors on 16 July, 2001. Upon completion, Quicky shall pay the balance of the consideration (having deducted the refundable deposit paid) to the Vendors: (a) by delivering five promissory notes with an aggregate sum of HK$44 million duly issued by Quicky; and (b) by way of cash in respect of the sum of HK$15 million. The promissory notes are payable on written demand at the expiry date of the 2 year period from the completion date. A circular containing the details of the acquisition was dispatched to shareholders of the Company for their information on 27 July, 2001.

During the year under review, the Group implemented a series of cost control measures to reduce manufacturing overheads and the administrative expenses of the operating divisions. However, the effort was negated by the worldwide shortage of components and the rise in material costs. Individual operations have established good and reliable relationships with strategic suppliers of both major components and technical support for the Group's products.

Looking ahead, despite the negative effects on the global economy of the Terrorist attacks on the United States on 11 September, 2001, the Directors are of the opinion that the rapid development and acceptance of IT technologies worldwide will create strong market demand for digital and internet-related products in the years ahead, while the LCD handheld games market will further consolidate in the developed countries, although growth is still attainable elsewhere. Hence the Group is focusing its attention on accelerating the development of new products for the four-selected product category areas, i.e. digital cameras, karaoke systems, games and telephone products. The Group's existing manufacturing facilities were further equipped and modified in the middle of the year 2001 so as to increase manufacturing capacity for hi-tech electronic products in order to meet customer demand.

The Directors are convinced that the Group is well positioned to diversify its product range, improve production efficiency, increase market exposure and expand its customer base.

On behalf of the Board of Directors, I should like to express our sincere appreciation to the management and all our staff for their diligence, enthusiasm, their contribution to the Group during the year and for their commitment for the future, and to our bankers and auditors for their continued support. I should also like to thank all our shareholders for their continued faith in the Group.

Lee Chun Kwok
Chairman

Hong Kong, 28 September, 2001

Management Discussion and Analysis

Results

The consolidated turnover of the Group for the year ended 30 June, 2001 increased by approximately 9.7% to HK$382.8 million (2000: HK$348.8 million). The Net Loss for the year was HK$32.7 million (2000: loss of HK$22.1 million).

The Directors do not recommend the payment of a final dividend for the year ended 30 June, 2001. (2000: HK$Nil)

Results for the year (HK$ million)



(HK$ million)
Year ended June 30
40
30
20
10
0
-10
-20
-30
-40
1997
1998
1999
2000
2001

Operations Review and Prospects

Multimedia Electronic Products Division

The turnover of the Group's multimedia electronic products for the financial year under review increased by about 128% to HK$196.7 million compared to that of last financial year. Approximately 85.3% of this turnover came from Digital Cameras and Karaoke Systems. As this was the first complete financial year since the restructuring took effect, improvements to the Group's cost control system were still being made. As such, this business line recorded a loss from operations of approximately HK$10 million during the financial year under review.

The division introduced digital camera products with photo resolution of 100,000 pixels to the market in June 2000 and further launched various advanced models with photo resolution of 300,000 pixels to the United States and Japan markets in November 2000. Both of these models were well received by the market. However, the Group's plans to launch a digital camera model with photo resolution of 1.3 million pixels during this financial year had to be held over because of the delays in the development of software by the vendor. However, with the assistance of the software vendor, this division succeeded in launching such a model in August 2001. The Directors are of the opinion that the turnover of such digital camera models will contribute significantly to the Group's earnings in the next financial year.

Percentage of Total Turnover



Year ended June 30
By Products
15.2%
3.7%
81.1%
1997
9.2%
1.4%
89.4%
1998
3.8%
21%
75.2%
1999
6.2%
20.5%
24.8%
48.5%
2000
23.3%
22.7%
2.6%
51.4%
2001
Multimedia Electronic Products
Toys & Games Products
Telecommunication Products
Other Products

This division is still in the process of developing an internet-related musical instrument in the form of a Karaoke product. It was hoped to launch this product during the financial year under review, but it has been unfortunately delayed because of technical problems. Development work is continuing.

The Group's existing manufacturing facilities were further equipped and modified in the middle of the year 2001 so as to increase manufacturing capacity for hi-tech electronic products in order to meet customer demand.

The Directors are concerned to note the inevitable negative effects on the global economy of the Terrorist attacks on the United States on 11 September, 2001. However, looking ahead, the Directors are of the opinion that there will be more room to expand the Group's multimedia electronic products that are digital and internet-related because of the continued development of the digital and internet world. They recognize that the market is keenly competitive and that price pressures from customers will lead to lower profit margins for such products. In order to be competitive and to expand its market share, this division is in the process of lowering material costs and improving production efficiency and product quality.

Toys and Games Products Division

The turnover of the Group's toys and games products for the financial year under review decreased by 48.7% to HK$86.9 million compared to that of the last financial year. In the year 2001, the LCD games market remained sluggish, especially in the United States. Profit margins have also fallen since the last financial year.

Looking ahead, the Directors are of the opinion that the worldwide LCD games market will further consolidate in the developed countries, although growth is still attainable elsewhere. In order to utilize the Group's existing production facilities in a more cost effective manner, the Group further restructured part of its existing production facilities to handle multimedia electronic products during this financial year.

Meanwhile, the management of this division is closely working with the Group's customers in the development of the LCD games market, especially with a view to expediting expansion into the China market. The Directors expect that strong market demand in China will benefit the Group's LCD handheld games products, which are of competitive price, innovative design and reliable quality, and they are optimistic that significant sales will be achieved during the 2002 financial year.

In order to ensure profitability, the division needs to further reduce its running costs, strengthen its inventory management, develop and launch new products in a timely manner in order to cope with market demand and changes in consumer behaviour.

Telecommunication Products Division

The Group's telecommunication products are mainly corded phones which incorporate a range of features. The division achieved a turnover of HK$89.2 million during the financial year under review, representing an increase of 24.8% when compared to that of last financial year. This division is maintaining its positive contribution to the Group.

The division is focusing on the higher quality European market for its products, and sales to this market accounted for about 78% of the total sales of telecommunication products for the financial year under review. Due to the weakening of the Euro since the last quarter of 2000, the division faced keen price pressure from its European customers, and consequently, profit margins were affected. In order to be competitive, besides imposing measures to reduce material costs, this division will accelerate the development of new telephone products and telephone-related products. The division is also positioned to expand its customer base in North America and South East Asian countries.

Geographical Review

In the year 2001, the consumption climate remained sluggish in the United States market. The Group's sales to North America during the financial year, which accounted for about 51.2% of the Group's total turnover, fell slightly by 4.6% to HK$196.2 million compared to the last financial year. However, sales to Japan increased sharply by 182% to HK$57.8 million compared to that recorded last year and accounted for about 15% of the Group's total turnover. Approximately HK$42.7 million of this turnover resulted from the sales of digital cameras. The Directors are working hard to increase the Group's global market share but particularly in Japan and Europe.


Percentage of Total Turnover
Year ended June 30
By Markets
10.7%
28.5%
40.5%
20.3%
1997
25.7%
7.4%
36.6%
30.3%
1998
7.2%
9.9%
34.8%
48.1%
1999
5.9%
8.6%
26.5%
59%
2000
15.1%
4.5%
51.3%
29.1%
2001
North America
Europe
Japan
Local and Others

Financial Review and Liquidity

In order to reduce the interest burden of the Company, with the agreement of the convertible bondholders, the Company redeemed early all outstanding 3% convertible bonds in the amount of HK$20 million on 17 November, 2000 and 6 February, 2001 respectively. However, during the year, the Group acquired a new mortgage loan for a property held for resale and three new finance leases for plant and machinery amounting to HK$26.6 million. As a result, the Group's gearing ratio increased from 13.2% at the beginning of the year to 20.6% as at 30 June, 2001, based on the non-current secured term loans and other loans of approximately HK$24.5 million (30 June, 2000: HK$20 million) and net worth of HK$119 million (30 June, 2000: HK$152.6 million).

As at 30 June, 2001, the Group's net asset value stood at HK$119 million with total assets of approximately HK$255.5 million and total liabilities of approximately HK$136.5 million. The current ratio (current assets divided by current liabilities) was 1.76 as at 30 June, 2001, compared to 1.90 as at 30 June, 2000. The Group's bank balances and short-term deposits at 30 June, 2001 amounted to HK$25.8 million. The Group also spent approximately HK$13 million on machinery and moulds to upgrade its manufacturing capabilities during the year 2001, an increase of HK$8 million over the last financial year.

The Group has total banking facilities of HK$66 million to finance the operations of the Group. Total bank borrowings, including secured term loans, finance leases, import loans and overdrafts, amounted to HK$58.2 million as at 30 June, 2001 (30 June, 2000: HK$19.2 million).

Exchange Rate Exposure

While the sales of the Group are mainly denominated in US dollars, the purchases of raw materials are mainly in US dollars, Hong Kong dollars and Renminbi. Bank borrowings are also denominated in Hong Kong dollars and US dollars with interest being charged on a fixed rate basis. As the exchange rates of US dollars against Hong Kong dollars and Renminbi were relatively stable during the year, the Group's exposure to fluctuations in exchange rates was minimal.

Employee Schemes

As at 30 June, 2001, the Group had about 1,349 employees of whom 80 are based in Hong Kong and 1,269 are based in the Group's factories in Shenzhen PRC. The number of workers employed by the Group varies from time to time depending on production needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed and approved by the executive directors. Apart from pension funds and in-house training programmes, discretionary bonuses and share options are awarded to certain employees according to the assessment of individual performance.

Other Matter

During this financial year, the Company issued a sole guarantee and a wholly-owned subsidiary had pledged its properties to the bank for obtaining credit facilities to the extent of HK$27 million which can be jointly utilized by a wholly-owned subsidiary and a 71.6% owned subsidiary of the Company. As at 30 June, 2001, there was no outstanding amount of facilities utilized by the 71.6% owned subsidiary (30 June, 2000: HK$Nil).

Audit Committee

The Audit Committee, which comprises two independent non-executive directors of the Company, has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters during this financial year. The Audit Committee met with the external auditors three times to review the interim and final results for the financial year ended 30 June, 2001, to consider the Group's significant accounting policies and to discuss the Group's internal control system.

On behalf of the Board

Fong Wing Seng
Managing Director

Hong Kong, 28 September, 2001

Directors' Profiles

Executive Directors

LEE Chun Kwok, aged 57 is the chairman and co-founder of the Group. He has over twenty years of experience in the LCD electronics industry. He is responsible for the Group's strategic planning and financial management.

FONG Wing Seng, aged 52 is the managing director and co-founder of the Group. He has over twenty years of experience in the LCD electronics business and is responsible for overall product design, research and development. He is also responsible for marketing and management of the Group.

OXLEY Clive William Baker, OBE, ED, aged 65, who joined the Group in July 2001, was a member of the Hong Kong Government's Administrative Service for more than twenty-five years. He retired in 1994 as Commissioner for Customs and Excise after having served in a variety of posts including those of District Officer for Sham Shui Po, Sai Kung and Tai Po, Deputy Director of Broadcasting, Commissioner for Recreation and Culture, Deputy Secretary for Planning Environment and Lands, and a member of the Sino-British Land Commission.

Non-executive Director

XU Yang Sheng, aged 43, who joined the Group in December 1999, is the Chairman of the Department of Mechanical and Automation Engineering at The Chinese University of Hong Kong. He holds a Doctor of Philosophy degree from the University of Pennsylvania. He is also a senior member of the Institute of Electrical and Electronics Engineers, a senior member of the American Institute of Aeronautics and Astronautics and a member of the New York Academy of Science.

Independent Non-executive Directors

WONG Chun Nam, Duffy, aged 48, who joined the Group in October 1996, is a partner of Ho, Wong & Wong, Solicitors & Notaries. He has been a solicitor in Hong Kong since 1982. He has also served as an Audit Committee member of the Group since December 1998

CHAN Mo Po, Paul, aged 46, who joined the Group in December 1998, is a partner of Messrs. Paul Chan & Partners, practising certified public accountants in Hong Kong. He has also served as an Audit Committee member of the Group since December 1998.

Directors' Report

The Directors present their annual report and the audited financial statements of the Company for the year ended 30 June, 2001.

Principal Activities

The Company acts as an investment holding company. The principal activities of the Company's subsidiaries are set out in note 13 to the financial statements.

Results

Details of the Group's results for the year ended 30 June, 2001 are set out in the consolidated income statement on page 21.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 61 of the annual report.

Property, Plant and Equipment

During the year, the Group acquired property, plant and equipment at a cost of HK$13,089,040 and disposed of property, plant and equipment with a net book value of HK$704,404, respectively.

At 30 June, 2001, the Group revalued its leasehold properties on an open market value basis. Net revaluation decreases of HK$2,036,871 and HK$30,448 have been charged to the asset revaluation reserve and the income statement, respectively.

Details of these and other movements during the year in property, plant and equipment of the Group are set out in note 12 to the financial statements.

Share Capital and Share Options

Details of movements during the year in the share capital of the Company are set out in note 24 to the financial statements.

Details of the share option scheme and movements during the year in the share options of the Company are set out in note 25 to the financial statements.

Reserves

Details of movements during the year in the reserves of the Group and the Company are set out in note 26 to the financial statements.

Directors and Directors' Service Contracts

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Lee Chun Kwok *(Chairman)*
Fong Wing Seng *(Managing Director)*
Clive William Baker Oxley (appointed on 16 July, 2001)

Non-executive director:

Xu Yang Sheng

Independent non-executive directors:

Chan Mo Po, Paul
Wong Chun Nam, Duffy

In accordance with the provisions of Clauses 86 and 87 of the Company's Bye-Laws, Mr. Clive William Baker Oxley and Mr. Wong Chun Nam, Duffy retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The non-executive director and the independent non-executive directors have been appointed for a term subject to retirement by rotation in accordance with the Company's Bye-Laws.

Directors' Interests in Shares and Share Options

(i) *Shares*

At 30 June, 2001, the interests of the directors in the shares of the Company and its subsidiaries as recorded in the register required to be maintained under Section 29 of Hong Kong Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	Number of the Company's ordinary shares	
Name of director	**Personal interests**	**Other interests**
Lee Chun Kwok	10	2,071,503,868 *(Note)*
Fong Wing Seng	10	2,071,503,868 *(Note)*

Note: These shares are held through Princesa Holdings Limited, 53.94% of which is owned by Otta Trading Limited as trustee of a unit trust, all the units of which are held by a discretionary trust established for the spouse and issue of Mr. Lee Chun Kwok and 46.06% of which is owned by Primecone Inc. as trustee of a unit trust, all the units of which are held by a discretionary trust established for the spouse and issue of Mr. Fong Wing Seng.

(ii) *Share Options*

A summary of the share options outstanding at 1 July, 2000 and 30 June, 2001, insofar as the Company's directors are concerned is as follows:

Name of director	Exercisable on or after	Exercise price *HK$*	Number of share options outstanding at 1.7.2000 and 30.6.2001
Lee Chun Kwok	27.11.1993	0.0424	6,324,528
	27.11.1994	0.0424	6,324,528
	1.7.1995	0.0176	12,654,545
	1.7.1996	0.0176	12,654,545
Fong Wing Seng	27.11.1993	0.0424	6,324,528
	27.11.1994	0.0424	6,324,528
	1.7.1995	0.0176	12,654,545
	1.7.1996	0.0176	12,654,545
Xu Yang Sheng	3.1.2001	0.0135	31,600,000
	3.1.2002	0.0135	47,400,000

No options were granted to or were exercised by the directors of the Company during the year.

Details of the Company's share option scheme are set out in note 25 to the financial statements.

Save as aforesaid and other than certain nominee shares in subsidiaries held by Mr. Lee Chun Kwok in trust for the Group, at 30 June, 2001:

(i) none of the directors or the chief executives or their associates had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance; and

(ii) none of the directors or the chief executives or their spouses or children under 18 had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Arrangement to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interest in Contracts of Significance

Dr. Liang Ping, wife of Dr. Xu Yang Sheng, provided project development and consultancy services to the Group and received consultancy fees amounting to HK$360,000 for such services during the year.

Save as disclosed above, no contracts of significance to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders

As at 30 June, 2001, the following interests of 10% or more in the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	**Number of ordinary shares held**
Otta Trading Limited	2,071,503,868
Primecone Inc.	2,071,503,868
Princesa Holdings Limited	2,071,503,868

The interests of Otta Trading Limited and Primecone Inc. are held through Princesa Holdings Limited and have been disclosed as interests of Messrs Lee Chun Kwok and Fong Wing Seng respectively in the directors' interests in shares above.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

Convertible Bonds, Securities, Options, Warrants or Similar Rights

Other than the share options set out in note 25 to the financial statements, the Company had no other outstanding convertible bonds, securities, options, warrants or similar rights as at 30 June, 2001.

Purchase, Sale or Redemption of the Company's Listed Shares

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

Major Customers and Suppliers

The largest customer of the Group by itself and together with the next four largest customers accounted for approximately 12% and 47% respectively of the Group's turnover for the year under review.

The largest supplier of the Group by itself and together with the next four largest suppliers accounted for approximately 18% and 46% respectively of the Group's purchases for the year under review.

As at 30 June, 2001, to the knowledge of the directors of the Company, none of the directors, their associates or any shareholders owning more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers or the five largest suppliers mentioned in the preceding paragraphs.

Post Balance Sheet Event

Details of a significant post balance sheet event are set out in note 39 to the financial statements.

Code of Best Practice

The Company has complied throughout the year ended 30 June, 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Lee Chun Kwok
Chairman

Hong Kong, 28 September, 2001

Auditors' Report

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF WELBACK HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 60 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group and the Company, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TO THE SHAREHOLDERS OF WELBACK HOLDINGS LIMITED – continued
(incorporated in Bermuda with limited liability)

Fundamental Uncertainty Relating to the Recoverability of Trade Debtors

In forming our opinion, we have considered the adequacy of the disclosures made in note 17 to the financial statements which explains that the Group is currently engaged in a legal action against North American Foreign Trading Corporation ("NAFT"), including for the recovery of trade receivables in the sum of HK$18 million. Although it is not possible to determine the outcome of these proceedings with reasonable certainty at this time, after consultation with the Group's legal advisors, the directors are pursuing the aforesaid action vigorously. Accordingly, no provision has been made in these financial statements in respect of this matter. We consider that the fundamental uncertainty has been appropriately disclosed in the financial statements and our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and the Company at 30 June, 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Hong Kong, 28 September, 2001

Consolidated Income Statement

For the year ended 30 June, 2001

	Notes	2001 HK$	2000 HK$
Turnover		**382,764,083**	348,767,562
Cost of sales		**(333,625,779)**	(291,813,971)
Gross profit		**49,138,304**	56,953,591
Other income	5	**5,045,841**	3,837,300
Distribution costs		**(19,636,226)**	(18,913,096)
Administrative expenses		**(58,366,992)**	(55,312,651)
Provision for doubtful debts		**(5,014,790)**	(7,659,953)
Loss from operations	6	**(28,833,863)**	(21,094,809)
Finance costs	7	**(3,744,744)**	(2,662,425)
Gain on disposal of subsidiaries		**–**	635,509
Loss before taxation		**(32,578,607)**	(23,121,725)
Taxation credit	9	**–**	1,388,209
Loss before minority interests		**(32,578,607)**	(21,733,516)
Minority interests		**(101,810)**	(350,735)
Net loss for the year	10	**(32,680,417)**	(22,084,251)
Loss per share			
Basic and diluted	11	**(0.51) cent**	(0.61) cent

Consolidated Balance Sheet

At 30 June, 2001

	Notes	2001 HK$	2000 HK$
Non-current assets			
Property, plant and equipment	12	**59,652,645**	57,807,861
Investments in securities	14	**–**	1,000
Amount due from an investee company	15	**171,266**	271,266
		59,823,911	58,080,127
Current assets			
Inventories	16	**69,477,730**	72,777,040
Property held for sale		**36,556,286**	–
Trade and other receivables	17	**63,867,447**	101,845,621
Taxation recoverable		**12,105**	156,556
Time deposits, bank balances and cash		**25,759,165**	68,975,131
		195,672,733	243,754,348
Current liabilities			
Trade and other payables	18	**77,760,904**	110,176,995
Short-term secured bank borrowings	19	**26,799,422**	18,291,862
Obligations under hire purchase contracts due within one year	21	**913,466**	137,926
Other secured borrowings		**6,000,000**	–
		111,473,792	128,606,783
Net current assets		**84,198,941**	115,147,565
Total assets less current liabilities		**144,022,852**	173,227,692
Minority interests		**550,641**	598,716
Non-current liabilities			
Secured term loan due after one year	20	**23,543,290**	659,485
Obligations under hire purchase contracts due after one year	21	**964,925**	148,106
Convertible bonds	22	**–**	19,263,501
		24,508,215	20,071,092
		118,963,996	152,557,884

Consolidated Balance Sheet

At 30 June, 2001

	Notes	2001 HK$	2000 HK$
Capital and reserves			
Share capital	24	**64,901,078**	64,491,078
Reserves	26	**54,062,918**	88,066,806
		118,963,996	152,557,884

The financial statements on pages 21 to 60 were approved by the Board of Directors on 28 September, 2001 and are signed on its behalf by:

Lee Chun Kwok
Director

Fong Wing Seng
Director

Balance Sheet

At 30 June, 2001

	Notes	2001 HK$	2000 HK$
Non-current assets			
Property, plant and equipment	12	–	336,247
Investments in subsidiaries	13	**43,362,681**	43,362,673
Net amounts due from subsidiaries	13	**16,708,873**	3,497,315
Amount due from an investee company	15	**171,266**	271,266
		60,242,820	47,467,501
Current assets			
Other receivables		**14,119**	18,907
Net amounts due from subsidiaries receivable within one year	13	**36,174,555**	64,810,446
Time deposits, bank balances and cash		**14,520,347**	61,713,773
		50,709,021	126,543,126
Current liability			
Other payables		**1,089,514**	1,311,966
Net current assets		**49,619,507**	125,231,160
Total assets less current liabilities		**109,862,327**	172,698,661
Non-current liability			
Convertible bonds	22	–	19,263,501
		109,862,327	153,435,160
Capital and reserves			
Share capital	24	**64,901,078**	64,491,078
Reserves	26	**44,961,249**	88,944,082
		109,862,327	153,435,160

Lee Chun Kwok
Director

Fong Wing Seng
Director

Consolidated Statement of Recognised Gains and Losses

For the year ended 30 June, 2001

	2001	2000
	HK$	*HK$*
Revaluation decrease in respect of properties	**(2,036,871)**	(1,343,531)
Exchange difference arising on translation of overseas operation	**–**	4,172,405
Net (loss) gain not recognised in the consolidated income statement	**(2,036,871)**	2,828,874
Net loss for the year	**(32,680,417)**	(22,084,251)
Total recognised losses	**(34,717,288)**	(19,255,377)

Consolidated Cash Flow Statement

For the year ended 30 June, 2001

	Notes	2001 HK$	2000 HK$
Net cash outflow from operating activities	27	**(25,463,608)**	(43,807,507)
Returns on investments and servicing of finance			
Interest received		**2,034,003**	1,026,694
Interest paid		**(2,897,372)**	(2,478,007)
Interest on obligations under hire purchase contracts		**(110,873)**	(26,637)
Dividend received		**8,000**	–
Net cash outflow from returns on investments and servicing of finance		**(966,242)**	(1,477,950)
Taxation			
Hong Kong Profits Tax paid		**(12,159)**	–
Hong Kong Profits Tax refunded		**156,610**	–
Net cash inflow for taxation		**144,451**	–
Investing activities			
Purchase of property, plant and equipment		**(10,616,800)**	(4,677,900)
Proceeds from disposal of property, plant and equipment		**180,351**	22,960
Purchase of a subsidiary (net of cash and cash equivalents acquired)	28	**20,998**	–
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	29	**–**	(66,541)
Net cash outflow from investing activities		**(10,415,451)**	(4,721,481)
Net cash outflow before financing		**(36,700,850)**	(50,006,938)

Consolidated Cash Flow Statement

For the year ended 30 June, 2001

	Notes	2001 HK$	2000 HK$
Financing	30		
Proceeds from issue of shares		**1,123,400**	94,806,172
Proceeds from issue of convertible bonds		**–**	20,000,000
Other new borrowings raised		**6,000,000**	5,000,000
Net increase in trust receipts and import loans		**4,047,331**	830,676
Redemption of convertible bonds		**(20,000,000)**	–
Repayment of other borrowings		**–**	(9,777,778)
Expenses paid in connection with the issue of shares		**–**	(4,653,935)
Issue costs of convertible bonds		**–**	(818,332)
Repayment of term loans		**(234,344)**	(139,900)
Repayment of obligations under hire purchase contracts		**(879,881)**	(136,002)
Net cash (outflow) inflow from financing		**(9,943,494)**	105,110,901
(Decrease) increase in cash and cash equivalents		**(46,644,344)**	55,103,963
Cash and cash equivalents at the beginning of the year		**51,665,563**	(3,434,506)
Effect of foreign exchange rate changes		**–**	(3,894)
Cash and cash equivalents at the end of the year	31	**5,021,219**	51,665,563

Notes to the Financial Statements

For the year ended 30 June, 2001

1. General

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The principal activities of the Company's subsidiaries are set out in note 13.

2. Adoption of Statement of Standard Accounting Practice

In the current year, the Group has adopted Statement of Standard Accounting Practice 14 (Revised) "Leases" (SSAP 14 (Revised)) for the first time.

SSAP 14 (Revised) has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting years and, accordingly, no prior year adjustment has been required. Disclosures for all the Group's leasing arrangements have been modified so as to comply with requirements of SSAP 14 (Revised). Comparative amounts have been restated in order to achieve a consistent presentation.

3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

3. Significant Accounting Policies *(continued)*

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is written off to reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary over the purchase consideration, is credited to reserves.

On disposal of an investment in a subsidiary, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the gain or loss on disposal of the subsidiary.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any identified impairment losses.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in profit or loss for the year. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in profit or loss for the year.

Turnover

Turnover represents the net amounts received and receivable for goods sold by the Group to outside customers during the year.

3. Significant Accounting Policies *(continued)*

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment, other than leasehold properties, are stated at cost less accumulated depreciation at the balance sheet date. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Leasehold properties are stated in the balance sheet at their revalued amounts, being the fair values on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of leasehold properties is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On subsequent sale or retirement of a revalued asset, the balance on the asset revaluation reserve attributable to that asset is transferred to retained profits.

3. Significant Accounting Policies *(continued)*

Property, plant and equipment (continued)

The cost of leasehold land is amortised over the lease term using the straight line method.

The cost of buildings is depreciated over 40 years or the lease term, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method, at the rate of 20% per annum.

Assets held under hire purchase contracts are depreciated over their expected useful lives on the same basis as owned assets.

Properties held for sale

Properties held for sale are completed properties remaining unsold at year end and are stated at the lower of cost and net realisable value.

Cost which comprises direct purchase cost and other incidental expenses that have been incurred in bringing the properties to their present location and condition.

Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less estimated selling expenses or by management estimates based on prevailing market conditions.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in, first out method. Net realisable value represents the estimated selling price in the ordinary course of business less all costs to completion and costs to make the sale.

3. Significant Accounting Policies *(continued)*

Leases

Hire purchases contracts are classified as finance leases whenever the terms of the contract transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under hire purchase contracts are capitalised at their fair value at the date of acquisition or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as an obligation under hire purchase contracts. Finance charges, which represent the difference between the total hire purchase commitments and the recorded value of the assets acquired, are charged to the income statement over the term of the relevant contract so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income statement on a straight line basis over the term of the relevant lease.

Convertible bonds

Convertible bonds are stated at the aggregate of the net proceeds from the issue.

The net proceeds represent the amount received on the issue of the convertible bonds after deduction of direct issue costs. Direct issue costs are amortised to the income statement on a straight line basis over the period from the date of issue to their final redemption date. If any of the convertible bonds are purchased and cancelled, redeemed or converted prior to the final redemption date, any remaining unamortised issue costs attributable to the convertible bonds purchased, redeemed or converted will be written off immediately to the income statement.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

3. Significant Accounting Policies *(continued)*

Foreign currencies

Transactions in foreign currencies other than Hong Kong Dollars are translated into Hong Kong Dollars at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies other than Hong Kong Dollars are re-translated into Hong Kong Dollars at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations outside Hong Kong which are denominated in currencies other than Hong Kong Dollars are translated into Hong Kong Dollars at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in the translation reserve.

Research and development costs

Expenditure on research and development is charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are deferred and written off over the life of the project from the date of commencement of commercial operation subject to a maximum of five years.

Retirement benefit scheme contributions

The amount of contributions payable to the Group's defined contribution scheme and the Mandatory Provident Fund Scheme ("MPF Scheme") is charged as an expense as the contributions fall due.

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the dates of the advances.

4. Segmental Information

The Group's turnover and contribution to loss from operations for the year ended 30 June, 2001, analysed by principal activity and by geographical location, were as follows:

	Turnover		Contribution to loss from operations	
	2001	2000	**2001**	2000
	HK$	*HK$*	***HK$***	*HK$*
By principal activity:				
Manufacture and sale of				
Multimedia electronic products	**196,740,991**	86,328,215	**(9,985,832)**	(1,122,886)
Toys and games products	**86,850,852**	169,359,449	**(15,467,935)**	(16,042,864)
Trading in telecommunication products	**89,158,364**	71,454,029	**702,579**	1,224,077
Others	**10,013,876**	21,625,869	**(4,082,675)**	(5,153,136)
	382,764,083	348,767,562	**(28,833,863)**	(21,094,809)

	Turnover		Contribution to loss from operations	
	2001	2000	**2001**	2000
	HK$	*HK$*	***HK$***	*HK$*
By geographical location:				
North America	**196,229,860**	205,781,957	**(8,867,636)**	(8,145,265)
Europe	**111,485,511**	92,294,344	**(2,189,467)**	(596,065)
Japan	**57,797,787**	20,530,405	**(9,028,651)**	(3,265,955)
Local and others	**17,250,925**	30,160,856	**(8,748,109)**	(9,087,524)
	382,764,083	348,767,562	**(28,833,863)**	(21,094,809)

5. Other Income

Included in other income is net income (loss) from investments, as follows:

	2001 HK$	2000 HK$
Interest earned on bank deposits	**2,034,003**	1,045,601
Dividend from trading securities, listed	**8,000**	–
Net realised (loss) gain on disposal of trading securities	**(169,839)**	215,001
Impairment loss in respect of investments in securities	**(1,000)**	(351,000)
Impairment loss in respect of amount due from an investee company	**(100,000)**	(1,360,000)
	1,771,164	(450,398)

6. Loss from Operations

	2001 HK$	2000 HK$
Loss from operations has been arrived at after charging:		
Auditors' remuneration	**665,000**	685,000
Depreciation		
Owned assets	**8,168,151**	7,985,470
Assets held under hire purchase contracts	**304,382**	77,348
Loss on disposal of property, plant and equipment	**524,053**	52,610
Operating lease charges		
Rented premises	**2,071,816**	2,036,515
Plant and machinery	**101,813**	111,065
Research and development costs	**899,639**	782,362
Staff costs		
Retirement benefit scheme contributions, net of forfeited contributions of HK$534,010 (2000: HK$192,872)	**757,668**	569,971
Severance payments	**1,228,172**	587,835
Others staff costs, including directors' emoluments	**47,357,699**	50,346,663
Total staff costs	**49,343,539**	51,504,469

7. Finance Costs

	2001 HK$	2000 HK$
Interest on:		
Bank borrowings wholly repayable		
– Within five years	**(2,469,765)**	(2,422,448)
– Over five years	**(125,781)**	–
Convertible bonds	**(301,826)**	(131,507)
Obligations under hire purchase contracts	**(110,873)**	(26,637)
Amortisation of issue costs of convertible bonds	**(736,499)**	(81,833)
	(3,744,744)	(2,662,425)

8. Directors' Emoluments and Highest Paid Employees

	2001 HK$	2000 HK$
(i) The directors' emoluments are analysed as follows:		
Directors' fees		
Executive directors	–	–
Non-executive director	**240,000**	129,677
Independent non-executive directors	**360,000**	360,000
	600,000	489,677
Other emoluments		
Executive directors		
– Salaries and other benefits	**3,180,337**	4,006,773
	3,780,337	4,496,450

The emoluments of the directors were within the following bands:

	Number of directors	
HK$	**2001**	2000
Nil to 1,000,000	**3**	4
1,500,001 to 2,000,000	**2**	2

8. Directors' Emoluments and Highest Paid Employees *(continued)*

(ii) The emoluments of the highest paid employees are analysed as follows:

The five highest paid employees of the Group in the year included two (2000: two) directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining three (2000: three) are analysed as follows:

	2001	2000
	HK$	*HK$*
Salaries and other benefits	**2,918,559**	2,841,453

The emoluments of the employees were within the following bands:

	Number of employees	
HK$	**2001**	2000
Nil to 1,000,000	**2**	2
1,000,001 to 1,500,000	**1**	1
	3	3

9. Taxation Credit

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company and its subsidiaries had no assessable profits for the year or the estimated assessable profits, if any, are wholly absorbed by tax losses brought forward. Last year's taxation credit represented the aggregate of Hong Kong Profits Tax overprovided in prior year and overprovision of deferred taxation in prior year.

Details of potential deferred taxation asset not recognised in the year are set out in note 23.

10. Net Loss for the Year

Of the Group's net loss for the year of HK$32,680,417 (2000: HK$22,084,251), a loss of HK$44,696,233 (2000: HK$14,513,584) has been dealt with in the financial statements of the Company.

11. Loss per Share

The calculation of the basic loss per share is based on the net loss for the year of HK$32,680,417 (2000: HK$22,084,251) and on the weighted average number of 6,450,118,799 (2000: 3,606,707,707) ordinary shares in issue throughout the year.

The computation of diluted loss per share for 2001 does not assume the conversion of the Company's outstanding share options since their exercise would result in a decrease in net loss per share from continuing ordinary operations.

The computation of diluted loss per share for 2000 did not assume the conversion of the Company's outstanding convertible bonds and share options since their exercise resulted in a decrease in net loss per share from continuing ordinary operations.

12. Property, Plant and Equipment

	Leasehold properties	Leasehold improvements	Furniture, fixtures and equipment	Plant and machinery	Tools and moulds	Motor vehicles	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP							
COST OR VALUATION							
At 1 July, 2000	29,250,000	11,661,546	15,951,481	23,828,328	36,552,553	4,658,132	121,902,040
Additions	–	1,110,793	2,742,545	6,921,927	2,313,775	–	13,089,040
Disposals	–	–	(996,724)	(2,535,505)	(14,352)	–	(3,546,581)
Revaluation decrease	(3,320,000)	–	–	–	–	–	(3,320,000)
At 30 June, 2001	25,930,000	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	128,124,499
Comprising:							
At cost	–	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	102,194,499
At valuation – 2001	25,930,000	–	–	–	–	–	25,930,000
	25,930,000	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	128,124,499
DEPRECIATION							
At 1 July, 2000	–	8,922,470	10,363,057	18,562,941	22,926,843	3,318,868	64,094,179
Provided for the year	1,252,681	807,362	1,206,268	1,949,767	2,988,603	267,852	8,472,533
Eliminated on disposals	–	–	(453,125)	(2,382,202)	(6,850)	–	(2,842,177)
Eliminated on revaluation	(1,252,681)	–	–	–	–	–	(1,252,681)
At 30 June, 2001	–	9,729,832	11,116,200	18,130,506	25,908,596	3,586,720	68,471,854
NET BOOK VALUES							
At 30 June, 2001	25,930,000	3,042,507	6,581,102	10,084,244	12,943,380	1,071,412	59,652,645
At 30 June, 2000	29,250,000	2,739,076	5,588,424	5,265,387	13,625,710	1,339,264	57,807,861

12. Property, Plant and Equipment *(continued)*

	Leasehold properties	Leasehold improvements	Furniture, fixtures and equipment	Plant and machinery	Tools and moulds	Motor vehicles	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE COMPANY							
COST							
At 1 July, 2000	–	–	459,199	–	–	–	459,199
Additions	–	–	32,248	–	–	–	32,248
Transfer to a subsidiary	–	–	(491,447)	–	–	–	(491,447)
At 30 June, 2001	–	–	–	–	–	–	–
DEPRECIATION							
At 1 July, 2000	–	–	122,952	–	–	–	122,952
Provided for the year	–	–	66,859	–	–	–	66,859
Eliminated on transfer to a subsidiary	–	–	(189,811)	–	–	–	(189,811)
At 30 June, 2001	–	–	–	–	–	–	–
NET BOOK VALUES							
At 30 June, 2001	–	–	–	–	–	–	–
At 30 June, 2000	–	–	336,247	–	–	–	336,247

The net book value of the leasehold properties at 30 June, 2001 included an amount of HK$5,930,000 (2000: HK$8,250,000) in respect of properties situated in Hong Kong which are held under medium-term leases and an amount of HK$20,000,000 (2000: HK$21,000,000) in respect of a building situated in the People's Republic of China (the "PRC") which is held for use by the Group for the remaining term of 20 years. The leasehold properties were valued at 30 June, 2001 by AA Property Services Limited, a firm of property consultants, on an open market value basis.

Had the leasehold properties been carried at historical cost less depreciation, their aggregate carrying amount would have been stated at approximately HK$12,966,000 (2000: HK$13,530,000).

At 30 June, 2001, the net book value of furniture, fixtures and equipment held under hire purchase contracts amounted to approximately HK$2,430,000 (2000: HK$433,000).

13. Interests in Subsidiaries

	THE COMPANY 2001 HK$	2000 HK$
Unlisted shares, at cost	**43,362,681**	43,362,673
Net amounts due from subsidiaries, less provisions	**52,883,428**	68,307,761
	96,246,109	111,670,434
Less: Net amounts due from subsidiaries receivable within one year shown under current assets	**(36,174,555)**	(64,810,446)
	60,071,554	46,859,988

Details of the Company's subsidiaries at 30 June, 2001 are as follows:

Name of subsidiary	Place of incorporation/ operation	Nominal value of issued shares*	Proportion of nominal value of issued shares held by the Company Directly	Indirectly	Principal activities
Fine Apex Limited	Hong Kong	HK$4	–	50%	Property holding
Graceley Enterprises Limited	Hong Kong	HK$2	–	100%	Provision of nominee services
Hitchman Limited	Hong Kong	HK$150,000	–	100%	Property holding
Modern Gala Industrial Limited	Hong Kong	HK$1,500,000	–	100%	Manufacture and sale of moulds and plastic parts
P.N. Electronic Limited	Hong Kong	HK$1,000	–	100%	Inactive
Quentinbelle Limited	British Virgin Islands ("BVI")/PRC	US$100	–	100%	Provision of sub-contracting services
Quicky Technologies Limited	BVI	US$1	100%	–	Investment holding
Quidde Limited	Hong Kong	HK$2	–	100%	Investment holding
Ruian Weiye Technology (Shenzhen) Limited	PRC	HK$5,000,000	–	100%	Manufacture and sale of toys, games and electronic products

13. Interests in Subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Nominal value of issued shares*	Proportion of nominal value of issued shares held by the Company Directly	Indirectly	Principal activities
Timlex International Limited	Hong Kong	HK$2	–	100%	Trading in toys and games and multimedia electronic products
Victorwood Holdings Limited	Hong Kong	HK$1,960,000	–	71.6%	Trading in telecommunication products
Welback Enterprises Limited	Hong Kong	HK$13,501,000**	–	100%	Manufacture and sale of toys and games and multimedia electronic products
Welback International Investments Limited	BVI	HK$16,875,000	100%	–	Investment holding

* All are ordinary share capital unless otherwise stated.

** The issued and fully paid share capital of Welback Enterprises Limited includes 1,350,000 non-voting deferred shares of HK$10 each.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

14. Investments in Securities

	THE GROUP	
	2001	2000
	HK$	*HK$*
Other securities, unlisted	**2,050,990**	2,050,990
Less: Impairment loss recognised	**(2,050,990)**	(2,049,990)
	–	1,000

In the opinion of the directors, other securities in the amount of HK$2,050,990 (2000: HK$2,049,990) are determined to be impaired and the amount of impairment loss has been charged to the income statement.

15. Amount Due from an Investee Company

THE GROUP AND THE COMPANY

The amount is unsecured, interest-free and has no fixed repayment terms. In the opinion of the directors, the Company will not demand for repayment within twelve months from the balance sheet date. Accordingly, the amount is classified as non-current.

16. Inventories

	THE GROUP	
	2001	2000
	HK$	*HK$*
Raw materials	**53,519,879**	54,318,323
Work in progress	**8,895,814**	10,519,217
Finished goods	**7,062,037**	7,939,500
	69,477,730	72,777,040

Included above are raw materials of approximately HK$51,961,000 (2000: HK$52,416,000), work in progress of approximately HK$8,841,000 (2000: HK$10,501,000) and finished goods of approximately HK$6,684,000 (2000: HK$6,196,000) which are carried at net realisable value.

17. Trade and other Receivables

The Group is in the process of recovering receivable of approximately HK$18 million in respect of goods shipped to a former customer, North American Foreign Trading Corporation ("NAFT") in 1996. NAFT has filed a Statement of Claim with the American Arbitration Association, in which it alleges that the Group manufactured and sold defective goods to NAFT for which NAFT is entitled to a refund. In addition, NAFT is claiming damages not exceeding US$5 million. Based on legal advice, the Group is contesting vigorously the claims brought by NAFT and has counterclaimed for the said sum of HK$18 million and for other damages. Accordingly, although it is not possible to determine the outcome of these proceedings with reasonable certainty at this time, no provision has been made in these financial statements against the Group's exposure in respect of this matter.

At 30 June, 2001, the balances of trade and other receivables included trade receivables of HK$56,064,517 (2000: HK$93,205,554). An aged analysis of trade receivables prepared on the basis of sales invoice date is as follows:

	THE GROUP	
	2001	2000
	HK$	*HK$*
0 to 90 days	**32,600,857**	62,780,704
91 days or above	**23,463,660**	30,424,850
	56,064,517	93,205,554

The Group allows an average credit period of 60 – 90 days (2000: 60 – 90 days) to its trade customers.

18. Trade and other Payables

At 30 June, 2001, the balances of trade and other payables included trade payables of HK$60,609,092 (2000: HK$83,169,190). An aged analysis of trade payables prepared on the basis of supplier invoice date is as follows:

	THE GROUP	
	2001	2000
	HK$	*HK$*
0 to 90 days	**49,330,327**	65,009,796
91 days or above	**11,278,765**	18,159,394
	60,609,092	83,169,190

19. Short-Term Secured Bank Borrowings

	THE GROUP	
	2001	2000
	HK$	*HK$*
Trust receipts and import loans	**20,696,257**	16,797,231
Portion of secured term loan due within one year *(note 20)*	**1,183,469**	151,618
Other bank loans	**2,452,407**	1,343,013
Bank overdrafts	**2,467,289**	–
	26,799,422	18,291,862

20. Secured Term Loan

	THE GROUP	
	2001	2000
	HK$	*HK$*
The loan is repayable:		
– Within one year	**1,183,469**	151,618
– Between one to two years	**1,262,915**	168,745
– Between two to five years	**3,949,337**	490,740
– Over five years	**18,331,038**	–
	24,726,759	811,103
Less: Amount due within one year included under short-term secured bank borrowings in current liabilities *(note 19)*	**(1,183,469)**	(151,618)
Amount due after one year	**23,543,290**	659,485

21. Obligations under Hire Purchase Contracts

	Minimum lease payments		Present value of minimum lease payments	
	2001	2000	**2001**	2000
	HK$	*HK$*	***HK$***	*HK$*
THE GROUP				
Amounts payable under hire purchase contracts:				
Within one year	**1,084,176**	162,664	**913,466**	137,926
In the second to fifth year inclusive	**1,035,003**	162,800	**964,925**	148,106
	2,119,179	325,464	**1,878,391**	286,032
Less: future finance charges	**(240,788)**	(39,432)	**–**	–
Present value of lease obligations	**1,878,391**	286,032	**1,878,391**	286,032
Less: Amount due for settlement within 12 months shown under current liabilities			**(913,466)**	(137,926)
Amount due for settlement after 12 months			**964,925**	148,106

Obligations under hire purchase contracts represent hire purchase contracts payable by the Group for certain of its furniture, fixture and equipment. The average lease term is 3 years. All leases are on fixed repayment basis and no arrangements have been entered into for contingent rental payments.

22. Convertible Bonds

	THE GROUP AND THE COMPANY	
	2001	2000
	HK$	*HK$*
Principal amount		
At the beginning of year	**20,000,000**	–
Issue during the year	–	20,000,000
Redemption during the year	**(20,000,000)**	–
At the end of year	–	20,000,000
Less: issue costs		
At the beginning of year	**736,499**	–
Incurred during the year	–	818,332
Amortised during the year including amounts written back upon redemption	**(736,499)**	(81,833)
At the end of year	–	736,499
Carrying value at 30 June	–	19,263,501

In April 2000, the Company issued HK$20,000,000 3% convertible bonds due 31 December, 2001 (the "Bonds"). The bonds carry a right to convert either in whole or in part any time and from time to time in amounts of not less than HK$100,000 on each conversion, save that if at any time, the principal outstanding amount of the Bonds is less than HK$100,000, the whole (but not part only) of the principal outstanding amount of the Bonds may be converted into ordinary shares of the Company at an initial conversion price of HK$0.40 per share (subject to adjustment) at any time up to the maturity date. As a result of the capital reorganisation as described in note 24, the conversion price of the Bonds has been adjusted to HK$0.03 per share with effect from 9 May, 2000 in accordance with the provision of the trust deed constituting the Bonds.

In November 2000 and February 2001 respectively, in order to reduce the interest burden of the Group, the Group redeemed the outstanding Bonds in the amount of HK$20,000,000.

23. Deferred Taxation

	THE GROUP	
	2001	2000
	HK$	*HK$*
Balance at 1 July	–	1,150,000
Credit for the year *(note 9)*	–	(1,150,000)
Balance at 30 June	–	–

At the balance sheet date, the major components of the net unrecognised deferred taxation asset were as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$	*HK$*	***HK$***	*HK$*
Tax effect of timing differences because of:				
Tax losses not yet utilised	**14,592,000**	10,371,000	**275,000**	832,000
Difference of tax allowances and depreciation	**(2,719,000)**	(2,580,000)	–	(54,000)
	11,873,000	7,791,000	**275,000**	778,000

23. Deferred Taxation *(continued)*

The major components of the net unrecognised deferred taxation (credit) charge for the year were as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$	*HK$*	***HK$***	*HK$*
Tax effect of timing differences because of:				
Tax losses (arising) utilising	**(4,221,000)**	421,000	**557,000**	477,000
Difference of tax allowances and depreciation	**139,000**	30,000	**(54,000)**	7,000
	(4,082,000)	451,000	**503,000**	484,000

Deferred taxation asset has not been recognised in the financial statements as it is not certain whether the benefit will crystallise in the foreseeable future.

Deferred taxation has not been provided on the accumulated surplus arising on the revaluation of leasehold properties situated in Hong Kong as the profits, if any, arising on future disposal of these assets would not be subject to taxation. Accordingly, the revaluation does not constitute a timing difference for tax purposes.

In addition, the Group had a potential deferred taxation liability in respect of land appreciation tax resulting from revaluation surplus of approximately HK$7,497,000 (2000: HK$7,509,000) arising on the factory premises situated in the PRC. The Group does not have any intention to dispose of these factory premises in the foreseeable future. Accordingly, no deferred taxation has been provided in respect of the revaluation surplus of these properties.

24. Share Capital

	Number of shares	Nominal value HK$
Authorised:		
Ordinary shares of HK$0.10 each at 1 July, 1999	400,000,000	40,000,000
– *Increase of authorised share capital by creation of an additional 1,600,000,000 shares of HK$0.10 each*	1,600,000,000	160,000,000
	2,000,000,000	200,000,000
– Subdivision of authorised share capital from 2,000,000,000 shares of HK$0.10 each to 20,000,000,000 shares of HK$0.01 each	18,000,000,000	–
Ordinary shares of HK$0.01 each at 30 June, 2000 and 30 June, 2001	20,000,000,000	200,000,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each at 1 July, 1999	246,550,400	24,655,040
– Issue of shares resulted from exercise of share options	1,200,000	120,000
– Issue of shares resulted from private placements	27,000,000	2,700,000
– Issue of shares resulted from rights issue	109,900,160	10,990,016
	384,650,560	38,465,056
– Subdivision of issued and fully paid shares from HK$0.10 each to HK$0.01 each	3,461,855,040	–
	3,846,505,600	38,465,056
Ordinary shares of HK$0.01 each		
– Issue of shares resulted from private placements	760,000,000	7,600,000
– Issue of shares resulted from rights issue	1,842,602,240	18,426,022
Ordinary shares of HK$0.01 each at 30 June, 2000 and 1 July, 2000	6,449,107,840	64,491,078
– Issue of shares resulted from exercise of share options	41,000,000	410,000
Ordinary shares of HK$0.01 each at 30 June, 2001	6,490,107,840	64,901,078

24. Share Capital *(continued)*

During the years ended 30 June, 2000 and 30 June, 2001, the following changes in the share capital of the Company took place:

(a) On 21 February, 2000 and 24 February, 2000, the Company allotted and issued 600,000 shares, respectively of HK$0.10 each in the Company for cash at HK$0.2784 per share as a result of the exercise of the Company's share options granted to a former director.

(b) On 9 March, 2000 and 14 March, 2000, the Company issued 13,500,000 shares, respectively of HK$0.10 each in the Company to independent investors at a price of HK$0.35 per share by way of private placement and raised approximately HK$9,450,000.

(c) On 29 March, 2000 and 6 April, 2000, the Company issued 90,519,358 shares and 19,380,802 shares, respectively of HK$0.10 each in the Company to shareholders at a price of HK$0.30 per share by way of rights issue on the basis of two rights share for every five existing shares then held by qualifying shareholders and raised approximately HK$32,970,000.

(d) On 5 April, 2000, the Company increased its authorised share capital from HK$40,000,000 to HK$200,000,000 by the creation of an additional 1,600,000,000 shares of HK$0.10 each.

(e) On 7 April, 2000, the Company subdivided the existing issued and unissued shares of HK$0.10 each into ten shares of HK$0.01 each in the share capital of the Company.

(f) On 4 May, 2000, the Company issued 760,000,000 shares of HK$0.01 each in the Company to independent investors at a price HK$0.02 per share by way of private placement and raised approximately HK$15,200,000.

(g) On 22 May, 2000 and 24 May, 2000, the Company issued 1,518,619,852 shares and 323,982,388 shares, respectively of HK$0.01 each in the Company to shareholders at a price of HK$0.02 per share by way of rights issues on the basis of two rights shares for every five existing shares then held by qualifying shareholders and raised approximately HK$36,852,000.

(h) On 20 June, 2001, 21 June, 2001 and 26 June, 2001, the Company allotted and issued 41,000,000 shares, respectively of HK$0.01 each in the Company for cash at HK$0.0274 per share as a result of the exercise of the Company's share options granted to its employees.

The net proceeds from the rights issue and private placements for year ended 30 June, 2000 were used to reduce the level of indebtedness of the Group and as general working capital of the Company.

All new shares issued as a result of the exercise of share options, private placements and rights issue ranked pari passu with the then existing shares in all respects.

25. Share Options

The Company has a share option scheme under which the directors may grant options to employees of the Company or its subsidiaries, including directors of any of such companies, to subscribe for shares in the Company. The subscription price will not be less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the options or the nominal value of the shares, whichever is the higher. The maximum number of shares in respect of which options may be granted under this scheme may not exceed 10% of the issued share capital of the Company from time to time. An option may be exercised at any time before the expiration of ten years from the date of adoption of the relevant share option scheme.

A summary of the options outstanding at 1 July, 2000 and 30 June, 2001 under the aforesaid share option scheme of the Company during the year is as follows:

Exercisable on or after	Exercise price	Number of share options outstanding at 1.7.2000	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Number of share options outstanding at 30.6.2001
	HK$					
27.11.1993	0.0424	12,649,056	–	–	–	12,649,056
27.11.1994	0.0424	12,649,056	–	–	–	12,649,056
1.7.1995	0.0176	25,309,090	–	–	–	25,309,090
1.7.1996	0.0176	25,309,090	–	–	–	25,309,090
3.1.2001	0.0135	31,600,000	–	–	–	31,600,000
3.1.2002	0.0135	47,400,000	–	–	–	47,400,000
4.4.2001	0.0274	–	67,000,000	(41,000,000)	–	26,000,000
7.7.2001	0.0594	–	5,000,000	–	–	5,000,000
7.1.2002	0.0594	–	5,000,000	–	–	5,000,000

26. Reserves

	Share premium HK$	Asset revaluation reserve HK$	Capital reserve on consolidation HK$	Translation reserve HK$	Contributed surplus HK$	Accumulated deficit HK$	Total HK$
THE GROUP							
At 1 July, 1999	48,651,246	19,956,514	8,850,159	–	–	(16,257,538)	61,200,381
Premium arising on issue of shares in respect of							
– Conversion of share options	214,080	–	–	–	–	–	214,080
– Private placements	14,350,000	–	–	–	–	–	14,350,000
– Rights issue	40,406,054	–	–	–	–	–	40,406,054
Share issue expenses	(4,653,935)	–	–	–	–	–	(4,653,935)
Exchange difference on translation of financial statements of overseas operation	–	–	–	4,172,405	–	–	4,172,405
Revaluation decrease	–	(1,343,531)	–	–	–	–	(1,343,531)
Reserves released on disposal of subsidiaries	–	(3,498,810)	(21,992)	(4,172,405)	–	3,498,810	(4,194,397)
Net loss for the year	–	–	–	–	–	(22,084,251)	(22,084,251)
At 30 June, 2000	98,967,445	15,114,173	8,828,167	–	–	(34,842,979)	88,066,806
Premium arising on issue of shares in respect of conversion of share options	713,400	–	–	–	–	–	713,400
Revaluation decrease	–	(2,036,871)	–	–	–	–	(2,036,871)
Net loss for the year	–	–	–	–	–	(32,680,417)	(32,680,417)
At 30 June, 2001	99,680,845	13,077,302	8,828,167	–	–	(67,523,396)	54,062,918

26. Reserves *(continued)*

	Share premium	Asset revaluation reserve	Capital reserve on consolidation	Translation reserve	Contributed surplus	Accumulated deficit	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE COMPANY							
At 1 July, 1999	48,651,246	–	–	–	26,487,673	(21,997,452)	53,141,467
Premium arising on issue of shares in respect of							
– Conversion of share options	214,080	–	–	–	–	–	214,080
– Private placements	14,350,000	–	–	–	–	–	14,350,000
– Rights issue	40,406,054	–	–	–	–	–	40,406,054
Share issue expenses	(4,653,935)	–	–	–	–	–	(4,653,935)
Net loss for the year *(note 10)*	–	–	–	–	–	(14,513,584)	(14,513,584)
At 30 June, 2000	98,967,445	–	–	–	26,487,673	(36,511,036)	88,944,082
Premium arising on issue of shares in respect of conversion of share options	713,400	–	–	–	–	–	713,400
Net loss for the year *(note 10)*	–	–	–	–	–	(44,696,233)	(44,696,233)
At 30 June, 2001	99,680,845	–	–	–	26,487,673	(81,207,269)	44,961,249

The contributed surplus represents the difference between the consolidated shareholders' funds of Welback International Investments Limited at the date on which its shares were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition.

Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company did not have any reserves available for distribution to shareholders at 30 June, 2001 and 30 June, 2000.

27. Reconciliation of Loss before Taxation to Net Cash Outflow from Operating Activities

	2001	2000
	HK$	*HK$*
Loss before taxation	**(32,578,607)**	(23,121,725)
Interest income	**(2,034,003)**	(1,045,601)
Interest expenses	**3,744,744**	2,662,425
Dividend income	**(8,000)**	–
Depreciation	**8,472,533**	8,062,818
Loss on disposal of property, plant and equipment	**524,053**	52,610
Gain on disposal of subsidiaries	**–**	(635,509)
Deficit arising on revaluation of leasehold properties	**30,448**	–
Provision for doubtful debts	**5,014,790**	7,659,953
Provision for impairment loss of		
– Investments in securities	**1,000**	351,000
– Amount due from an investee company	**100,000**	1,360,000
Decrease (increase) in inventories	**3,299,310**	(16,426,812)
Decrease (increase) in trade and other receivables	**20,407,915**	(27,373,976)
(Decrease) increase in trade and other payables	**(32,437,791)**	4,647,310
Net cash outflow from operating activities	**(25,463,608)**	(43,807,507)

28. Purchase of a Subsidiary

	2001 HK$	2000 HK$
Net assets acquired:		
Trade and other receivables	1,444,531	–
Property held for sale	36,556,286	–
Bank balances and cash	21,000	–
Trade and other payables	(21,700)	–
Secured bank borrowings	(24,150,000)	–
Loans payable	(14,000,000)	–
Minority interests	149,885	–
Net assets	2	–
Satisfied by:		
Cash consideration paid	2	–
Analysis of net inflow of cash and cash equivalents in connection with the purchase of a subsidiary:		
Cash consideration paid	(2)	–
Bank balances and cash acquired	21,000	–
Net inflow of cash and cash equivalents in connection with the purchase of a subsidiary	20,998	–

The subsidiary purchased during the year did not have any significant impact on the Group's cash flows, turnover and operating results.

29. Disposal of Subsidiaries

	2001	2000
	HK$	*HK$*
Net assets disposed of:		
Property, plant and equipment	–	3,895,493
Inventories	–	491,162
Trade and other receivables	–	3,859,907
Bank balances and cash	–	76,541
Trade and other payables	–	(2,005,509)
Other long-term payables	–	(1,258,706)
Net assets	–	5,058,888
Goodwill realised on disposal	–	(21,992)
Translation reserve realised on disposal	–	(4,172,405)
Gain on disposal of subsidiaries	–	635,509
	–	1,500,000
Satisfied by:		
Cash consideration received	–	10,000
Deferred consideration	–	1,490,000
	–	1,500,000
Analysis of net outflow of cash and cash equivalents in connection with the disposal of subsidiaries:		
Cash consideration received	–	10,000
Bank balances and cash disposed of	–	(76,541)
	–	(66,541)

The subsidiary disposed of during the year ended 30 June, 2000 contributed HK$222,000 to the Group's net operating cash outflows and utilised HK$285,000 in respect of financing activities.

30. Analysis of Changes in Financing during the Year

	Share capital and premium HK$	Convertible bonds HK$	Term loans HK$	Trust receipts and import loans HK$	Obligations under hire purchase contracts HK$	Other borrowings HK$	Minority interests HK$	Other long-term payables HK$
At 1 July, 1999	73,306,286	–	951,003	–	175,595	4,777,778	247,981	1,255,083
Issue of shares	94,806,172	–	–	–	–	–	–	–
Expenses incurred in connection with the issue of shares	(4,653,935)	–	–	–	–	–	–	–
Proceeds from issue of convertible bonds	–	20,000,000	–	–	–	–	–	–
Inception of hire purchase contracts	–	–	–	–	246,439	–	–	–
Other new borrowings raised	–	–	–	–	–	5,000,000	–	–
Net increase in trust receipts and import loans	–	–	–	830,676	–	–	–	–
Repayment of term loans	–	–	(139,900)	–	–	–	–	–
Repayment of obligations under hire purchases	–	–	–	–	(136,002)	–	–	–
Repayment of other borrowings	–	–	–	–	–	(9,777,778)	–	–
Expenses incurred in connection with the issue of convertible bonds	–	(818,332)	–	–	–	–	–	–
Amortisation of issue costs	–	81,833	–	–	–	–	–	–
Exchange difference on *translation*	–	–	–	–	–	–	–	3,623
Eliminated on disposal of subsidiaries	–	–	–	–	–	–	–	(1,258,706)
Profit shared by minority interests	–	–	–	–	–	–	350,735	–
At 30 June, 2000	163,458,523	19,263,501	811,103	830,676	286,032	–	598,716	–
Issue of shares	1,123,400	–	–	–	–	–	–	–
Inception of hire purchase contracts	–	–	–	–	2,472,240	–	–	–
Other new borrowings raised	–	–	–	–	–	6,000,000	–	–
Net increase in trust receipts and import loans	–	–	–	4,047,331	–	–	–	–
Redemption of convertible bonds	–	(20,000,000)	–	–	–	–	–	–
Repayment of term loans	–	–	(234,344)	–	–	–	–	–
Repayment of obligations under hire purchases	–	–	–	–	(879,881)	–	–	–
Amortisation of issue costs	–	736,499	–	–	–	–	–	–
Purchase of a subsidiary	–	–	24,150,000	–	–	–	(149,885)	–
Profit shared by minority interests	–	–	–	–	–	–	101,810	–
At 30 June, 2001	164,581,923	–	24,726,759	4,878,007	1,878,391	6,000,000	550,641	–

31. Analysis of the Balances of Cash and Cash Equivalents

	2001 HK$	2000 HK$
Time deposits, bank balances and cash	**25,759,165**	68,975,131
Trust receipts and import loans, with maturities within three months	**(15,818,250)**	(15,966,555)
Other bank loans, with maturities within three months	**(2,452,407)**	(1,343,013)
Bank overdrafts	**(2,467,289)**	–
	5,021,219	51,665,563

32. Major Non-cash Transaction

During the year, the Group entered into a hire purchase contract in respect of plant and equipment with a total capital value at the inception of the contract of HK$2,472,240 (2000: HK$246,439).

33. Capital Commitments

	THE GROUP	
	2001 HK$	2000 HK$
Capital expenditure in respect of acquisition of plant and equipment:		
Authorised but not contracted for	–	369,000
Contracted but not provided for in the financial statements	**4,251,000**	2,686,000
	4,251,000	3,055,000

The Company did not have any capital commitments at 30 June, 2001 and 30 June, 2000.

34. Retirement Benefit Scheme

Prior to 1 December, 2000, the Group operated a defined contribution retirement benefits scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where there are employees who leave the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions would be used to reduce the contributions payable by the Group. The Defined Contribution Scheme was terminated on 1 December, 2000.

34. Retirement Benefit Scheme *(continued)*

Effective 1 December, 2000, the Group joined the MPF Scheme for all of its employees in Hong Kong. The MPF scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance in Hong Kong. The assets of the MPF scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the Group and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. No forfeited contribution is available to reduce the contribution payable in the future years.

35. Operating Lease Arrangements

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2001	2000
	HK$	*HK$*
Within one year	**1,941,185**	2,881,717
In the second to fifth year inclusive	**1,374,454**	397,061
	3,315,639	3,278,778

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases and rentals payment are negotiated and fixed at an average term of two years.

The Company did not have any operating lease commitments at 30 June, 2001 and 2000.

36. Pledge of Assets

At 30 June, 2001, the Group pledged leasehold properties with a net book value of HK$25,930,000 (2000: HK$8,250,000) and a property held for resale of HK$36,556,286 (2000: Nil) to secure credit facilities granted to the Group.

37. Contingent Liabilities

	THE GROUP	
	2001	2000
	HK$	*HK$*
Bills discounted with recourse	**6,897,904**	2,059,098

37. Contingent Liabilities *(continued)*

At 30 June, 2001, the Company provided corporate guarantees amounting to approximately HK$42,000,000 (2000: HK$42,000,000) to various banks in respect of banking facilities granted to its subsidiaries. The aggregate amount utilised in respect of the banking facilities granted amounted to approximately HK$25,616,000 at 30 June, 2001 (2000: HK$18,140,000).

38. Related Party Transactions

During the year, the Group entered into the following transactions with related parties:

Name of related party	**Nature of transaction**	**2001**	2000
		HK$	*HK$*
Ho, Wong & Wong	Legal and professional fees paid by the Group	–	85,499
William W. L. Fan & Co	Legal and professional fees paid by the Group	**606,060**	334,918
Dr. Liang Ping	Project development and consultancy fees paid by the Group	**360,000**	380,000

Mr. Wong Chun Nam, Duffy, an independent non-executive director of the Company, is a partner of Messrs. Ho, Wong & Wong, a firm of solicitors.

Mr. Fan Wai Lim, William, the company secretary of the Company, is a partner of William W. L. Fan & Co, a firm of solicitors.

Dr. Liang Ping is the wife of Dr. Xu Yang Sheng, a non-executive director of the Company.

The pricing of the transactions were agreed between the Group and the related parties with reference to market price for similar transactions.

39. Post Balance Sheet Event

On 16 July, 2001, the Group entered into an agreement with Wang Cheng Chien, Lee Kim, Ke Shun Chih, Wang Li Mei, Chang Sei Wang, Chang Su Chen, Yu Adam, Lin Bernie and Yu Ruben (the "Vendors") in respect of the acquisition of a 25% interest in Gen-Wan Technology Corp. ("Gen Wan") for cash consideration of HK$60,000,000. Gen Wan is established in Taiwan and principally engaged in the development of Wideband Code Division Multiple Access (an Internet technology which allows simultaneous transmission of information over a common channel by assigning each of the signals an unique code during transmission) and Orthogonal Frequency Division Multiplexing (an Internet technology which allows simultaneous transmission of information over a common channel by assigning each of the signals an unique code during the transmission) and the sales of related system networks and products.

Financial Summary

Results

	Year ended 30 June,				
	1997	1998	1999	2000	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Turnover					
Continuing operations	468,592	505,261	258,157	348,768	**382,764**
Discontinued operations	9,481	3,321	–	–	**–**
	478,073	508,582	258,157	348,768	**382,764**
(Loss) profit before taxation	20,906	14,340	(27,346)	(23,121)	**(32,579)**
Taxation (charge) credit	(1,361)	(450)	–	1,388	**–**
(Loss) profit before minority interests	19,545	13,890	(27,346)	(21,733)	**(32,579)**
Minority interests	152	–	(124)	(351)	**(102)**
Net (loss) profit for the year	19,697	13,890	(27,470)	(22,084)	**(32,681)**

Assets and Liabilities

	At 30 June,				
	1997	1998	1999	2000	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	272,101	214,232	216,955	301,834	**255,497**
Total liabilities	169,481	105,354	130,852	148,678	**135,982**
	102,620	108,878	86,103	153,156	**119,515**
Minority interests	–	–	(248)	(598)	**(551)**
Shareholders' funds	102,620	108,878	85,855	152,558	**118,964**

Company Products

Multimedia Electronic Products


1.3 MegaPixel
DIGITAL CAMERA
POWER
MENU
UP
DOWN
DISP
ENTER

1.3 Mega Pixels
Digital Camera
+1.8″ color TFT display


1.3 MEGA PIXELS
POWER
MENU
UP
DOWN
DISP
ENTER

1.3 Mega Pixels
Digital Camera
+1.8″ color TFT display


SELF PORTRAIT
DIGITAL CAMERA

VGA Digital Camera
(Take up to 110 photos)


1.3 MEGA PIXELS
DIGITAL CAMERA

1.3 Mega Pixels
Digital Camera
(Take up to 16 photos)

Multimedia Electronic Products


DIGITAL CAMERA

VGA Digital Camera
(Take up to 107 photos)



Digital Camera


CD MODE
ESP
PROGRAM
CD-MP3 PLAYER

CD-MP3 Player


KARA KE-CD

Karaoke. CD

Company Products

Telecommunication Products



Trim Line Phone



LCD Speaker Phone



Caller ID Phone

Toys & Games Products


DSB

Model Trains



Company Products

Toys & Games Products


PAC-MAN
133800

Color Video Games



LCD Games - Car Racing


TETRIS Jr.
TETRIS Jr.2
テトリスJr.2

財務概要

業績

	截至六月三十日止年度				
	一九九七年	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
營業額					
持續經營業務	468,592	505,261	258,157	348,768	**382,764**
已終止業務	9,481	3,321	–	–	**–**
	478,073	508,582	258,157	348,768	**382,764**
除税前(虧損)溢利	20,906	14,340	(27,346)	(23,121)	**(32,579)**
税項(支出)抵免	(1,361)	(450)	–	1,388	**–**
未計少數股東權益之(虧損)溢利	19,545	13,890	(27,346)	(21,733)	**(32,579)**
少數股東權益	152	–	(124)	(351)	**(102)**
股東應佔(虧損)溢利淨額	19,697	13,890	(27,470)	(22,084)	**(32,681)**

資產及負債

	於六月三十日				
	一九九七年	一九九八年	一九九九年	二零零零年	**二零零一年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
總資產	272,101	214,232	216,955	301,834	**255,497**
總負債	169,481	105,354	130,852	148,678	**135,982**
	102,620	108,878	86,103	153,156	**119,515**
少數股東權益	–	–	(248)	(598)	**(551)**
股東資金	102,620	108,878	85,855	152,558	**118,964**

37. 或然負債(續)

於二零零一年六月三十日，本公司向數間銀行作出約42,000,000港元(二零零零年：42,000,000港元)之公司擔保以取得該等銀行給予其附屬公司之銀行融資。於二零零一年六月三十日已動用獲批之銀行融資總金額約25,616,000港元(二零零零年：18,140,000港元)。

38. 關連人士交易

本年度內，本集團與關連人士進行下列交易：

關連人士名稱	交易性質	二零零一年 港元	二零零零年 港元
何兆流、黃守智、黃鎮南律師行	本集團支付之法律及專業費用	–	85,499
范偉廉律師事務行	本集團支付之法律及專業費用	606,060	334,918
梁萍博士	本集團支付之項目開發及顧問費用	360,000	380,000

黃鎮南先生，本公司之獨立非執行董事，亦是何兆流、黃守智、黃鎮南律師行合夥人之一。

范偉廉先生，本公司之公司秘書，亦是范偉廉律師事務行合夥人之一。

梁萍博士是本公司非執行董事徐揚生先生之妻子。

所交易之訂價方針是經本集團與關連人士同意及參考市場價格而作實。

39. 結算日後事項

於二零零一年七月十六日，本集團就以現金代價60,000,000港元收購建寰科技股份有限公司(「建寰」)之25%權益與王正杰、李翠芳、柯舜智、王莉美、張水旺、張素珍、余俊民、林宏銘及余健暉(「賣方」)訂立一項協議。建寰為於台灣成立，主要從事發展寬頻編碼分割多端傳取(一項於傳輸時藉著分配不同編碼予各個訊號，從而使資料可透過同一傳輸信道同時傳送之互聯網技術)及正交頻分多路傳輸(一項於傳輸時藉著分配不同編碼予各個訊號，從而使資料可透過同一傳輸信道同時傳送之互聯網技術)以及出售相關系統網絡及產品。

34. 退休保障計劃(續)

由二零零零年十二月一日起，本集團參加針對香港所有僱員之強積金計劃。強積金計劃已根據強制性公積金計劃條例於強制性公積金管理局註冊在案。強積金計劃資產與本集團基金資產分開持有，由獨立受託人操控。根據強積金計劃規則，本集團及其僱員各須按規定之比率向強積金計劃供款。現無被沒收供款可用作減少日後應付供款。

35. 營業租約安排

於結算日，本集團根據租賃物業之不可撤銷營業租約之每年承擔如下：

	本集團	
	二零零一年	二零零零年
	港元	*港元*
一年內	**1,941,185**	2,881,717
第二至第五年(包括首尾兩年)	**1,374,454**	397,061
	3,315,639	3,278,778

營業租約付款指本集團就若干辦公室物業應付之租金。租約及租金付款以平均兩年期磋商釐定。

於二零零一年及二零零零年六月三十日，本公司並無任何營業租約承擔。

36. 資產抵押

於二零零一年六月三十日，本集團將賬面淨值25,930,000港元(二零零零年：8,250,000港元)之租賃物業及一項36,556,286港元(二零零零年：無)持作出售物業作為抵押，以取得本集團獲批之信貸安排。

37. 或然負債

	本集團	
	二零零一年	二零零零年
	港元	*港元*
附有追索權之貼現票據	**6,897,904**	2,059,098

31. 現金結存及與現金等值項目分析

	二零零一年 港元	二零零零年 港元
定期存款、銀行結存及現金	**25,759,165**	68,975,131
信託收據及進口貸款，三個月內到期償還	**(15,818,250)**	(15,966,555)
其他銀行貸款，三個月內到期償還	**(2,452,407)**	(1,343,013)
銀行透支	**(2,467,289)**	–
	5,021,219	51,665,563

32. 主要非現金交易

於本年度本集團就訂立合約時總資本值2,472,240港元（二零零零年：246,439港元）之廠房及設備訂立租購合約。

33. 資本承擔

	本集團	
	二零零一年 港元	二零零零年 港元
購買有關廠房及設備之資本支出：		
已核准尚未簽約	**–**	369,000
已簽約購買惟未在財務報告撥備	**4,251,000**	2,686,000
	4,251,000	3,055,000

本公司於二零零一年六月三十日及二零零零年六月三十日並無任何資本承擔。

34. 退休保障計劃

於二零零零年十二月一日前，本集團為其在香港合資格僱員設立定額退休供款計劃（「定額供款計劃」），該計劃之資產乃由獨立受託人管理基金所另行持有。倘僱員於有權全數收取供款前退出定額供款計劃，已沒收之供款額將用以減少本集團應付之供款。定額供款計劃已於二零零零年十二月一日終止。

30. 本年度融資變動分析

	股本及溢價 港元	可換股債券 港元	定期貸款 港元	信託收據及進口貸款 港元	租購合約承擔 港元	其他借款 港元	少數股東權益 港元	其他長期應付款項 港元
於一九九九年七月一日	73,306,286	–	951,003	–	175,595	4,777,778	247,981	1,255,083
發行股份	94,806,172	–	–	–	–	–	–	–
發行股份相關費用	(4,653,935)	–	–	–	–	–	–	–
發行可換股債券所得款項	–	20,000,000	–	–	–	–	–	–
新造租購合約	–	–	–	–	246,439	–	–	–
其他新造借款	–	–	–	–	–	5,000,000	–	–
信託收據及進口貸款增加淨額	–	–	–	830,676	–	–	–	–
償還有期貸款	–	–	(139,900)	–	–	–	–	–
償還租購合約承擔	–	–	–	–	(136,002)	–	–	–
其他還款	–	–	–	–	–	(9,777,778)	–	–
發行可換股債券相關費用	–	(818,332)	–	–	–	–	–	–
發行成本攤銷	–	81,833	–	–	–	–	–	–
外幣換算差額	–	–	–	–	–	–	–	3,623
出售附屬公司時沖銷	–	–	–	–	–	–	–	(1,258,706)
由少數股東攤分之溢利	–	–	–	–	–	–	350,735	–
於二零零零年六月三十日	163,458,523	19,263,501	811,103	830,676	286,032	–	598,716	–
發行股份	1,123,400	–	–	–	–	–	–	–
新造租購合約	–	–	–	–	2,472,240	–	–	–
其他新造借款	–	–	–	–	–	6,000,000	–	–
信託收據及進口貸款增加淨額	–	–	–	4,047,331	–	–	–	–
贖回可換股債券	–	(20,000,000)	–	–	–	–	–	–
償還有期貸款	–	–	(234,344)	–	–	–	–	–
償還租購合約承擔	–	–	–	–	(879,881)	–	–	–
發行成本攤銷	–	736,499	–	–	–	–	–	–
購入附屬公司	–	–	24,150,000	–	–	–	(149,885)	–
由少數股東攤分之溢利	–	–	–	–	–	–	101,810	–
於二零零一年六月三十日	164,581,923	–	24,726,759	4,878,007	1,878,391	6,000,000	550,641	–

29. 出售附屬公司

	二零零一年 港元	二零零零年 港元
出售淨資產：		
物業、廠房及設備	–	3,895,493
存貨	–	491,162
應收貿易及其他賬款	–	3,859,907
銀行結存及現金	–	76,541
應付貿易及其他賬款	–	(2,005,509)
其他長期應付款項	–	(1,258,706)
淨資產	–	5,058,888
出售時變現商譽	–	(21,992)
出售時變現折算儲備	–	(4,172,405)
出售附屬公司盈餘	–	635,509
	–	1,500,000
以下列方式清償：		
所得現金代價	–	10,000
遞延代價	–	1,490,000
	–	1,500,000
有關出售附屬公司之現金及與現金等值項目流出淨額之分析：		
所得現金代價	–	10,000
出售銀行結存及現金	–	(76,541)
	–	(66,541)

截至二零零零年六月三十日止年度出售附屬公司為本集團業務現金流出淨額進賬222,000港元，並就涉及融資活動動用285,000港元。

28. 購入附屬公司

	二零零一年 港元	二零零零年 港元
購入淨資產：		
應收貿易及其他賬款	1,444,531	–
持作出售物業	36,556,286	–
銀行結存及現金	21,000	–
應付貿易及其他賬款	(21,700)	–
有抵押銀行借款	(24,150,000)	–
應付貸款	(14,000,000)	–
少數股東權益	149,885	–
淨資產	2	–
以下列方式清償：		
所付現金代價	2	–
有關購入附屬公司之現金及與現金等值項目流入淨額之分析：		
所付現金代價	(2)	–
購入銀行結存及現金	21,000	–
就購入附屬公司現金及與現金等值項目流入淨額	20,998	–

本年內購入之附屬公司對於本集團之現金流量、營業額及經營業績並無任何重大影響。

27. 除稅前虧損與經營業務現金流出淨額調節表

	二零零一年 港元	二零零零年 港元
除稅前虧損	**(32,578,607)**	(23,121,725)
利息收入	**(2,034,003)**	(1,045,601)
利息支出	**3,744,744**	2,662,425
股息收入	**(8,000)**	–
折舊	**8,472,533**	8,062,818
出售物業、廠房及設備損失	**524,053**	52,610
出售附屬公司盈餘	**–**	(635,509)
重估租賃物業虧絀	**30,448**	–
呆賬撥備	**5,014,790**	7,659,953
耗蝕虧損撥備		
一投資證券	**1,000**	351,000
一對所投資公司之應收款項	**100,000**	1,360,000
存貨減少（增加）	**3,299,310**	(16,426,812)
應收貿易及其他賬款減少（增加）	**20,407,915**	(27,373,976)
應付貿易及其他賬款（減少）增加	**(32,437,791)**	4,647,310
經營業務之現金流出淨額	**(25,463,608)**	(43,807,507)

26. 儲備(續)

	股份溢價	重估儲備	資產綜合賬目產生之資本儲備	折算儲備	實繳盈餘	累積虧損	總額
	港元	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*
本公司							
一九九九年七月一日	48,651,246	–	–	–	26,487,673	(21,997,452)	53,141,467
以下列方式發行股份產生之溢價							
－兌換優先認股權	214,080	–	–	–	–	–	214,080
－私人配售	14,350,000	–	–	–	–	–	14,350,000
－供股	40,406,054	–	–	–	–	–	40,406,054
發行股份費用	(4,653,935)	–	–	–	–	–	(4,653,935)
本年度虧損淨額*(附註10)*	–	–	–	–	–	(14,513,584)	(14,513,584)
於二零零零年六月三十日	98,967,445	–	–	–	26,487,673	(36,511,036)	88,944,082
兌換優先認股權而發行股份產生之溢價	713,400	–	–	–	–	–	713,400
本年度淨虧損*(附註10)*	–	–	–	–	–	(44,696,233)	(44,696,233)
於二零零一年六月三十日	99,680,845	–	–	–	26,487,673	(81,207,269)	44,961,249

實繳盈餘乃本公司收購Welback International Investments Limited股份之日之綜合股東資金與本公司就收購事宜而發行股份之面值兩者之差額。

根據百慕達一九八一年公司法(經修訂),實繳盈餘可分派予股東。然而,本公司在下列情況下不可宣派或派付股息或自實繳盈餘作出分派:

(i) 公司無力或於派付後將無力償還到期之債項;或

(ii) 公司資產之可變現價值會低於其負債及已發行股本及股份溢價賬之總值。

董事認為本公司於二零零一年六月三十日及二零零零年六月三十日無任何可供分派予股東之儲備。

26. 儲備

	股份溢價	重估儲備	資產綜合賬目產生之資本儲備	折算儲備	實繳盈餘	累積虧損	總額
	港元	港元	港元	港元	港元	港元	港元
本集團							
於一九九九年七月一日	48,651,246	19,956,514	8,850,159	–	–	(16,257,538)	61,200,381
以下列方式發行股份產生之溢價							
–兌換優先認股權	214,080	–	–	–	–	–	214,080
–私人配售	14,350,000	–	–	–	–	–	14,350,000
–供股	40,406,054	–	–	–	–	–	40,406,054
發行股份費用	(4,653,935)	–	–	–	–	–	(4,653,935)
於財務報告中之海外業務之外幣換算差額	–	–	–	4,172,405	–	–	4,172,405
重估減少	–	(1,343,531)	–	–	–	–	(1,343,531)
出售附屬公司發放之儲備	–	(3,498,810)	(21,992)	(4,172,405)	–	3,498,810	(4,194,397)
本年度淨虧損	–	–	–	–	–	(22,084,251)	(22,084,251)
於二零零零年六月三十日	98,967,445	15,114,173	8,828,167	–	–	(34,842,979)	88,066,806
兌換優先認股權而發行股份產生之溢價	713,400	–	–	–	–	–	713,400
重估減少	–	(2,036,871)	–	–	–	–	(2,036,871)
本年度淨虧損	–	–	–	–	–	(32,680,417)	(32,680,417)
於二零零一年六月三十日	99,680,845	13,077,302	8,828,167	–	–	(67,523,396)	54,062,918

25. 優先認股權

本公司設有一項優先認股權計劃；據此，董事可向本公司或其附屬公司之僱員，包括任何該等公司之董事，授予可認購本公司股份之優先認股權。認購價將不少於優先認股權授出日期前五個交易日股份在聯交所之80%平均收市價或股份之面值，以較高者為準。根據此計劃可授出之優先認股權涉及之股份最高數目，不可超過本公司當時已發行股本之10%。有關認股權可在其授出日期起計十年內任何時間行使。

根據上述本公司優先認股權計劃於二零零零年七月一日及二零零一年六月三十日仍未行使之優先認股權概列如下：

可於以下日期或該日之後行使	行使價 港元	於二零零零年七月一日尚未行使之優先認股權數目	本年內授出之優先認股權數目	本年內行使之優先認股權數目	本年內失效之優先認股權數目	於二零零一年六月三十日尚未行使之優先認股權數目
一九九三年十一月二十七日	0.0424	12,649,056	–	–	–	12,649,056
一九九四年十一月二十七日	0.0424	12,649,056	–	–	–	12,649,056
一九九五年七月一日	0.0176	25,309,090	–	–	–	25,309,090
一九九六年七月一日	0.0176	25,309,090	–	–	–	25,309,090
二零零一年一月三日	0.0135	31,600,000	–	–	–	31,600,000
二零零二年一月三日	0.0135	47,400,000	–	–	–	47,400,000
二零零一年四月四日	0.0274	–	67,000,000	(41,000,000)	–	26,000,000
二零零一年七月七日	0.0594	–	5,000,000	–	–	5,000,000
二零零二年一月七日	0.0594	–	5,000,000	–	–	5,000,000

24. 股本（續）

截至二零零零年六月三十日及二零零一年六月三十日止年度內，本公司股本有以下變動：

(a) 於二零零零年二月二十一日及二零零零年二月二十四日，於授予一名前任董事之本公司優先認股權獲行使後，本公司分別以現金代價每股0.2784港元配發及發行600,000股每股面值0.10港元之股份。

(b) 於二零零零年三月九日及二零零零年三月十四日，本公司分別以私人配售之方式向獨立投資者以每股0.35港元價格發行13,500,000股每股面值0.10港元之股份，集資約9,450,000港元。

(c) 於二零零零年三月二十九日及二零零零年四月六日，本公司按每五股由合資格股東當時持有之股份可獲發兩股供股股份之基準供股，以每股0.30港元之價格分別發行每股面值0.10港元之90,519,358股及19,380,802股股份，集資約32,970,000港元。

(d) 於二零零零年四月五日，本公司透過額外增設1,600,000,000股每股面值0.10港元之股份，將法定股本由40,000,000港元增至200,000,000港元。

(e) 於二零零零年四月七日，本公司於股本中將現有已發行及未發行股份由每股面值0.10港元拆細為十股每股面值0.01港元。

(f) 於二零零零年五月四日，本公司分別以私人配售方式向獨立投資者以每股0.02港元價格發行760,000,000股每股面值0.01港元之股份，集資約15,200,000港元。

(g) 於二零零零年五月二十二日及二零零零年五月二十四日，本公司按每五股由合資格股東當時持有之股份可獲發兩股供股股份之基準供股，以每股0.02港元之價格分別發行每股面值0.01港元之1,518,619,852股及323,982,388股股份，集資約36,852,000港元。

(h) 於二零零一年六月二十日、二零零一年六月二十一日及二零零一年六月二十六日，因行使發給僱員之本公司優先認股權，本公司分別以現金代價每股0.0274港元配發及發行每股面值0.01港元之41,000,000股股份。

截至二零零零年六月三十日止年度供股及私人配售所得款項淨額用作減輕本集團之債務水平，並作為本公司之一般營運資金。

因行使優先認股權、私人配售及供股而發行之所有新股份與當時既有股份在各方面均享有同等權益。

24. 股本

	股份數目	面值 港元
法定股本：		
每股面值0.10港元之普通股		
於一九九九年七月一日	400,000,000	40,000,000
一透過額外增設1,600,000,000股每股面值0.10港元之股份，增加法定股本	1,600,000,000	160,000,000
	2,000,000,000	200,000,000
一將法定股本由2,000,000,000股每股面值0.10港元之股份拆細為20,000,000,000股每股面值0.01港元之股份	18,000,000,000	–
於二零零零年六月三十日及二零零一年六月三十日每股面值0.01港元之普通股	20,000,000,000	200,000,000
已發行及繳足股本：		
每股面值0.10港元之普通股		
於一九九九年七月一日	246,550,400	24,655,040
一因行使優先認股權而發行之股份	1,200,000	120,000
一因私人配售而發行之股份	27,000,000	2,700,000
一因供股而發行之股份	109,900,160	10,990,016
	384,650,560	38,465,056
一將已發行及繳足股份由每股面值0.10港元拆細為每股面值0.01港元	3,461,855,040	–
	3,846,505,600	38,465,056
每股面值0.01港元之普通股		
一因私人配售而發行之股份	760,000,000	7,600,000
一因供股而發行之股份	1,842,602,240	18,426,022
於二零零零年六月三十日及二零零零年七月一日每股面值0.01港元之普通股	6,449,107,840	64,491,078
一因行使優先認股權而發行之股份	41,000,000	410,000
於二零零一年六月三十日每股面值0.01港元之普通股	6,490,107,840	64,901,078

23. 遞延税項(續)

本年度未確認遞延税項(抵免)支出淨額之主要項目如下:

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港元	*港元*	***港元***	*港元*
受時差所致之税務影響由於:				
(產生)動用税務虧損	**(4,221,000)**	421,000	**557,000**	477,000
免税額與折舊之差異	**139,000**	30,000	**(54,000)**	7,000
	(4,082,000)	451,000	**503,000**	484,000

由於未能肯定遞延税項資產將於可預見將來變現,財務報告中暫未確認遞延税項資產。

重估香港租賃物業所產生之累積盈餘亦無作遞延税項撥備,因該等資產在將來出售時產生之溢利(如有)將不須納税。因此,重估不構成税項之時差。

此外,本集團亦有因重估位於中國之廠房產生約7,497,000港元(二零零零年:7,509,000港元)重估盈餘之土地增值税可能有遞延税項負債。本集團在可見將來並無意出售廠房,因此並無對該等物業重估盈餘產生之遞延税項作出任何撥備。

23. 遞延稅項

	本集團	
	二零零一年 ***港元***	二零零零年 *港元*
於七月一日之結存	**–**	1,150,000
本年度抵免 *(附註9)*	**–**	(1,150,000)
於六月三十日之結存	**–**	–

於結算日，未確認遞延稅項資產之主要項目如下：

	本集團		本公司	
	二零零一年 ***港元***	二零零零年 *港元*	**二零零一年** ***港元***	二零零零年 *港元*
受時差所致之稅務影響由於：				
尚未動用之稅務虧損	**14,592,000**	10,371,000	**275,000**	832,000
免稅額與折舊之差異	**(2,719,000)**	(2,580,000)	**–**	(54,000)
	11,873,000	7,791,000	**275,000**	778,000

22. 可換股債券

	本集團及本公司	
	二零零一年	二零零零年
	港元	*港元*
本金金額		
於年初時	**20,000,000**	—
於年內發行	**—**	20,000,000
於年內贖回	**(20,000,000)**	—
於年終時	**—**	20,000,000
減：發行成本		
於年初時	**736,499**	—
於年內產生	**—**	818,332
於年內攤銷，包括贖回時撥回款項	**(736,499)**	(81,833)
於年終時	**—**	736,499
於六月三十日賬面值	**—**	19,263,501

於二零零零年四月，本公司發行於二零零一年十二月三十一日到期之三釐可換股債券(「債券」)，價值為20,000,000港元。債券附有權利可隨時全部或部份兑換為股份，每次換股金額不少於100,000港元。倘於任何時間，債券未償還之本金金額少於100,000港元，債券全部(非部份)未償還之本金金額可隨時按初步換股價每股股份0.40港元(可予調整)兑換為本公司普通股，直至到期日。由於附註24所述之資本重組，債券換股價已根據構成債券之信託契據規定調整至每股股份0.03港元，由二零零零年五月九日起生效。

為減低本集團之利息負擔，本集團分別於二零零零年十一月及二零零一年二月贖回總值20,000,000港元之債券。

21. 租購合約承擔

	最低租賃付款		最低租賃付款之現值	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港元	*港元*	***港元***	*港元*
本集團				
租購合約之應付款項：				
一年內	**1,084,176**	162,664	**913,466**	137,926
二至五年內(包括首尾兩年)	**1,035,003**	162,800	**964,925**	148,106
	2,119,179	325,464	**1,878,391**	286,032
減： 未來財務支出	**(240,788)**	(39,432)	**–**	–
租賃承擔之現值	**1,878,391**	286,032	**1,878,391**	286,032
減： 流動負債下12個月內須結算款項			**(913,466)**	(137,926)
須於12個月後結算款項			**964,925**	148,106

租購合約承擔指本集團就若干傢俬、裝置及設備須支付之租購合約。平均租賃期為3年。所有租賃均規定固定之還款期，並無就或然租金付款訂立任何安排。

19. 短期有抵押銀行借款

	本集團	
	二零零一年	二零零零年
	港元	*港元*
信託收據及進口貸款	**20,696,257**	16,797,231
一年內到期償還之部份有抵押定期貸款 *(附註20)*	**1,183,469**	151,618
其他銀行貸款	**2,452,407**	1,343,013
銀行透支	**2,467,289**	—
	26,799,422	18,291,862

20. 有抵押定期貸款

	本集團	
	二零零一年	二零零零年
	港元	*港元*
貸款償還期如下：		
一一年內	**1,183,469**	151,618
一一至兩年	**1,262,915**	168,745
一兩至五年	**3,949,337**	490,740
一五年以上	**18,331,038**	—
	24,726,759	811,103
減：一年內到期及列為流動負債之短期有抵押銀行借款之款項 *(附註19)*	**(1,183,469)**	(151,618)
一年後到期之款項	**23,543,290**	659,485

17. 應收貿易及其他賬款

本集團現着手對在一九九六年付運貨物予一名前客戶North American Foreign Trading Corporation(「NAFT」)提出追討約18,000,000港元之應收賬款。NAFT向美國仲裁協會提呈索償陳述書，其在陳述書指控本集團製造及出售有瑕疵貨物予NAFT，因此NAFT有權獲退還款項。此外，NAFT申索之損害賠償不超過5,000,000美元。根據法律顧問意見，本集團一直對NAFT之索償全力抗辯，並已反索償18,000,000港元及其他損害賠償。因此，董事認為，雖然在現階段無法合理地確定訴訟之最終結果，本集團並無就本身於此事件所面對之風險而於財務報告作出任何撥備。

於二零零一年六月三十日，應收貿易及其他賬款結餘為56,064,517港元(二零零零年：93,205,554港元)。根據銷售發票日期計算之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	港元	*港元*
0至90日	**32,600,857**	62,780,704
91日或以上	**23,463,660**	30,424,850
	56,064,517	93,205,554

本集團向貿易客戶提供之平均信貸期為60 - 90日(二零零零年：60 - 90日)。

18. 應付貿易及其他賬款

於二零零一年六月三十日，應付貿易及其他賬款包括60,609,092港元(二零零零年：83,169,190港元)之應付貿易賬款。根據供應商發票日期計算之應付貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	港元	*港元*
0至90日	**49,330,327**	65,009,796
91日或以上	**11,278,765**	18,159,394
	60,609,092	83,169,190

14. 證券投資

	本集團	
	二零零一年	二零零零年
	港元	*港元*
其他證券，非上市	**2,050,990**	2,050,990
減：已確認耗蝕虧損	**(2,050,990)**	(2,049,990)
	–	1,000

董事認為，其他證券價值達2,050,990港元（二零零零年：2,049,990港元）確定為已耗蝕，耗蝕虧損已從收益表中扣除。

15. 對所投資公司之應收款項

本集團及本公司

欠款為無抵押、免息及無固定償付期限。董事認為，本公司將不會於結算日起十二個月內要求還款。因此，該款項歸類為非流動資產。

16. 存貨

	本集團	
	二零零一年	二零零零年
	港元	*港元*
原材料	**53,519,879**	54,318,323
在製品	**8,895,814**	10,519,217
製成品	**7,062,037**	7,939,500
	69,477,730	72,777,040

以上包括以可變現淨值列賬之原材料約51,961,000港元（二零零零年：52,416,000港元）、在製品約8,841,000港元（二零零零年：10,501,000港元）以及製成品約6,684,000港元（二零零零年：6,196,000港元）。

13. 於附屬公司之權益(續)

附屬公司名稱	註冊成立╱營業地點	已發行股份之面值*	本公司持有已發行股份面值之百分比 直接	間接	主要業務
添益國際有限公司	香港	2港元	–	100%	銷售玩具及遊戲機及多媒體電子產品
偉活集團有限公司	香港	1,960,000港元	–	71.6%	銷售電訊產品
偉栢企業有限公司	香港	13,501,000港元**	–	100%	製造及銷售玩具及遊戲機及多媒體電子產品
Welback International Investments Limited	英屬處女群島	16,875,000港元	100%	–	投資控股

* 除另有列明者外，全部均為普通股股本。

** 偉栢企業有限公司之已發行及繳足股本包括每股面值10港元之無投票權遞延股份1,350,000股。

各附屬公司於年終或本年度內任何時間概無任何借貸資本。

13. 於附屬公司之權益

	本公司	
	二零零一年 港元	二零零零年 港元
非上市股份，按成本	**43,362,681**	43,362,673
附屬公司欠款淨額減撥備	**52,883,428**	68,307,761
	96,246,109	111,670,434
減：於一年內應收及載於流動資產中之附屬公司欠款淨額	**(36,174,555)**	(64,810,446)
	60,071,554	46,859,988

本公司各附屬公司於二零零一年六月三十日之詳情如下：

附屬公司名稱	註冊成立／營業地點	已發行股份之面值*	本公司持有已發行股份面值之百分比 直接	間接	主要業務
超世紀有限公司	香港	4港元	–	50%	持有物業
滙利企業有限公司	香港	2港元	–	100%	提供代理人服務
軒民有限公司	香港	150,000港元	–	100%	持有物業
松暉實業有限公司	香港	1,500,000港元	–	100%	製造及銷售模具及塑膠零件
栢源電子有限公司	香港	1,000港元	–	100%	暫無業務
Quentinbelle Limited	英屬處女群島(「BVI」)／中國	100美元	–	100%	承包加工服務
信捷科技有限公司	英屬處女群島	1美元	100%	–	投資控股
桂德有限公司	香港	2港元	–	100%	投資控股
瑞安偉業科技(深圳)有限公司	中國	5,000,000港元	–	100%	製造及銷售玩具、遊戲機及電子產品

12. 物業、廠房及設備(續)

	租賃物業 港元	租賃物業裝修 港元	傢俬、裝置及設備 港元	廠房及機器 港元	工具及模具 港元	汽車 港元	總額 港元
本公司							
成本							
於二零零零年七月一日	–	–	459,199	–	–	–	459,199
添置	–	–	32,248	–	–	–	32,248
轉撥至一間附屬公司	–	–	(491,447)	–	–	–	(491,447)
於二零零一年六月三十日	–	–	–	–	–	–	–
折舊							
於二零零零年七月一日	–	–	122,952	–	–	–	122,952
本年度撥備	–	–	66,859	–	–	–	66,859
轉撥至一間附屬公司時抵銷	–	–	(189,811)	–	–	–	(189,811)
於二零零一年六月三十日	–	–	–	–	–	–	–
賬面淨值							
於二零零一年六月三十日	–	–	–	–	–	–	–
於二零零零年六月三十日	–	–	336,247	–	–	–	336,247

租賃物業於二零零一年六月三十日之賬面淨值，包括根據中期租約持有位於香港之多項物業價值達5,930,000港元(二零零零年：8,250,000港元)及位於中華人民共和國(「中國」)由本集團持有剩餘使用年期20年之一幢樓宇價值達20,000,000港元(二零零零年：21,000,000港元)。租賃物業由物業顧問環亞物業顧問有限公司根據二零零一年六月三十日之公開市場值估值。

若租賃物業以歷史成本扣減折舊列賬，其賬面總值約12,966,000港元(二零零零年：13,530,000港元)。

於二零零一年六月三十日，根據租購合約持有之傢俬、裝置及設備賬面淨值約為2,430,000港元(二零零零年：433,000港元)。

11. 每股虧損

每股基本虧損乃按本年度虧損淨額32,680,417港元（二零零零年：22,084,251港元）及全年之已發行普通股加權平均數6,450,118,799股（二零零零年：3,606,707,707股）計算。

因本公司之尚未行使優先認股權倘獲行使將引致持續正常業務之每股虧損淨額減少，故在計算二零零一年之每股攤薄虧損時，並無假設本公司之尚未行使優先認股權已獲兑換。

因本公司之尚未贖回可換股債券及尚未行使優先認股權獲贖回及行使時引致持續正常業務之每股虧損淨額減少，故在計算二零零零年之每股攤薄虧損時，並無假設本公司之尚未贖回可換股債券及尚未行使優先認股權已獲兑換。

12. 物業、廠房及設備

	租賃物業 港元	租賃物業裝修 港元	傢俬、裝置及設備 港元	廠房及機器 港元	工具及模具 港元	汽車 港元	總額 港元
本集團							
成本或估值							
於二零零零年七月一日	29,250,000	11,661,546	15,951,481	23,828,328	36,552,553	4,658,132	121,902,040
添置	–	1,110,793	2,742,545	6,921,927	2,313,775	–	13,089,040
出售	–	–	(996,724)	(2,535,505)	(14,352)	–	(3,546,581)
重估減少	(3,320,000)	–	–	–	–	–	(3,320,000)
於二零零一年六月三十日	25,930,000	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	128,124,499
代表：							
成本	–	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	102,194,499
估值－二零零一年	25,930,000	–	–	–	–	–	25,930,000
	25,930,000	12,772,339	17,697,302	28,214,750	38,851,976	4,658,132	128,124,499
折舊							
於二零零零年七月一日	–	8,922,470	10,363,057	18,562,941	22,926,843	3,318,868	64,094,179
本年度撥備	1,252,681	807,362	1,206,268	1,949,767	2,988,603	267,852	8,472,533
出售時抵銷	–	–	(453,125)	(2,382,202)	(6,850)	–	(2,842,177)
重估時抵銷	(1,252,681)	–	–	–	–	–	(1,252,681)
於二零零一年六月三十日	–	9,729,832	11,116,200	18,130,506	25,908,596	3,586,720	68,471,854
賬面淨值							
於二零零一年六月三十日	25,930,000	3,042,507	6,581,102	10,084,244	12,943,380	1,071,412	59,652,645
於二零零零年六月三十日	29,250,000	2,739,076	5,588,424	5,265,387	13,625,710	1,339,264	57,807,861

8. 董事酬金及最高薪僱員(續)

(ii) 最高薪僱員酬金分析如下：

在本年度本集團首五位最高薪僱員包括本公司兩位(二零零零年：兩位)董事，其酬金詳情刊載於上文，餘下三位(二零零零年：三位)最高薪僱員之酬金分析如下：

	二零零一年 港元	二零零零年 港元
薪金及其他福利	**2,918,559**	2,841,453

該等僱員酬金之組別如下：

	僱員數目	
港元	二零零一年	二零零零年
零至1,000,000	**2**	2
1,000,001至1,500,000	**1**	1
	3	3

9. 稅項抵免

由於本公司及其附屬公司於該年度並無應課稅溢利，或估計應課稅溢利(如有)全數為結轉之稅務虧損抵銷，故並無於財務報告中作出香港利得稅撥備。上年度之稅項抵免乃指往年之香港利得稅超額撥備及遞延稅項超額撥備之總額。

本年度未作確認之可能遞延稅項資產之詳情載於附註23。

10. 全年虧損淨額

在本年度本集團虧損淨額32,680,417港元(二零零零年：22,084,251港元)中，44,696,233港元之虧損(二零零零年：14,513,584港元)已於本公司財務報告中處理。

7. 財務成本

	二零零一年 港元	二零零零年 港元
利息：		
須於下列期間悉數償還之銀行借貸		
一五年內	**(2,469,765)**	(2,422,448)
一五年後	**(125,781)**	–
可換股債券	**(301,826)**	(131,507)
租購合約之承擔	**(110,873)**	(26,637)
可換股債券發行成本之攤銷	**(736,499)**	(81,833)
	(3,744,744)	(2,662,425)

8. 董事酬金及最高薪僱員

	二零零一年 港元	二零零零年 港元
(i) 董事酬金分析如下：		
董事袍金		
執行董事	**–**	–
非執行董事	**240,000**	129,677
獨立非執行董事	**360,000**	360,000
	600,000	489,677
其他酬金		
執行董事		
一薪金及其他福利	**3,180,337**	4,006,773
	3,780,337	4,496,450

董事酬金之組別如下：

	董事數目	
港元	二零零一年	二零零零年
零至1,000,000	**3**	4
1,500,001至2,000,000	**2**	2

5. 其他收入

其他收入包括下列投資之收入(虧損)淨額：

	二零零一年 港元	二零零零年 港元
銀行存款利息	**2,034,003**	1,045,601
買賣上市證券之股息	**8,000**	—
出售買賣證券之變現(虧損)溢利淨額	**(169,839)**	215,001
證券投資減值	**(1,000)**	(351,000)
對所投資公司之應收款項減值	**(100,000)**	(1,360,000)
	1,771,164	(450,398)

6. 經營虧損

	二零零一年 港元	二零零零年 港元
經營業務虧損已扣除：		
核數師酬金	**665,000**	685,000
折舊		
自置資產	**8,168,151**	7,985,470
根據租購合約持有之資產	**304,382**	77,348
出售物業、廠房及設備虧損	**524,053**	52,610
營業租約之租金開支		
租用物業	**2,071,816**	2,036,515
廠房及機器	**101,813**	111,065
研究及開發成本	**899,639**	782,362
員工成本		
退休保障計劃供款，扣除充公供款534,010港元(二零零零年：192,872港元)	**757,668**	569,971
遣散費	**1,228,172**	587,835
其他員工成本，包括董事酬金	**47,357,699**	50,346,663
總員工成本	**49,343,539**	51,504,469

4. 分類資料

本集團截至二零零一年六月三十日止年度之營業額及來自經營之虧損貢獻按主要業務及地區分類之分析如下：

	營業額		經營虧損貢獻	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港元	*港元*	***港元***	*港元*
按主要業務分類：				
生產及銷售				
多媒體電子產品	**196,740,991**	86,328,215	**(9,985,832)**	(1,122,886)
玩具及遊戲機產品	**86,850,852**	169,359,449	**(15,467,935)**	(16,042,864)
電訊產品銷售	**89,158,364**	71,454,029	**702,579**	1,224,077
其他	**10,013,876**	21,625,869	**(4,082,675)**	(5,153,136)
	382,764,083	348,767,562	**(28,833,863)**	(21,094,809)

	營業額		經營虧損貢獻	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	港元	*港元*	***港元***	*港元*
按地區分類：				
北美洲	**196,229,860**	205,781,957	**(8,867,636)**	(8,145,265)
歐洲	**111,485,511**	92,294,344	**(2,189,467)**	(596,065)
日本	**57,797,787**	20,530,405	**(9,028,651)**	(3,265,955)
本港及其他地區	**17,250,925**	30,160,856	**(8,748,109)**	(9,087,524)
	382,764,083	348,767,562	**(28,833,863)**	(21,094,809)

3. 主要會計政策(續)

外幣

以非港元外幣進行之交易均按交易日期之滙率或合約結算滙率折算為港元。以非港元外幣為單位之貨幣資產及負債均按結算日之適用滙率折算為港元。因滙兑而產生之盈餘及虧損均撥入收益表處理。

於綜合賬目時，在香港以外經營以港元以外貨幣為單位之業務之財務報告均按結算日之適用滙率折算為港元。一切因綜合賬目而產生之滙兑差額均撥入折算儲備賬中處理。

研究及開發成本

研究及開發成本乃於產生年度於收益表中扣除，惟有大型項目進行並合理預期開發成本將可透過日後之商業業務收回則除外。此等開發成本按該項目由展開商業經營日期起計最多須為五年之可使用年期作遞延及撇銷。

退休保障計劃供款

本集團之定額供款計劃及強制性公積金計劃(「強積金計劃」)之應付供款於供款到期時撥作開支入賬。

現金等值項目

現金等值項目指可隨時兑換為已知悉現金數額及於取得時於三個月內到期之短期及具高度流動性投資，減去自墊款日起計三個月內應償還之銀行墊款。

3. 主要會計政策(續)

租約

凡租約條款將資產擁有權絕大部份之風險與回報轉由承租人承擔之租約均列為租購合約。所有其他租約則列為營業租約。

按租購合約持有之資產，乃按收購日期之公平價值或(倘為較低者)最低租金現值撥作資本。租用者之相對負債計入資產負債表列作租購合約承擔債務。財務成本指租購合約承擔總額與所收購資產之記錄價之差額，於有關租約年期內之收益表中扣除，以計算出各入賬期間之剩餘承擔債務之固定周期支出比率。

營業租約之租金支出以直線法按有關租約期從收益表中扣除。

可換股債券

可換股債券按發行所得款項淨總數列賬。

所得款項淨額乃發行可換股債券經扣除直接發行成本後所得之款項。直接發行成本乃於發行日期至其最後贖回日期按直線法自收益表攤銷。倘任何可換股債券於最後贖回日期前被購回及註銷、贖回或兑換，則該等被購回及註銷、贖回或兑換之可換股債券應佔之任何尚餘未攤銷發行成本將立即自收益表撇銷。

税項

税項乃根據有關年度之業績計算，並就非應課税或不獲減免之項目作出調整。若干收支項目在不同之會計期間在税務目的與財務報告之確認有別。形成時差之税務影響乃按負債法計算，於可見將來成為負債或資產之數額於財務報告中列為遞延税項。

3. 主要會計政策(續)

物業、廠房及設備(續)

租賃土地之成本按直線法於租約期內攤銷。

樓宇成本乃採用直線法按40年內或租約期內(以較短期為準)計算折舊。

其他物業、廠房及設備之折舊乃採用餘額遞減法按20%年率於其估計可使用年期內撇銷其成本。

以租購合約持有之資產之折舊基準與自置資產相同,乃按預計可使用期折舊。

持作出售物業

持作出售物業指年終時尚未出售之落成物業,並以成本值及可變現淨值之較低者列賬。

成本值包括直接購買成本及將物業達至彼等之現成地點及狀況所產生之其他附帶開支。

可變現淨值乃參照物業在正常業務之出售所得款額減估計出售開支或管理層按現行市況之估計而釐定。

存貨

存貨按成本與可變現淨值兩者中之較低值入賬。成本包括直接原料,在適當情況下亦包括將存貨運往現址並轉變至現狀所產生之直接勞工成本及間接費用並以先入先出法計算。可變現淨值乃指在日常業務之估計售價減除估計存貨到完成之成本及銷售時所需之成本計算。

3. 主要會計政策（續）

收入確認

貨物銷售之收入於貨物交付客戶及擁有權轉移時確認。

利息收入乃參照未償還本金及適用利率按時間比例確認。

物業、廠房及設備

物業、廠房及設備（租賃物業除外）乃於結算日按成本減累計折舊入賬。資產之成本包括其購買價及將該資產達至現成運作狀況及地點及作預定用途之任何直接應計成本。資產投入運作後之開支（如修理保養及大修費用）一般在產生期間於收益表扣除，當明顯證明該開支已引致預期日後因使用該資產而取得之經濟利益增加，則該開支會撥作資本，列為該資產之額外成本。

資產在出售或棄用時之收益或虧損，乃出售所得款項與有關資產賬面值之差額，確認後在收益表中入賬。

若資產可索回值減低於賬面值，則賬面值會削減至可反映有關減值。在釐定資產之可索回值時，預期日後之現金流量並無作現值貼現。

資產負債表上之租賃物業以重估值列賬，重估值乃按於重估日之現有用途之公平價值撇減任何往後累積折舊，重估乃充份而定期地進行，令帳面值與於結算日以此而確定之公平價值無重大差異。

因租賃物業重估產生之任何重估增值貸入資產重估儲備，除非此盈餘顛倒此項資產先前已確認為費用之重估減值，若是這樣，此盈餘減除先前計入之虧損將貸入收益表。資產因重估而產生之淨帳面值減少，若超出任何先前就此資產重估時計入重估儲備之結餘（如有），將列作支出處理。估值後之資產在其後出售或棄用時，該資產應佔之資產重估儲備結餘會轉入保留溢利。

3. 主要會計政策(續)

商譽

商譽指於收購附屬公司時購買代價超逾集團所佔購入公司在收購日之可分開淨資產公平價值之差額，於收購後即時從資本儲備中扣除。負商譽指於收購附屬公司時購買代價低於集團所佔購入公司在收購日之可分割淨資產之公平價值之餘額，並計入儲備中。

出售附屬公司之投資時，任何原先已撇銷或撥入資本儲備之應佔商譽均計入當年度損益賬內之出售附屬公司收益或虧損。

投資於附屬公司

附屬公司乃指本公司直接或間接持有逾百分之五十已發行股本，或控制逾百分之五十之投票權或本公司控制其董事會或同等之監管組織之組成之公司。

投資於附屬公司按成本值減任何可識別之減值列入本公司之資產負債表中。

本公司乃按年內已收及應收股息計算附屬公司之業績。

證券投資

投資於證券按交易日期基準確認，起初按原值計算。

所有證券(持有直至到期債務證券除外)於繼後呈報日期按公平值計算。

倘證券乃持作買賣用途，未變現之損益計入該年度之損益內。就其他證券而言，未變現之損益於股本中處理，直至出售證券或被釐定為減值時，累計損益計入該年度之損益內。

營業額

營業額乃本集團於本年度就出售貨品予外界客戶所收訖及應收之款項淨額。

1. 一般事項

本公司為一間於百慕達註冊成立之受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司。本公司之附屬公司之主要業務載於財務報告附註13。

2. 採用會計實務準則

於本年度，本集團首次採納由香港會計師公會頒佈之會計實務準則第14條(經修訂)「租賃」(「會計實務準則第14條(經修訂)」)：

會計實務準則第14條(經修訂)就財務及營業租賃之會計基準及就本集團之租賃安排之披露規定作出修訂。此等更改並無對今個或上一個會計年度業績造成任何重大影響，按此，並毋須作出往年調整。本集團所有租賃安排之披露已作修訂，以符合會計實務準則第14條(經修訂)之規限。本財務報告已重新呈列賬目比較數字以貫徹本財務報告之列述方式。

3. 主要會計政策

本財務報告乃按歷史成本常規編製，並就重估若干物業之價值而修訂。

本財務報告乃根據香港普遍採納之會計原則編製，所採納之主要會計政策如下：

綜合賬目基準

綜合財務報告包括本公司及其附屬公司截至每年六月三十日止之財務報告。

年內收購及出售附屬公司之業績，以收購生效日期起計入綜合收益表內或(如適用)在綜合收益表內計至出售生效日期止。

本集團公司之間所有重大交易及結存已於綜合賬目時抵銷。

綜合現金流動表

截至二零零一年六月三十日止年度

	附註	二零零一年 港元	二零零零年 港元
融資活動	30		
發行股份所得資金		**1,123,400**	94,806,172
發行可換股債券所得資金		**–**	20,000,000
其他新造借款		**6,000,000**	5,000,000
信託收據及進口貸款增加淨額		**4,047,331**	830,676
贖回可換股債券		**(20,000,000)**	–
償還其他借款		**–**	(9,777,778)
因股份發行所付出之開支		**–**	(4,653,935)
可換股債券發行成本		**–**	(818,332)
償還定期貸款		**(234,344)**	(139,900)
償還租購合約承擔		**(879,881)**	(136,002)
融資活動現金(流出)流入淨額		**(9,943,494)**	105,110,901
現金及與現金等值項目(減少)增加		**(46,644,344)**	55,103,963
年初之現金及與現金等值項目		**51,665,563**	(3,434,506)
滙率變動之影響		**–**	(3,894)
年終之現金及現金等值項目	31	**5,021,219**	51,665,563

綜合現金流動表

截至二零零一年六月三十日止年度

	附註	二零零一年 港元	二零零零年 港元
經營業務之現金流出淨額	27	**(25,463,608)**	(43,807,507)
投資回報及融資費用			
已收利息		**2,034,003**	1,026,694
已付利息		**(2,897,372)**	(2,478,007)
租購合約承擔之利息		**(110,873)**	(26,637)
已收股息		**8,000**	–
投資回報及融資費用現金流出淨額		**(966,242)**	(1,477,950)
税項			
已繳香港利得税		**(12,159)**	–
退還香港利得税		**156,610**	–
税項現金流入淨額		**144,451**	–
投資活動			
購買物業、廠房及設備		**(10,616,800)**	(4,677,900)
出售物業、廠房及設備所得款項		**180,351**	22,960
購買一間附屬公司(已扣除所購買之現金及現金等值項目)	28	**20,998**	–
出售附屬公司(已扣除所出售之現金及現金等值項目)	29	**–**	(66,541)
投資活動現金流出淨額		**(10,415,451)**	(4,721,481)
融資活動前之現金流出淨額		**(36,700,850)**	(50,006,938)

綜合已確認收益及虧損表

截至二零零一年六月三十日止年度

	二零零一年 **港元**	二零零零年 港元
物業重估減少	**(2,036,871)**	(1,343,531)
海外業務換算所引起之滙兌差額	**–**	4,172,405
未於綜合收益表中確認之（虧損）收益淨額	**(2,036,871)**	2,828,874
全年虧損淨額	**(32,680,417)**	(22,084,251)
已確認總虧損	**(34,717,288)**	(19,255,377)

資產負債表

截至二零零一年六月三十日

	附註	二零零一年 港元	二零零零年 港元
非流動資產			
物業、廠房及設備	12	–	336,247
於附屬公司之投資	13	**43,362,681**	43,362,673
應收附屬公司款項淨額	13	**16,708,873**	3,497,315
對所投資公司之應收款項	15	**171,266**	271,266
		60,242,820	47,467,501
流動資產			
其他應收賬款		**14,119**	18,907
於一年內應收附屬公司款項淨額	13	**36,174,555**	64,810,446
定期存款、銀行結存及現金		**14,520,347**	61,713,773
		50,709,021	126,543,126
流動負債			
其他應付賬款		**1,089,514**	1,311,966
流動資產淨值		**49,619,507**	125,231,160
總資產減流動負債		**109,862,327**	172,698,661
非流動負債			
可換股債券	22	–	19,263,501
		109,862,327	153,435,160
股本及儲備			
股本	24	**64,901,078**	64,491,078
儲備	26	**44,961,249**	88,944,082
		109,862,327	153,435,160

董事
李振國

董事
方榮生

綜合資產負債表

截至二零零一年六月三十日

	附註	**二零零一年** **港元**	二零零零年 港元
股本及儲備			
股本	24	**64,901,078**	64,491,078
儲備	26	**54,062,918**	88,066,806
		118,963,996	152,557,884

第21至第60頁之財務報告已於二零零一年九月二十八日獲董事會批准，並由下列董事代表簽署：

董事
李振國

董事
方榮生

綜合資產負債表

截至二零零一年六月三十日

	附註	二零零一年 港元	二零零零年 港元
非流動資產			
物業、廠房及設備	12	**59,652,645**	57,807,861
證券投資	14	**–**	1,000
對所投資公司之應收款項	15	**171,266**	271,266
		59,823,911	58,080,127
流動資產			
存貨	16	**69,477,730**	72,777,040
持作出售物業		**36,556,286**	–
應收貿易及其他賬款	17	**63,867,447**	101,845,621
應退稅項		**12,105**	156,556
定期存款、銀行結存及現金		**25,759,165**	68,975,131
		195,672,733	243,754,348
流動負債			
應付貿易及其他賬款	18	**77,760,904**	110,176,995
短期有抵押銀行借款	19	**26,799,422**	18,291,862
於一年內到期之租購合約承擔	21	**913,466**	137,926
其他有抵押借款		**6,000,000**	–
		111,473,792	128,606,783
流動資產淨值		**84,198,941**	115,147,565
總資產減流動負債		**144,022,852**	173,227,692
少數股東權益		**550,641**	598,716
非流動負債			
於一年後到期之有抵押定期貸款	20	**23,543,290**	659,485
於一年後到期之租購合約承擔	21	**964,925**	148,106
可換股債券	22	**–**	19,263,501
		24,508,215	20,071,092
		118,963,996	152,557,884

綜合收益表

截至二零零一年六月三十日止年度

	附註	二零零一年 港元	二零零零年 港元
營業額		**382,764,083**	348,767,562
銷售成本		**(333,625,779)**	(291,813,971)
毛利		**49,138,304**	56,953,591
其他收入	5	**5,045,841**	3,837,300
分銷成本		**(19,636,226)**	(18,913,096)
行政開支		**(58,366,992)**	(55,312,651)
呆賬撥備		**(5,014,790)**	(7,659,953)
經營虧損	6	**(28,833,863)**	(21,094,809)
財務成本	7	**(3,744,744)**	(2,662,425)
出售附屬公司溢利		**–**	635,509
除税前虧損		**(32,578,607)**	(23,121,725)
税項抵免	9	**–**	1,388,209
除少數股東權益前虧損		**(32,578,607)**	(21,733,516)
少數股東權益		**(101,810)**	(350,735)
全年虧損淨額	10	**(32,680,417)**	(22,084,251)
每股虧損			
基本及攤薄	11	**(0.51)仙**	(0.61)仙

核數師報告

致：Welback Holdings Limited 各股東（續）
（於百慕達註冊成立之有限公司）

關於追討應收貿易賬款之基本不明朗因素

在達至本行之意見時，本行曾考慮載於財務報告附註17之披露事項充份程度，當中載述 貴集團現正向North American Foreign Trading Corporation（「NAFT」）採取法律行動，包括追討為數18,000,000港元之應收貿易賬款。雖然在現階段無法合理地確定此訴訟之最終結果，但 貴集團之董事經與 貴集團之法律顧問商討後，正對上述之行動全力追討。因此， 貴集團財務報告並無就此作出任何撥備。本行認為財務報告已就基本不明朗因素作合適披露，因此本行並沒有為此而作出保留意見。

意見

本行認為上述財務報告均真實與公平地反映 貴集團及 貴公司於二零零一年六月三十日之財政狀況及 貴集團截至該日止年度虧損和現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤・關黃陳方會計師行
香港，二零零一年九月二十八日

核數師報告

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致：Welback Holdings Limited 各股東

（於百慕達註冊成立之有限公司）

本行已完成審核載於第21頁至第60頁按照香港普遍採納之會計原則編製之財務報告。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之財務報告。在編製該等財務報告時，董事必須貫徹採用合適之會計政策。

本行責任是根據本行審核工作結果，對該等財務報告表達獨立意見，並向股東作出報告。

意見基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷、所釐定之會計政策是否適合 貴集團及 貴公司之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報告所載資料在整體上是否足夠。本行相信，本行審核工作已為本行之意見建立合理基礎。

主要客戶及供應商

於本回顧年度內，本集團最大客戶與其次最大之四個客戶銷售總額分別佔本年度銷售總額約12%及47%。

於本回顧年度內，本集團最大供應商與其次最大之四個供應商之採購分別佔本年度之採購總額約18%及46%。

於二零零一年六月三十日，據本公司董事所知，各董事，彼等之聯繫人士或擁有本公司股本百分之五以上之股東，概無實益擁有上文五大客戶或五大供應商任何權益。

結算日後事項

於結算日後發生之重要事項詳載於本財務報告附註39。

最佳應用守則

本公司於截至二零零一年六月三十日止全年內已遵守香港聯合交易所有限公司證券上市規則附錄第十四所載之最佳應用守則之規定。

核數師

本公司將於股東週年大會上提呈委聘德勤•關黃陳方會計師行續任核數師之決議案。

承董事會命

主席
李振國

香港，二零零一年九月二十八日

董事之重要合約權益

徐揚生先生之妻梁萍博士於年內為本集團提供項目開發及顧問服務而收取達360,000港元之顧問費用。

除上述外，本公司之董事均無於本公司或其任何附屬公司在年終或本年度內任何時間訂立之重要合約中直接或間接擁有重大權益。

主要股東

於二零零一年六月三十日，按照披露權益條例第十六(一)條須予保存之名冊記錄擁有本公司已發行股本10%或以上權益之股東如下：

名稱	持有之普通股份數目
Otta Trading Limited	2,071,503,868
Primecone Inc.	2,071,503,868
Princesa Holdings Limited	2,071,503,868

Otta Trading Limited及Primecone Inc.之權益透過Princesa Holdings Limited持有及已在上述董事之股份權益中披露為李振國先生及方榮生先生之各自權益。

除上文所披露者外，概無其他人士於本公司之股本中登記擁有須按照披露權益條例第十六(一)條須予記錄之權益。

可換股債券、證券、優先認股權、認股權證或類似權利

除載於財務報告附註25之優先認股權外，於二零零一年六月三十日，本公司並無任何其他未行使之可換股債券、證券，優先認股權、認股權證或類似權利。

買賣或贖回本公司之上市股份

於本年度本公司及其任何附屬公司概無買賣或贖回任何本公司之上市證券。

優先購買權

本公司之公司細則或百慕達法例均無關於本公司可向現有股東按比例發行新股之優先購買權之規定。

附註：此等股份乃透過Princesa Holdings Limited持有，該公司53.94%權益由Otta Trading Limited以一單位信託之受託人身份擁有，該信託之所有單位均由為李振國先生之配偶及子女而成立之全權信託持有，另該公司46.06%權益由Primecone Inc.以一單位信託之受託人身份擁有，該信託之所有單位均由為方榮生先生之配偶及子女而成立之全權信託持有。

(ii) 優先認股權

於二零零零年七月一日及二零零一年六月三十日與本公司董事有關而仍未行使之優先認股權概列如下：

董事姓名	可於以下日期或該日之後行使	行使價 *港元*	於二零零零年七月一日及於二零零一年六月三十日未行使之優先認股權數目
李振國	一九九三年十一月二十七日	0.0424	6,324,528
	一九九四年十一月二十七日	0.0424	6,324,528
	一九九五年七月一日	0.0176	12,654,545
	一九九六年七月一日	0.0176	12,654,545
方榮生	一九九三年十一月二十七日	0.0424	6,324,528
	一九九四年十一月二十七日	0.0424	6,324,528
	一九九五年七月一日	0.0176	12,654,545
	一九九六年七月一日	0.0176	12,654,545
徐揚生	二零零一年一月三日	0.0135	31,600,000
	二零零二年一月三日	0.0135	47,400,000

本公司董事於本年度並無獲授予或行使優先認股權。

本公司之優先認股計劃之詳情載於財務報告附註25。

除前述者及李振國先生以信託形式代本集團持有附屬公司之若干代理人股份外，於二零零一年六月三十日：

(i) 並無董事、行政總裁或彼等之聯繫人士擁有本公司或其任何相聯法團(定義見披露權益條例)之任何證券權益；

(ii) 並無董事、行政總裁或彼等各自之配偶或未滿十八歲之子女有任何認購本公司證券之權利或於年內行使該等權利。

購買股份或債券之安排

除上文所述外，本公司或其附屬公司於年內任何時間並無訂立任何致使本公司董事可透過購買本公司或任何其他法人團體股份或債券之安排而獲取利益。

儲備

本集團及本公司之儲備於本年度內之變動詳情載於財務報告附註26。

董事及董事之服務合約

於本年度內及直至本董事報告日期止，本公司之董事名單如下：

執行董事：

李振國*（主席）*
方榮生*（董事總經理）*
Clive William Baker Oxley （於二零零一年七月十六日委任）

非執行董事：

徐揚生

獨立非執行董事：

陳茂波
黃鎮南

遵照本公司之公司細則第86及87條之規定，Clive William Baker Oxley先生及黃鎮南先生將於即將舉行之股東週年大會上退任，惟提出膺選連任。

非執行董事及獨立非執行董事委任期乃根據本公司細則制定，輪流退任。

董事之股份權益及優先認股權

(i) 股份

於二零零一年六月三十日，各董事擁有登記於根據香港證券（披露權益）條例（「披露權益條例」）第二十九條須予保存之名冊上之本公司及其附屬公司股份如下：

	持有本公司普通股數目	
董事姓名	**個人權益**	**其他權益**
李振國	10	2,071,503,868 *（附註）*
方榮生	10	2,071,503,868 *（附註）*

董事報告

董事謹提呈截至二零零一年六月三十日止年度之報告及經審核財務報告。

主要業務

本公司為一間投資控股公司。本公司之附屬公司之主要業務載於財務報告附註13。

業績

有關截至二零零一年六月三十日止年度之本集團業績之詳情載於本年報第21頁之綜合收益表。

財務概要

本集團過去五個財政年度之業績、資產及負債財務概要載於本年報第61頁。

物業、廠房及設備

本集團於本年度分別購入價值13,089,040港元之物業、廠房及設備及出售賬面淨值704,404港元之同類型資產。

於二零零一年六月三十日，本集團按公開市場價值基準重估其租賃物業市值，因資產重估淨值下跌約2,036,871港元及30,448港元已分別自資產重估儲備及收益表中扣除。

本集團之物業、廠房及設備於本年度內之上述及其他變動詳情載於財務報告附註12。

股本及優先認股權

本公司之股本於本年度內之變動情況載於財務報告附註24。

本公司之優先認股計劃之詳情及優先認股權於本年度內之變動情況詳載於財務報告附註25。

董事簡介

執行董事

李振國，現年57歲，為本集團之主席兼共同創辦人，從事液晶體顯示屏電子業逾二十年。彼負責本集團之策劃及財務管理工作。

方榮生，現年52歲，為本集團之董事總經理兼共同創辦人。彼從事液晶體顯示屏電子業逾二十年，負責整體產品設計、研究及發展。彼亦負責本集團之市場拓展及管理工作。

Clive William Baker OXLEY, OBE, ED，現年65歲，於二零零一年七月加入本集團。彼在香港政府行政機關服務逾二十五年，歷任深水涉、西貢及大埔政務專員、廣播處副處長、康樂及文化處長、規劃環境地政署副署長及中英土地委員會委員，於一九九四年退休前為海關關長。

非執行董事

徐揚生，現年43歲，於一九九九年十二月加入本集團。彼是香港中文大學機械與自動化工程學系主任，持有賓夕凡尼亞州大學哲學系博士學位。彼亦是Institute of Electrical and Electronics Engineers及American Institute of Aeronautics and Astronautics之高級會員，及New York Academy of Science之會員。

獨立非執行董事

黃鎮南，現年48歲，於一九九六年十月加入本集團，彼是何兆流、黃守智、黃鎮南律師行之合夥人，自一九八二年為香港執業律師。並於一九九八年十二月被委任為本集團之審核委員會會員。

陳茂波，現年46歲，於一九九八年十二月加入本集團，彼是陳茂波合夥會計師行之合夥人，為香港執業會計師。並於一九九八年十二月被委任為本集團之審核委員會會員。

本集團有銀行信貸額共66,000,000港元作為本集團業務部門的營運資金。截至二零零一年六月三十日，銀行借貸總額為58,200,000港元（二零零零年六月三十日：19,200,000港元），包括有抵押有期貸款、融資租賃、進口貸款及透支。

外匯風險

本集團的銷售主要以美元為單位，原材料主要以美元、港元和人民幣採購。銀行借貸以港元和美元為單位，利息按固定利率計算。由於年內美元兑港元和人民幣的匯率比較穩定，本集團所承受的外匯波動風險有限。

僱員計劃

於二零零一年六月三十日，本集團約有1,349名僱員，其中80人駐職香港，本集團位於中國深圳廠房則有1,269人。本集團聘用之員工人數按生產需要而不時變動，彼等之薪酬乃根據業界慣例而定。

本集團之僱員薪酬政策及計劃定期檢討，並經由執行董事審批。除退休金及內部培訓計劃外，本集團亦會根據個人工作表現之評核而向部份僱員發放酌情花紅及優先認股權。

其他事項

本財政年度內，本公司作出了一項唯一擔保，而一家全資附屬公司將其物業抵押予銀行以獲取27,000,000港元的信貸額，可供本公司一家全資附屬公司及一家本公司佔71.6%權益的附屬公司共同運用。二零零一年六月三十日，本公司佔有71.6%權益的該家附屬公司所動用的信貸並無未償還數額（二零零零年六月三十日：零港元）。

審核委員會

審核委員會由本公司兩位獨立非執行董事組成，於本財政年度已與管理層審閱本集團所採用的會計原則及會計實務準則，並討論審核，內部監控及財務滙報事宜。審核委員會於本財政年度內與外部核數師會晤三次，以審閱本財政年度截至二零零一年六月三十日止的中期及末期業績，同時研究本集團的主要會計政策以及討論本集團的內部監控制度。

承董事會命

董事總經理
方榮生

香港，二零零一年九月二十八日

該部門產品專攻高質素歐洲市場，其在該市場之銷售額佔回顧財政年度之電訊產品銷售總額約78%。由於歐元自二零零零年第四季以來一直表現疲弱，該部門之歐洲客戶對價格下調要求甚大，令本部門面對定價壓力，以致邊際利潤受影響。為使業務具競爭力，除了實施削減材料成本之措施外，該部門亦將加快開發新電話及電話相關產品。該部門亦正預備擴大其客戶基礎至北美洲及東南亞國家。

市場回顧

二零零一年度，美國消費市場依舊疲弱。本集團在本財政年度來自北美洲的銷售額佔本集團本財政年度營業總額約51.2% ，較去年微跌4.6%，至196,200,000港元。然而，來自日本的銷售額與去年紀錄相比激增182%，至57,800,000港元，佔本集團營業總額約15%。此項營業額中，數碼相機的銷售額約佔42,700,000港元。董事現正盡力增加本集團在全球市場之佔有率，尤其在日本和歐洲。


所佔營業總額百分比
截至六月三十日止年度
市場
10.7%
28.5%
40.5%
20.3%
1997
7.4%
25.7%
36.6%
30.3%
1998
9.9%
7.2%
34.8%
48.1%
1999
5.9%
8.6%
26.5%
59%
2000
15.1%
4.5%
51.3%
29.1%
2001
北美洲
歐洲
日本
本港及其他地區

財務回顧及流動資金

為減輕本公司之利息負擔，本公司在可換股債券持有人的同意下，分別在二零零零年十一月十七日及二零零一年二月六日提早全數贖回尚欠總額20,000,000港元的三釐利息可換股債券。然而，本集團在年內就一項持有作轉售的物業以及三項廠房及機器的融資租賃取得新的按揭貸款，為數26,600,000港元。因此，本集團的資本與負債比率按非流動有抵押有期貸款及其他貸款約24,500,000港元(二零零零年六月三十日：20,000,000港元)及淨值119,000,000港元(二零零零年六月三十日：152,600,000港元)計算，由年初的13.2%上升至二零零一年六月三十日的20.6%。

於二零零一年六月三十日，本集團的資產淨值為119,000,000港元，資產總值約255,500,000港元，負債總額約136,500,000港元。截至二零零一年六月三十日的流動比率(流動資產除以流動負債)為1.76%，而二零零零年六月三十日為1.90%。於二零零一年六月三十日，本集團的銀行結餘及短期存款為25,800,000港元。二零零一年度內，本集團投資約13,000,000港元於機器及模具，以提升其生產能力，比上個財政年度增加8,000,000港元。

此部門目前仍在開發一款以卡拉OK產品形式推出之互聯網相關音樂器材。此產品本擬在回顧財政年度內推出，惟卻礙於技術性問題而要延遲推出。開發工作仍在繼續。

本集團之現有生產設施於二零零一年中已進一步提升及改良，從而增強高技術電子產品的生產能力，滿足客戶的需求。

董事關注到，二零零一年九月十一日之美國恐怖襲擊事件無可避免對全球經濟造成損害。然而，展望將來，董事認為，鑑於數碼及互聯網世界持續發展，有關數碼及互聯網之多媒體電子產品將更具拓展潛力。董事確認，市場競爭白熱化及來自客戶對價格下調之壓力將令此等產品之邊際利潤下降。為使業務更具競爭力及擴大市場佔有率，本部門現正減低材料成本及改善生產效率與產品質素。

玩具及遊戲機產品部

於回顧財政年度，本集團之玩具及遊戲機產品業務之營業額較上個財政年度下跌48.7%至86,900,000港元。於二零零一年，液晶體顯示屏遊戲機市場仍然疲弱，並以美國尤甚。邊際利潤亦已自上個財政年度下降。

展望將來，董事認為，全球液晶體顯示屏遊戲機市場將會在發展成熟之國家進一步鞏固，但在其他市場仍有增長空間。為求以更具成本效益之方式運用本集團現有之生產設施，本集團於本財政年度進一步重整部份現有生產設施，以應付多媒體電子產品之生產。

於此同時，本部門之管理層正與本集團之客戶緊密合作，以拓展液晶體顯示屏遊戲機市場，尤其是要迅速拓展中國市場。董事期望，本集團之手提液晶體顯示屏遊戲機產品定價相宜、設計創新、品質可靠，將能在中國強大之市場需求中受惠，故對二零零二財政年度實現可觀銷售額感到樂觀。

為確保業務獲利，本部門需要進一步削減營運成本，加強存貨管理，迅速開發及推出新產品，以迎合市場需求及善變之消費行為。

電訊產品部

本集團的電訊產品主要是具備多種功能的有線電話，該業務於回顧財政年度之營業額達89,200,000港元，較上個財政年度上升約24.8%。這部門仍為本集團帶來盈利貢獻。

管理層討論及分析

業績

本集團截至二零零一年六月三十日止年度之綜合營業額上升約9.7%至382,800,000港元（二零零零年：348,800,000港元）。本年度之淨虧損為32,700,000港元（二零零零年：虧損22,100,000港元）。

董事建議不派發截至二零零一年六月三十日止年度之末期股息(二零零零年：零港元)。



業績 (百萬港元)
截至六月三十日止年度
(百萬港元)
40
30
20
10
0
-10
-20
-30
-40
1997
1998
1999
2000
2001

業務回顧及前景

多媒體電子產品部

於回顧財政年度，本集團之多媒體電子產品業務之營業額，較去年同期上升約128%至196,700,000港元。營業額中約85.3%來自數碼相機及卡拉OK系統。鑑於本年度乃自從架構重組生效以來首個完整之財政年度，本集團之成本調控制度仍有待改善。為此，該項業務於回顧財政年度錄得經營虧損約10,000,000港元。

此部門於二零零零年六月在市場推出照片解像度為100,000像素之數碼相機產品，及於二零零零年十一月在美國及日本市場，推出照片解像度達300,000像素之數款先進型號，此等型號產品均廣受上述兩國市場歡迎。本集團原定於本財政年度內推出一款照片解像度達1,300,000像素之數碼相機，因供應商在軟件開發方面出現阻滯，而需押後推出。但在軟件供應商協助下，本部門於二零零一年八月順利推出有關型號產品。董事認為，該等型號之數碼相機將於下個財政年度為本集團賺取可觀之收入。



所佔營業總額百分比
截至六月三十日止年度
產品
3.7%
15.2%
81.1%
1997
9.2%
1.4%
89.4%
1998
3.8%
21%
75.2%
1999
6.2%
20.5%
24.8%
48.5%
2000
2.6%
23.3%
51.4%
22.7%
2001
多媒體電子產品
玩具及遊戲機產品
電訊產品
其他產品

主席報告

二零零一年七月十六日，本公司通過其全資附屬公司信捷科技有限公司(「信捷」)與多個賣方訂立協議(「協議」)，據此，在若干條款及條件下，信捷同意收購而賣方同意出售銷售股份，合計佔台灣建寰科技股份有限公司(「建寰」)已發行股本25%，交易總代價60,000,000港元。建寰主要從事寬頻編碼分割多端傳取(「WCDMA」)及正交頻分多路傳輸(「OFDM」)技術的開發以及相關系統網絡及產品的銷售。信捷於二零零一年七月十六日向賣方支付一筆1,000,000港元的可退還的訂金。完成時，信捷須以(a)交付五張合計44,000,000港元的承付票據及(b)現金15,000,000港元的方式，向賣方支付代價餘額(即已扣除可退還訂金後數額)。承付票據須於完成當日起計兩年到期當日按書面要求兌現。本公司已於二零零一年七月二十七日向股東發出通函講述收購詳情。

回顧年內，本集團採取了一系列成本調控措施，以減低各業務部門的生產及行政開支。然而，在全球組件供應短缺及材料成本上升的情勢下，此番努力結果徒勞無功。業務部門與提供本集團產品主要組件及技術支援的策略供應商建立了良好、可靠的合作關係。

展望將來，縱使美國九一一恐怖襲擊對全球經濟造成衝擊，董事認為，全球資訊科技迅速發展及普及，市場未來將會對數碼及互聯網相關產品形成強勁的需求。至於液晶體顯示屏手提電子遊戲機市場，則將會在發展成熟的國家進一步鞏固，但在其他市場仍有增長空間。因此，本集團正著眼於加快四個特選產品類別(即數碼相機、卡拉OK系統、遊戲機及電話產品)的新產品開發。本集團現有生產設施於二零零一年中已進一步提升及改良，從而增強高技術電子產品的生產能力，以滿足客戶的需求。

董事深信，本集團已作好充份準備，拓寬產品領域、改進生產效率、增大市場層面以及擴大客戶基礎。

本人謹代表董事會衷心讚揚我們之管理層及全體員工，感謝各人於全年工作勤奮、熱誠，對本集團作出貢獻，更為本集團之未來業務發展而費盡心力；並感謝往來銀行及核數師對我們持續支持。本人亦藉此多謝我們全體股東對本集團之持續信賴。

主席
李振國

香港，二零零一年九月二十八日

雖然電話產品市場競爭激烈，但本集團的電訊產品業務於本財政年度錄得全年銷售額約89,200,000港元，較上個財政年度上升24.8%。此等產品的銷售持續獲利。

本公司於二零零零年十月十三日透過其全資附屬公司Welback International Investments Limited（「WIIL」）與獨立第三者訂立協議（「合營協議」），以成立一間將於中國及香港從事廢料／或污水處理項目之公司（「合營公司」）。根據合營協議，WIIL將以現金按認購價40,404,040港元認購合營公司已發行股本的40%。WIIL已於二零零零年十月十八日支付認購價的30%即12,121,212港元作為訂金。作為成立合營公司其中一環，協議之各訂約方嘗試擬定一項股東協議以規管協議各訂約方作為合營公司股東的權利及義務。然而，經過冗長磋商後，合營協議各訂約方仍未能就股東協議若干條款及條件達成協議。結果，協議各訂約方於二零零一年一月二十二日訂立一項註銷協議，以取消合營協議。按此，本公司獲退還先前所支付訂金，經扣除部份開支後為11,555,555港元。此外，已付訂金所賺得的216,850港元利息總額亦退還予協議有關各方。經扣除所有法律及專業費用及所得利息後，本公司因此變現虧損約為1,870,618港元。是項虧損已於本財政年度的收益表中扣除。

為減輕本公司之利息負擔，本公司在可換股債券持有人的同意下，分別在二零零零年十一月十七日及二零零一年二月六日提早全數贖回尚欠總額20,000,000港元的三釐可換股債券。

經扣除所有撥備及財務成本後，本財政年度之淨虧損上升至約32,700,000港元，而上個年度的淨虧損則為22,100,000港元。

於二零零一年四月二十五日，本公司透過其全資附屬公司Welback International Investments Limited（「WIIL」）收購超世紀有限公司（「超世紀」）的50%權益。超世紀目前於香港持有一項可轉售租賃物業，該租賃物業於二零零一年六月三十日的公開市值約47,500,000港元。

過往多年，本集團並無將產品直接銷售往中國市場。不過，隨著中國即將加入世界貿易組織，董事認為此舉可為本集團的產品帶來市場契機。為拓展中國市場，本集團於二零零一年六月在中國深圳註冊成立一間外資企業瑞安偉業科技（深圳）有限公司。該公司一半的產品獲准內銷，同時將會生產多媒體電子產品及液晶體顯示屏手提電子遊戲機，並銷往世界各地及中國市場。董事認為，本集團的液晶體顯示屏手提電子遊戲機，定價相宜、設計創新、品質可靠，在中國有強大的市場需求，故對二零零二年財政年度實現可觀銷售額感到樂觀。

主席報告

本人謹代表董事會欣然發表Welback Holdings Limited(「本公司」)及其附屬公司(「本集團」)截至二零零一年六月三十日止年度報告。

二零零一年財政年度對於電子製造業而言是非常艱巨及困難的一年;全球經濟仍然疲弱,似有步入衰退之勢,美國市場消費環境欠佳,全球組件供應短缺,材料成本上漲,同時產品價格下調壓力大。面對這些困難,本集團在二零零一年財政年度實現382,800,000港元的營業額,較去年同期增加9.7%。



營業額 (百萬港元)
截至六月三十日止年度
(百萬港元)
600
500
400
300
200
100
0
1997
1998
1999
2000
2001

按全年而論,全球經濟仍然疲弱。然而,市場對本集團多媒體電子產品的需求上升,顯示本集團自二零零零年初起由傳統手提遊戲機轉而生產多媒體電子產品的重組策略取得了成功,前景亦可觀。

本集團的多媒體電子產品包括一系列數碼相機、卡拉OK系統、數碼話音錄音機及數據庫,佔本集團本財政年度營業額約51.4%,較去年同期上升約128%,至196,700,000港元。此營業額中約85.3%中來自數碼相機及卡拉OK系統,較上一個財政年度之紀錄上升約165%。董事認為,隨著本集團推出定價相宜、設計創新、品質可靠的一系列用途廣泛的數碼相機產品後,市場需求顯著大增。然而,由於材料成本上升及產品價格下調壓力大,此項業務在本財政年度出現經營虧損約10,000,000港元。

本集團的玩具及遊戲機產品主要包括液晶體顯示屏手提電子遊戲機及彩色視像遊戲機,佔本集團本財政年度營業額約22.7%,較上一個財政年度急跌約48.7%,至86,900,000港元。邊際利潤自上個財政年度下跌。由於價格持續有下跌壓力,而玩具業競爭日趨激烈,此項業務在本財政年度出現經營虧損約15,500,000港元。

6. 考慮及酌情通過(不論是否須予修訂)下列決議案為普通決議案：

「**動議**擴大根據本通告中第4項所載之普通決議案授予董事發行、配發及處理額外股份之一般授權，將本公司根據本通告中第5項所載之普通決議案授出之授權所購回之本公司股本之面值總額加於其上，惟該數額不得超過本公司於本決議案日期之已發行股本面值總額10%。」

7. 考慮及酌情通過(無論有否作出修訂)下列決議案為普通決議案：

「**動議**待(a)香港聯合交易所有限公司上市委員會批准購股權計劃(「購股權計劃」)(該計劃之副本已註明「A」字樣，並已呈交大會及交由大會主席簽署以資識別)及任何據此授出之購股權(「購股權」)，以及批准於行使購股權時可予發行之任何本公司股份上市及買賣；及(b)根據任何適用之法律或上市規則(如有)就購股權計劃取得任何必要之批准後，批准建議由本公司採納之購股權計劃。」

承董事會命
主席
李振國

香港，二零零一年九月二十八日

附註：

(1) 本公司將於二零零一年十一月十九日星期一至二零零一年十一月二十三日星期五期間(首尾兩天包括在內)暫停辦理股份過戶登記手續，期間將不會進行任何股份之過戶登記。

(2) 凡有權出席大會及於會上投票之本公司之股東(持有兩股或以上股份)均有權委派一位以上人士為其代表，代其出席及投票。受委代表毋須為股東。倘超過一名人士獲委任，則委任書上須註明每位受委任人士所代表之有關股份數目與類別。

(3) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於上述大會指定舉行時間48小時前交回本公司之主要辦事處，地址為香港新界荃灣荃景圍30-38號滙利工業中心第1座14樓B單位，方為有效。

(4) 載有關於上述第4至第6項決議案進一步資料之說明文件，將於短期內連同二零零一年年報一併寄予各股東。

(5) 一份載有(其中包括)第7項決議案所述購股權計劃進一步資料之通函將隨同二零零一年年報寄發予各股東。

(iii) 本公司之股東於股東大會上以普通決議案撤銷或修改本決議案所給予之授權；及

「供股」指本公司董事於一段指定期間內向於指定記錄日期名列本公司股東名冊之股份持有人根據彼等當時之持股量按比例配售股份(惟本公司董事可就零碎權益或由於任何香港以外地區之法律，或任何認可監管機構或任何證券交易所之規定而產生之限制或責任，作出彼等認為必須或權宜之豁免安排或其他安排)。」

5. 考慮及酌情通過(不論是否須予修訂)下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)節之規限下，一般及無條件批准董事於有關期間(定義見下文(c)節)內行使本公司所有權力以購回本身之股份，惟此等權力須遵照所有適用法例及香港聯合交易所有限公司證券上市規則之規定及在其規限下行使；

(b) 本公司根據(a)節於有關期間(定義見下文(c)節)內購回之本公司股份之面值總額不得超過本公司於本決議案日期之已發行股本面值總額10%，而(a)節所述之批准亦須受相應限制；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之公司細則或百慕達法例規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司之股東在股東大會上以普通決議案撤銷或修改本決議案所給予之授權。」

股東週年大會通告

茲通告Welback Holdings Limited(「本公司」)謹訂於二零零一年十一月二十三日星期五上午九時三十分假座香港九龍尖沙咀彌敦道二十號喜來登酒店三樓唐廳召開股東週年大會，以討論下列事項：

作為普通事項

1. 省覽截至二零零一年六月三十日止年度之經審核財務報告及董事會與核數師報告。

2. 重選董事、並授權董事會釐定董事之酬金及委任額外董事。

3. 重新委聘核數師並授權董事釐定核數師之酬金。

作為特別事項

4. 考慮及酌情通過(不論是否須予修訂)下列決議案為普通決議案：

「**動議**：

(a) 在(c)節之規限下，一般及無條件批准本公司董事於有關期間(定義見下文(d)節)內行使本公司所有權力以配發、發行及處置本公司股本中之新增股份，並作出或授予可能需行使此項權力之建議、協議及優先認股權；

(b) (a)節所述之批准將授權本公司董事於有關期間內訂立或授予或需於有關期間(定義見下文(d)節)結束後始行使該等權力之建議、協議及優先認股權；

(c) 本公司董事根據(a)節所述之批准而配發或同意有條件或無條件配發之股本面值總額(惟根據供股(定義見下文(d)節)或就行使本公司優先認股計劃所附認購權或依照本公司細則實行之任何以股代息計劃或類似安排，以配發股份代替本公司股份之全部或部份股息而配發者除外)不得超過本公司於本決議案日期之已發行股本面值總額20%，而(a)節所述之批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；或

(ii) 本公司之公司細則或百慕達法例規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

公司資料

執行董事

李振國(主席)
方榮生(董事總經理)
Clive William Baker Oxley, OBE, ED

非執行董事

徐揚生

獨立非執行董事

陳茂波
黃鎮南

公司秘書

范偉廉

核數師

德勤•關黃陳方會計師行

法律顧問

何兆流、黃守智、黃鎮南律師行
范偉廉律師事務行

主要往來銀行

法國巴黎銀行香港分行
印尼國際財務有限公司

股份過戶登記香港分處

登捷時有限公司
香港
中環
夏慤道10號
和記大廈4樓

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處

香港新界荃灣
荃景圍30-38號
滙利工業中心
第1座14樓B單位

網址

http://www.welback.com.hk
http://www.irasia.com/listco/hk/welback

目錄

公司簡介

偉栢總部設在香港，生產業務分佈於中華人民共和國，主要從事設計及製造各式各樣配備液晶體顯示屏之手提電子遊戲機、教學玩具、多種語文電子翻譯機、電子資料庫及其他贈品產品。本集團之產品發展策略乃將液晶體顯示屏及微型處理器晶片科技應用於傳統產品上，以提高趣味性及效能。

自一九九四年以來，偉栢設計及製造一系列電話產品。

自一九九五年以來，偉栢開始設計及製造磁性產品。

自一九九九年以來，偉栢開始設計及製造互聯網視像攝錄機及數碼相機。

偉栢生產大量高質素產品及提供優良服務予分佈在南北美洲、歐洲、日本及東南亞其他國家等主要市場之客戶。本集團之代表及代理商於中華人民共和國、法國、德國、意大利、英國、美國及日本，為廣大客戶服務，而製造業務則分佈在中華人民共和國，廠房面積共達150,000平方呎。

WELBACK HOLDINGS LIMITED

20



二零零一年年報

WELBACK

WELBACK HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

01 DEC 18 AM 8: 00

將於二零零一年十一月二十三日星期五舉行之股東週年大會(及其任何續會)適用之代表委任表格

本人／吾等 (註1) ....

地址為 ....

為WELBACK HOLDINGS LIMITED (「本公司」) 股本中每股面值0.01港元股份 .... 股 (註2)

之登記持有人，**茲委任** (註3) **大會主席或** ....

地址為 ....

為本人／吾等之代表，代表本人／吾等出席訂於二零零一年十一月二十三日星期五上午九時三十分假座香港九龍尖沙咀彌敦道二十號喜來登酒店三樓唐廳舉行之本公司股東週年大會(及其任何續會)，以便考慮並酌情通過該大會通告上所載之決議案，並於該大會(及其任何續會)代表本人／吾等依照下列欄內所示投票表決有關決議案(註4)。

決議案	贊成	反對
1. 省覽截至二零零一年六月三十日止年度之經審核財務報告及董事會與核數師報告。		
2. (i) 重選以下之董事：		
(a) Clive William Baker Oxley先生	(a)	(a)
(b) 黃鎮南先生	(b)	(b)
(ii) 授權董事會釐定董事之酬金及委任額外董事。		
3. 重新委聘德勤。關黃陳方會計師行為核數師，並授權董事會釐定核數師之酬金。		
4. 授予董事一般權力以發行、配發及處理不超過現有已發行股本20%之額外股份。		
5. 授予董事一般權力以購回不超過本公司現有已發行股本10%之股份。		
6. 擴大根據第4項決議案授予董事之一般權力，將本公司根據第5項決議案所購回之股份數目附加於上。		
7. 採納本公司新購股權計劃。		

日期：二零零一年 .... 月 .... 日　　簽署 (註5)： ....

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上登記於　閣下名下每股面值0.01港元之股份之數目。如無填上股份數目，本代表委任表格將被視為與所有以　閣下名義登記之本公司股份有關。
3. 如擬委派大會主席以外之其他人士為代表，請將「**大會主席或**」等字樣刪去，並在空欄內填上擬委派代表之姓名及地址。**如並無填上任何姓名，則大會主席將為　閣下之代表。本代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘　閣下擬投票贊成決議案，請在「贊成」欄內填上「✓」號；倘　閣下擬投票反對決議案，請在「反對」欄內填上「✓」號。**如無任何指示，則代表有權自行酌情投票。代表亦將有權就召開大會通告所載者以外而正式提呈大會之任何決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下正式書面授權之人士簽署；股東如為公司，則須加蓋公司印鑑，或經由公司負責人或代理人或獲正式授權之其他人士簽署。
6. 倘屬股份之聯名登記持有人，任何一位持有人(無論親身或委派代表)均可在大會上就該等股份投票，猶如其為唯一持有人，惟倘一位以上之聯名持有人(無論親身或委派代表)出席大會，則只有在股東名冊內排名首位之聯名持有人，方有權就該等股份在大會上投票。
7. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，須於大會或續會(視乎情況而定)指定舉行時間四十八小時前送抵本公司之主要辦事處，地址為香港新界荃灣荃景圍30-38號滙利工業中心第1座14樓B單位，方為有效。
8. 受委代表毋須為本公司股東，惟須親身出席大會以代表　閣下。
9. 閣下於填寄代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

WELBACK

WELBACK HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting to be held on Friday, 23 November 2001 and at any adjournment thereof

I/We *(Note 1)* ....

of ....

being the registered holder(s) of *(Note 2)* .... shares

of HK$0.01 each in the share capital of WELBACK HOLDINGS LIMITED (the "Company"), HEREBY APPOINT *(Note 3)*

THE CHAIRMAN OF THE MEETING or ....

of ....

as my/our proxy to attend on my/our behalf at the Annual General Meeting of the Company to be held at the Tang Room, 3rd Floor, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 23 November 2001 at 9:30 a.m. (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions as set out in the Notice convening the said Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below *(Note 4)*.

RESOLUTIONS	FOR	AGAINST
1. To receive and consider the Audited Financial Statements and the Reports of the Directors and of the Auditors for the year ended 30 June 2001.		
2. (i) To re-elect the following Directors:		
(a) Mr Clive William Baker Oxley	(a)	(a)
(b) Mr Wong Chun Nam, Duffy	(b)	(b)
(ii) To authorise the Board of Directors to fix Directors' remuneration and appoint additional Directors.		
3. To re-appoint Messrs Deloitte Touche Tohmatsu as Auditors and to authorise the Directors to fix Auditors' remuneration.		
4. To grant a general mandate to the Directors to issue, allot and deal with additional shares not exceeding 20% of the existing issued share capital.		
5. To grant a general mandate to the Directors to repurchase the Company's shares not exceeding 10% of the existing issued share capital.		
6. To extend the general mandate granted to the Directors under resolution 4 by the number of shares repurchased by the Company under resolution 5.		
7. To adopt a new share option scheme of the Company.		

Dated: ...., 2001. Signature *(Note 5)*: ....

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of HK$0.01 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "THE CHAIRMAN OF THE MEETING or" and insert the name and address of proxy desired in the space provided. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of any officer or attorney or other person duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting, either personally or by proxy, then the person so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Principal Place of Business at Unit B on the 14th Floor, Waylee Industrial Centre, Block 1, 30-38 Tsuen King Circuit, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).
8. The proxy need not be a member of the Company, but must attend the meeting in person to represent you.
9. Completion and delivery of this form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有Welback Holdings Limited股份，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理人，以便轉交買主。

WELBACK

WELBACK HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

採納新購股權計劃

Welback Holdings Limited董事會之函件載於本通函第2頁至第4頁。

Welback Holdings Limited謹訂於二零零一年十一月二十三日上午九時三十分假座香港九龍尖沙咀彌敦道20號喜來登酒店3樓唐廳舉行股東週年大會，大會通告載於隨附之Welback Holdings Limited年報第3頁至第5頁。隨函附奉股東週年大會適用之代表委任表格。無論　閣下能否親身出席大會，務請盡快填妥隨附之代表委任表格並交回Welback Holdings Limited之主要辦事處，惟無論如何須於大會指定舉行時間四十八小時前送回。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並於會上投票。

二零零一年十月十七日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零一年十一月二十三日上午九時三十分假座香港九龍尖沙咀彌敦道20號喜來登酒店3樓唐廳召開之股東週年大會，以考慮並酌情批准(其中包括)有關採納購股權計劃之決議案
「聯繫人士」	指	上市規則所界定之涵義
「董事會」	指	董事會
「本公司」	指	Welback Holdings Limited，於百慕達註冊成立之受豁免有限公司，其證券於聯交所上市
「董事」	指	本公司董事，包括獨立非執行董事
「現有計劃」	指	股東於一九九二年五月二十日採納及批准之現有購股權計劃
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零一年十月十二日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購股權計劃」或「計劃」	指	本公司擬於二零零一年十一月二十三日採納之購股權計劃，其主要條款概述於附錄一「購股權計劃主要條款概要」
「股份」	指	本公司每股面值0.01元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「元」	指	港元，香港之法定貨幣

WELBACK

WELBACK HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

執行董事：
李振國 *(主席)*
方榮生 *(董事總經理)*
Clive William Baker Oxley, *OBE, ED*

非執行董事：
徐揚生
陳茂波*
黃鎮南*

**獨立非執行董事*

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界荃灣
荃景圍30-38號
滙利工業中心第1座
14樓B單位

敬啟者：

採納新購股權計劃

緒言

董事會注意到聯交所已根據上市規則第十七章修訂購股權計劃之規定，而該等變更已於二零零一年九月一日起生效。為遵照上市規則之修訂，董事會建議採納載有經修訂條款之新購股權計劃，以符合上市規則第十七章所述之新規定。

本通函旨在(i)告知股東建議將於股東週年大會上採納之購股權計劃之條款；及(ii)就將於股東週年大會上提呈有關採納購股權計劃之決議案尋求股東之批准。購股權計劃主要條款概要載於本通函附錄一「購股權計劃主要條款概要」。

現有購股權計劃

股東於一九九二年五月二十日採納及批准現有計劃。於最後實際可行日期，根據現有計劃已授出145,316,292份尚未行使及有待行使之購股權。於緊隨購股權計劃採納（預期為二零零一年十一月二十三日）後，董事會將終止實行現有計劃並將不會進一步授出購股權，惟現有計劃之條文在各其他方面將具十足效力及作用，而上述尚未行使之購股權將仍有效，並可於(i)二零零二年五月十九日；及(ii)現有計劃之條文所述之期限屆滿之日（以較早者為準）前行使。

購股權計劃

購股權計劃之目的乃為本集團向選定之參與者授出購股權，作為彼等為本集團所作貢獻之獎勵或回報。考慮到(a)本集團之業務性質；(b)與本集團有關之電子行業波動及市場風險；及(c)計算尚未行使購股權價值所需之比較數據對本集團而言並無代表性，董事認為，披露根據現有計劃尚未行使之購股權以及根據購股權計劃於最後實際可能日期將予發行之購股權之價值並不恰當。

倘於股東週年大會上就採納購股權計劃取得股東之批准，因行使根據購股權計劃及本集團任何其他購股權計劃授出之所有購股權而可能發行之股份總數（就此而言，不包括按照購股權計劃及本集團任何其他購股權計劃之條款而失效之購股權以及145,316,292份根據現有計劃已授出之尚未行使及有待行使之購股權），合共不得超過於購股權計劃獲批准之日已發行股份之10%。

本公司將會向聯交所申請批准購股權計劃及隨後據此授出之購股權以及因行使根據購股權計劃所授出購股權而可能發行之股份上市及買賣。

購股權計劃文件由二零零一年十月二十二日至二零零一年十一月二十三日（包括該日）止一般辦公時間內，可於本公司主要營業地點新界荃灣荃景圍30-38號滙利工業中心第1座14樓B單位查閱，另外亦可於股東週年大會上查閱。

為遵照上市規則之規定，本公司將於股東週年大會舉行日期下一個營業日就股東週年大會上採納購股權計劃之決議案之結果於報章刊登公佈。

本公司將於二零零一年十一月二十三日舉行之本公司股東週年大會上提呈建議採納一項新購股權計劃。隨函附奉股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會，務請盡快將隨附之代表委任表格填妥並交回Welback Holdings Limited於香港之主要辦事處，惟無論如何最遲須於股東週年大會指定舉行時間四十八小時前交回。 閣下填妥及交回代表委任表格後，屆時仍可親身出席股東週年大會或其任何續會並於會上投票。

責任聲明

董事願就本通函所載資料之準確性共同及個別承擔全部責任；並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實致使其所載任何內容有誤導成份。

推薦建議

董事相信，採納購股權計劃之建議符合本公司及股東整體之利益。故此，董事建議股東於股東週年大會上投票贊成載於本通函附錄一採納購股權計劃之決議案。

此　致

列位股東　台照

承董事會命
Welback Holdings Limited
主席
李振國
謹啟

二零零一年十月十七日

以下為將於股東週年大會上提呈以待批准之購股權計劃主要條款概要：

(i) **本計劃之目的**

購股權計劃之目的乃為本集團向選定之參與者授出購股權，作為彼等為本集團所作貢獻之獎勵或回報。

(ii) **合資格參與者**

董事可全權酌情邀請本公司、其任何附屬公司或本集團持有其股權之任何實體（「**投資實體**」）之任何董事（包括非執行董事）及僱員（「合資格僱員」）接納可供認購股份之購股權：

上述參與者之類別所獲授任何購股權之基本資格乃由董事不時釐定。

(iii) **最高股份數目**

(aa) 因行使根據購股權計劃及本集團任何其他購股權計劃授出任何尚未行使及將予行使之購股權而將予發行之股份數目，最高合共不得超過本公司不時已發行股本之30%。

(bb) 因行使根據購股權計劃及本集團任何其他購股權計劃授出之所有購股權而可能發行之股份總數（就此而言，不包括按照購股權計劃及本集團任何其他購股權計劃之條款而失效之購股權以及145,316,292份根據現有計劃已授出之尚未行使及有待行使之購股權），合共不得超過於購股權計劃獲批准之日已發行股份之10%（「一般計劃限額」）。

(cc) 在無損於下文(dd)段之情況下，本公司可於股東大會尋求股東批准延續一般計劃限額，惟因行使根據購股權計劃及本集團任何其他購股權計劃授出之購股權時可能發行之股份總數，不得超過於批准限額當日已發行股份之10%；而就計算限額而言，根據購股權計劃及本集團任何其他購股權計劃先前授出之購股權（包括按照購股權計劃及本集團任何其他購股權計劃而尚未行使、已註銷、已失效或已行使之購股權）將就計算限額為「延續」時而不計算在內。

(dd) 在無損於上文(cc)段之情況下，本公司可向股東寄發通函並於股東大會另行尋求股東批准，不受10%限額之規限，授予尋求是項批准前本公司特別指明之參與者購股權。

(iv) **每位參與者之最高配額**

於任何十二個月期間內，已發行及按照行使根據購股權計劃及本集團其他任何購股權計劃授出之購股權（包括已獲行使及尚未行使之購股權）而將予發行予各參與者之股份總數，最高不得超過本公司當時已發行股本之1%（「個人限額」）。於十二個月期間內，直至進一步授出購股權日期為止（包括當日），凡向參與者進一步授出購股權而超過個人限額，則須向股東寄發通函，並於本公司股東大會上經股東批准，惟有關參與者及其聯繫人士（定義見上市規則）須放棄投票權。

(v) **向關連人士授出購股權**

(aa) 凡根據購股權計劃向本公司董事、行政總裁或主要股東及彼等各自之聯繫人士（定義見上市規則）授出購股權，須獲本公司獨立非執行董事（不包括任何本身為購股權承授人之獨立非執行董事）批准。

(bb) 如向本公司主要股東或獨立非執行董事或任何彼等各自之聯繫人士授出購股權，將導致已發行股份及因行使於授出該購股權日期起計十二個月期間（包括授出該購股權當日）已向及將向該等人士授出之全數購股權（包括已行使、註銷及尚未行使之購股權）時將發行之股份：

(i) 佔已發行股份總數超過0.1%；及

(ii) 根據股份於各授出日期之收市價計算之總值超過5,000,000港元；

則進一步授出該等購股權必須獲本公司股東批准。本公司須向股東寄發通函。所有本公司之關連人士須於上述股東大會放棄投票權，惟該等已於通函上列明擬就有關決議案投反對票之關連人士

可於股東大會上就有關決議案投反對票者除外。於大會上須以投票方式批准授出該等購股權。授予本公司主要股東或獨立非執行董事或彼等各自之聯繫人士之購股權之條款倘出現任何變動，必須獲得本公司股東於股東大會上批准作實。

(vi) **接納及行使購股權之時間**

參與者可於授出購股權當日起計二十一日內接納購股權。

購股權持有人可按照購股權計劃之條款於董事釐定及通知各承授人之期間隨時行使購股權，該期間乃由批授購股權日期後翌日計起，惟無論如何須於購股權授出當日起十年內屆滿，並受有關購股權提早終止之規定條文所規限。

(vii) **表現目標**

除非董事於建議向承授人授出購股權時有所釐定及列明，否則承授人毋須於行使根據任何購股權計劃授出之購股權前達成任何表現目標。

(viii) **股份之認購價**

根據購股權計劃，股份之認購價將由董事釐定，惟不得少於(i)購股權授出當日(須為營業日)股份於聯交所每日報價中所列之收市價；(ii)緊接授出購股權當日前五個交易日股份於聯交所每日報價中之平均收市價；及(iii)股份面值(以較高者為準)。承授人接納購股權時須就獲授之購股權繳付1元之象徵式代價。

(ix) **股份所享權益**

(aa) 因購股權獲行使而配發之股份，須受本公司公司組織章程細則之所有規定限制，並將與購股權正式行使日期(「行使日期」)之已發行繳足股份享有同等權益，因此持有人將有權享有行使日期或該

日以後所派付或作出之所有股息或其他分派，惟於之前宣派或建議派付或作出而有關記錄日期於行使日期以前之任何股息或其他分派除外。因行使購股權而配發之股份不會附帶投票權，直至承授人登記為持有人為止。

(bb) 除文義另有所指外，本段所指「股份」一詞包括不時因本公司之股本拆細、合併、重新分類或削減而產生之任何其他面值之本公司普通權益股本中之股份。

(x) **授出購股權之時間限制**

於出現股價波動或作出一項足以影響股價之決定時，本公司概不會授出購股權，直至該等股價波動消息已於報章上刊登為止。尤其是於緊隨下述日期前一個月開始起計(以較早者為準)之期間：(i)於就批准本公司中期或週年業績而舉行董事會會議之日期，及(ii)於本公司須根據上市協議發出其中期或週年業績公佈之最後日期，至公佈該等業績日期為止，不得授出購股權。

董事不得於董事獲禁止買賣股份期間向本身為董事之參與者授出任何購股權，而該禁止期間乃根據上市規則中上市公司董事進行證券交易之標準守則或任何有關守則或本公司採納之證券買賣限制而釐定。

(xi) **購股權計劃之期限**

購股權計劃之有效期為十年，自購股權計劃成為無條件之日起計。

(xii) **終止僱用時之權利**

倘購股權承授人為合資格僱員並於全面行使其購股權前，因身故、殘障、疾病或根據其僱傭合約退休，又或因嚴重失職或下文第(xiv)分段所述之其他理由以外之原因，而不再為合資格僱員，則其購股權(以尚未行使

者為限）將於終止僱用當日起計一個月後宣告失效而不得再行使，惟倘董事另有決定，則承授人可於終止僱用日期後董事可能決定之期間行使全部或部份購股權（以尚未行使者為限）。該終止僱用日期須為承授人於本集團或投資實體之最後一個工作日，不論是否以支付薪金代替通知。

(xiii)身故、疾病或退休後之權利

倘購股權承授人為合資格僱員並於全面行使其購股權前，因身故、殘障（須向董事會作出滿意之證明）、疾病或根據其僱傭合約退休之原因不再為合資格僱員，而概無下文第(xiv)分段所述構成其不再為僱員之理由之事件發生，則承授人或（倘適用）其遺產代理人可於終止僱用日期後十二個月內行使全部或部份購股權（以尚未行使者為限）。該終止僱用日期須為承授人在本集團或投資實體之最後一個工作日（不論是否以支付薪金代替通知），或董事會可決定之較長期間。

(xiv) 解僱時之權利

倘購股權承授人為合資格僱員並因屢次嚴重失職或破產或無力償債或與債權人達成任何還款安排或債務重整協議或觸犯任何涉及其行事持正或誠實之刑事罪行，或僱主根據普通法或根據任何適用法例有權終止其為僱員或根據承授人與本公司或有關附屬公司或投資實體所訂立之服務合約之理由而不再僱用該承授人時，董事會或有關附屬公司或投資實體之董事會就承授人因本段所指一個或多個理由而終止其為僱員所通過之決議案將為其不再為合資格僱員之定論。

(xv) 提出全面收購建議、債務重整協議或安排之權利

倘因收購建議、股份購回建議或協議計劃或其他類似方式而向所有股份持有人（或收購人及／或與收購人行動一致之任何人士以外之所有該等持有人）提出全面（或部份）收購建議，本公司將在合理之情況下盡力促使該收購建議可按照相同之條款（可作必要之修改）提呈予所有承授人，並假

設彼等將透過全面行使授予彼等之購股權成為本公司之股東。如該收購建議成為或宣佈為無條件，承授人(不論其獲授購股權之任何其他條款)可於其後任何時間至該收購建議(或任何經修改之收購建議)截止時或根據協議計劃之記錄日期(視情況而定)行使全部或按承授人依照購股權計劃之規定向本公司發出之通知書上指定限額之購股權。

(xvi) 清盤時之權利

倘股東於購股權期限內提出將本公司自動清盤之有效決議案，在所有適用法例之條文規限下，購股權承授人可於該決議案通過日期前任何時間以書面通知本公司行使其全部或按該通知書上指定限額之購股權(以尚未行使者為限)，承授人因行使其購股權而可獲配發及發行之股份可與該決議案日期前一日已發行之股份享有同等權益，有權分享清盤時分派之本公司資產。

(xvii)修訂認購價

倘本公司之股本架構在任何購股權仍可行使時出現任何變動(包括資本化發行、供股、分拆或合併股份或削減股本)，則在本公司當時之核數師或獨立財務顧問核實屬公平合理情況下，須對購股權計劃之未行使購股權之股份數目及面值及／或購股權之價格及／或行使購股權之辦法作出相應修訂(如有)，惟(i)修訂後承授人有權獲得已發行股本比例須與修訂前相同；(ii)發行股份或本集團其他證券作為交易代價，不得視為需要作出修訂之情況；及(iii)作出之修訂不得導致股份以低於面值價格發行。此外，就任何修訂而言(因資本化發行作出者除外)，該等核數師或獨立財務顧問必須向董事書面確認，該等修訂乃符合上市規則有關條文之規定。

(xviii) 購股權之註銷

倘認為任何已授出但尚未行使之購股權應予以註銷，董事會可以遵照任何有關註銷方面之法定規定註銷購股權。

倘本公司註銷任何已授出之購股權並向同一承授人授出新購股權，該等新購股權須僅按照購股權計劃授出，連同符合上文第(iii)段所述經股東所批准限額之可動用而未發出之購股權(不包括已註銷購股權)。

(xix) 購股權計劃之終止

本公司(藉於股東大會通過決議案)或董事會可於任何時間終止購股權計劃，於該等情況下將不再授出其他購股權，惟倘必須按照購股權計劃之規則行使於購股權計劃終止前或其他時間授出之任何購股權(以尚未行使者為限)，購股權計劃之所有其他規定仍繼續生效。於終止前授出之購股權(以尚未行使者為限)將按照購股權計劃繼續生效並可予以行使。

(xx) 權利屬承授人個人所有

購股權屬承授人個人所有，不得轉讓或出讓。

(xxi) 購股權之失效

購股權將於以下較早日期自動失效(以尚未行使者為限)：

(aa) 第(vi)段所述之期間屆滿時；及

(bb) 第(xii)、(xiii)、(xiv)、(xv)、(xvi)及(xvii)段所述之期間或日期屆滿時。

(xxii) 其他

(aa) 購股權計劃須待聯交所上市委員會批准購股權計劃、任何據此而可能授出之購股權以及根據購股權計劃授出之購股權獲行使而將予發行之股份上市及買賣後，方可作實。

(bb) 購股權計劃之條款及條件(有關事項載於上市規則第17.03條)不得修改至優待購股權之承授人(惟倘獲股東於股東大會上批准則除外)。

(cc) 購股權計劃之條款及條件之任何重大改動，或授出之購股權條款之任何改動，須先尋求本公司股東於股東大會之批准(根據購股權計劃現有之條款自動生效之改動則除外)。

(dd) 經修訂之購股權計劃或購股權條款必須仍然遵照上市規則第十七章之有關規定。

(ee) 因改動購股權計劃條款而導致董事或計劃管理人權力有變，則必須經本公司股東於股東大會上通過。

購股權計劃之現況

(i) 申請批准

本公司將會向聯交所上市委員會申請批准購股權計劃及隨後根據購股權計劃授出購股權以及因行使購股權而可能發行之股份上市及買賣。

(ii) 授出購股權

於最後實際可行日期，概無根據購股權計劃授出或同意授出任何購股權。

(cc) Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of options granted must be approved by the shareholders of the Company in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

(dd) The amended terms of the Share Option Scheme or the options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(ee) Any change to the authority of the Directors or the scheme administrators in relation to any alteration to the terms of the Share Option Scheme shall be approved by the shareholders of the Company in general meeting.

PRESENT STATUS OF THE SHARE OPTION SCHEME

(i) Application for approval

Application will be made to the Listing Committee of the Stock Exchange for the approval of the Share Option Scheme and the subsequent granting of Options under the Share Option Scheme and for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of the Options.

(ii) Grant of option

As at the Latest Practicable Date, no Option has been granted or agreed to be granted under the Share Option Scheme.

Where the Company cancels any options granted and issues new options to the same grantee, the issue of such new options may only be made under a share option scheme with available unissued options (excluding cancelled options) within the limit approved by the Shareholders as referred to in paragraph (iii) above.

(xix) Termination of the Share Option Scheme

The Company, by resolution in general meeting, or the Board may at any time terminate the Share Option Scheme and in such event no further options shall be offered but in all other respects the provisions of the Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the Share Option Scheme.

(xx) Rights are personal to the grantee

An option is personal to the grantee and shall not be transferable or assignable.

(xxi) Lapse of option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(aa) the expiry of the period referred to in paragraph (vi); and

(bb) the expiry of the periods or dates referred to in paragraphs (xii), (xiii), (xiv), (xv), (xvi) and (xvii).

(xxii) Others

(aa) The Share Option Scheme is conditional on the Listing Committee of the Stock Exchange granting approval of Share Option Scheme and any options which may be granted thereunder and the listing of and permission to deal in any Shares which may be issued pursuant to the exercise of the Options.

(bb) The terms and conditions of the Share Option Scheme relating to the matters set out in rule 17.03 of the Listing Rules shall not be altered to the advantage of grantees of the options except with the approval of the shareholders in general meeting.

of the Company. If such offer becomes or is declared unconditional, the grantee shall, notwithstanding any other terms on which his options were granted, be entitled to exercise the option (to the extent not already exercised) to its full extent or to the extent specified in the grantee's notice to the Company in accordance with the provisions of the Share Option Scheme at any time thereafter up to the close of such offer (or any revised offer) or the record date for entitlements under scheme of arrangement, as the case may be.

(xvi) Rights on winding up

In the event of an effective resolution being proposed for the voluntary winding-up of the Company during the option period, the grantee may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his option (to the extent not already exercised) either to its full extent or to the extent specified in such notice in accordance with the provisions of the Share Option Scheme and shall accordingly be entitled, in respect of the Shares falling to be allotted and issued upon the exercise of his option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the Shares in issue on the day prior to the date of such resolution.

(xvii) Adjustments to the subscription price

In the event of any alteration in the capital structure (including a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital) of the Company whilst an option remains exercisable, such corresponding alterations (if any) certified by the auditors for the time being of or an independent financial adviser to the Company as fair and reasonable will be made to the number or nominal amount of Shares the subject matter of the Share Option Scheme and the option so far as unexercised and/or the option price and/or the method of exercise of the option concerned, provided that (i) any adjustments shall give a grantee the same proportion of the issued share capital to which he was entitled prior to such alteration; (ii) the issue of Shares or other securities of the Group as consideration in a transaction shall not be regarded as a circumstance requiring adjustment; and (iii) no alteration shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. In addition, in respect of any such adjustments, other than any made on a capitalisation issue, such auditors or independent financial adviser must confirm to the Directors in writing that the adjustments satisfy the requirements of the relevant provision of the Listing Rules.

(xviii) Cancellation of options

Where it is desired that any options granted but not exercised should be cancelled, the Board may effect such cancellation in a manner that complies with any legal requirements for cancellation.

not be exercisable unless the Directors otherwise determine in which event the grantee may exercise the option (to the extent not already exercised) in whole or in part within such period as the Directors may determine following the date of such cessation, which will be taken to be the last day on which the grantee was at work with the Group or the Invested Entity whether salary is paid in lieu of notice or not.

(xiii) Rights on death, ill-health or retirement

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason of his death, disability (all evidenced to the satisfaction of the Board), ill-health or retirement in accordance with his contract of employment before exercising the option in full and none of the events which would be a ground for termination of his employment under sub-paragraph (xiv) arises, the grantee, or as appropriate, his personal representative(s), may exercise the option (to the extent not already exercised) in whole or in part within a period of 12 months following the date of cessation which date shall be the last day on which the grantee was at work with the Group or the Invested Entity whether salary is paid in lieu of notice or not or such longer period as the Board may determine.

(xiv) Rights on dismissal

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee by reason of the termination of his employment on the grounds that he has been guilty of persistent or serious misconduct, or has committed any act of bankruptcy or has become insolvent or has made any arrangement or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or any ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the grantee's service contract with the Company or the relevant subsidiary or the Invested Entity. A resolution of the Board or the board of directors of the relevant subsidiary or the Invested Entity to the effect that the employment of the grantee has or has not been terminated on one or more of the grounds specified in this paragraph shall be conclusive.

(xv) Rights on a general offer, a compromise or arrangement

If a general (or partial) offer (whether by way of take-over offer, share repurchase offer, or scheme of arrangement or otherwise in like manner) is made to all the holders of the Shares (or all such holders other than the offeror and/or any person acting in concert with the offeror), the Company shall use all reasonable endeavours to procure that such offer is extended to all the grantees on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the options granted to them, shareholders on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the Exercise Date. A Share allotted upon the exercise of an option shall not carry voting rights until the completion of the registration of the grantee as the holder thereof.

(bb) Unless the context otherwise requires, references to "Shares" in this paragraph include references to shares in the ordinary equity share capital of the Company of such nominal amount as shall result from a sub-division, consolidation, re-classification or reduction of the share capital of the Company from time to time.

(x) Restrictions on the time of grant of options

No offer for grant of options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the meeting of the Directors for the approval of the Company's interim or annual results, and (ii) the last date on which the Company must publish its interim or annual results announcement under its listing agreement, and ending on the date of the announcement of the results, no option may be granted.

The Directors may not grant any option to a participant who is a Director during the periods or times in which Directors are prohibited from dealing in shares pursuant to the Model Code for Securities Transactions by Directors of Listed Companies prescribed by the Listing Rules or any corresponding code or securities dealing restrictions adopted by the Company.

(xi) Period of the Share Option Scheme

The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme becomes unconditional.

(xii) Rights on ceasing employment

If the grantee of an option is an Eligible Employee and ceases to be an Eligible Employee for any reason other than death, disability, ill-health or retirement in accordance with his contract of employment or for serious misconduct or other grounds referred to in sub-paragraph (xiv) below before exercising his option in full, the option (to the extent not already exercised) will lapse after one (1) month from the date of cessation and will meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such options must be taken on a poll. Any change in the terms of options granted to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates must be approved by the shareholders of the Company in general meeting.

(vi) Time of acceptance and exercise of option

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option.

An option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period to be determined and notified by the Directors to each grantee, which period may commence on a day after the date upon which the offer for the grant of options is made but shall end in any event not later than 10 years from the date of grant of the option subject to the provisions for early termination thereof.

(vii) Performance targets

Unless the Directors have otherwise determined and stated in the offer of the grant of options to a grantee, a grantee is not required to achieve any performance targets before any options granted under the Share Option Scheme can be exercised.

(viii)Subscription price for Shares

The subscription price for Shares under the Share Option Scheme shall be a price determined by the Directors, but shall not be less than the higher of (i) the closing price of Shares as stated in the Stock Exchange's daily quotations on the date of the offer of grant, which must be a business day; (ii) the average closing price of Shares as stated in the Stock Exchange's daily quotations for the five trading days immediately preceding the date of the offer of grant; and (iii) the nominal value of the Shares. A nominal consideration of $1 is payable on acceptance of the grant of an option.

(ix) Ranking of Shares

(aa) Shares allotted upon the exercise of an option will be subject to all the provisions of the articles of association of the Company and will rank pari passu in all respects with the fully paid Shares in issue on the date on which the option is duly exercised (the "Exercise Date") and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made (dd) Without prejudice to (cc) above, the Company may issue a circular to its shareholders and seek separate shareholders' approval in general meeting to grant options beyond the 10 per cent. limit to participants specifically identified by the Company before such approval is sought.

(iv) Maximum entitlement of each participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the Share Option Scheme and any other share option scheme of the Group (including both exercised and outstanding options) to each participant in any 12-month period shall not exceed 1 per cent. of the issued share capital of the Company for the time being ("Individual Limit"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant shall be subject to the issue of a circular to the shareholders and the shareholders' approval in general meeting of the Company with such participant and his associates (as defined under the Listing Rules) abstaining from voting.

(v) Grant of options to connected persons

(aa) Any grant of options under the Share Option Scheme to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined under the Listing Rules) must be approved by independent non-executive directors of the Company (excluding any independent non-executive director who is the grantee of the options).

(bb) Where any grant of options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(i) representing in aggregate over 0.1 per cent. of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of $5 million;

such further grant of options must be approved by shareholders of the Company. The Company must send a circular to the shareholders. All connected persons of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general

The following is a summary of the principal terms of the Share Option Scheme which is proposed to be approved at the AGM:

(i) Purpose of the scheme

The purpose of the Share Option Scheme is to enable the Group to grant options to selected participants as incentives or rewards for their contribution to the Group.

(ii) Who may join

The Directors may, at their absolute discretion, invite any directors (including non-executive directors) and employees of the Company (the "Eligible Employees"), any of its subsidiaries or any entity ("Invested Entity") in which the Group holds an equity interest to take up options to subscribe for Shares:

The basis of eligibility of any of the above class of participants to the grant of any options shall be determined by the Directors from time to time.

(iii) Maximum number of Shares

(aa) The maximum number of Shares to be issued upon exercise of any outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 30 per cent. of the issued share capital of the Company from time to time.

(bb) The total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme and any other share option scheme of the Group and 145,316,292 outstanding options granted and yet to be exercised pursuant to the Existing Scheme) to be granted under the Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10 per cent. of the Shares in issue at the date of approval of the Share Option Scheme ("General Scheme Limit").

(cc) Without prejudice to (dd) below, the Company may seek approval of its shareholders in general meeting to refresh the General Scheme Limit provided that the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option scheme of the Group must not exceed 10 per cent. of the Shares in issue as at the date of approval of the limit and for the purpose of calculating the limit, options (including those outstanding, cancelled, lapsed or exercised in accordance with the Share Option Scheme and any other share option scheme of the Group) previously granted under the Share Option Scheme and any other share option scheme of the Group will not be counted for the purpose of calculating the limit as "refreshed".

It is proposed that at the AGM of the Company to be held on 23 November, 2001, resolution will be proposed to adopt a new share option scheme. A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend and vote at the AGM, you are requested to complete the enclosed proxy form and return it to the principal office in Hong Kong of Welback Holdings Limited as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the AGM or any adjourned meeting should you so wish.

RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors believe that the proposal for the adoption of the Share Option Scheme is in the interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolution relating to the adoption of the Share Option Scheme as set out in Appendix I to this circular at the AGM.

Yours faithfully,
By order of the Board
Welback Holdings Limited
Lee Chun Kwok
Chairman

EXISTING SHARE OPTION SCHEME

The Existing Scheme was adopted and approved by Shareholders on 20 May, 1992. As at the Latest Practicable Date, there were 145,316,292 outstanding options granted under the Existing Scheme and yet to be exercised. Immediately upon adoption of the Share Option Scheme, which is expected to be on 23 November, 2001, the Board will terminate the operation of the Existing Scheme and no further options will be offered but in all other respects the provisions of the Existing Scheme shall remain in full force and effect and the aforesaid outstanding options remain valid and exercisable up to the earliest of (i) 19 May, 2002; and (ii) the expiry of the period as referred to the provision of the Existing Scheme.

THE SHARE OPTION SCHEME

The purpose of the Share Option Scheme is to enable the Group to grant options to selected participants as incentives or rewards for their contribution to the Group. Taking into consideration that (a) the business nature of the Group; (b) the fluctuations in the electronics industry and market risks relating to the Group; and (c) the fact that the comparable data required for calculation of the value of the outstanding options will not be representative of the Group, the Directors consider that the disclosure of value of the outstanding options granted pursuant to the Existing Scheme and any options to be granted pursuant to the Share Option Scheme as at the Latest Practicable Date is not appropriate.

Subject to the obtaining of Shareholders' approval with respect to the adoption of the Share Option Scheme at the AGM, the total number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme and any other share option scheme of the Group and 145,316,292 outstanding options granted and yet to be exercised pursuant to the Existing Scheme) to be granted under the Share Option Scheme and any other share option scheme of the Group must not in aggregate exceed 10 per cent. of the Shares in issue at the date of approval of the Share Option Scheme.

Application will be made to the Stock Exchange for the approval of the Share Option Scheme and the subsequent granting of options thereunder and for the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of the options granted under the Share Option Scheme.

A copy of the Share Option Scheme will be available for inspection at the principal place of business of the Company at Unit B on the 14th Floor, Waylee Industrial Centre, Block 1, 30-38 Tsuen King Circuit, Tsuen Wan, New Territories, Hong Kong during normal business hours from 22 October, 2001 up to and including 23 November, 2001 and at the AGM.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the AGM in respect of the resolution relating to the adoption of the Share Option Scheme on the business day following the date of the AGM.

WELBACK

WELBACK HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Lee Chun Kwok *(Chairman)*
Fong Wing Seng *(Managing Director)*
Clive William Baker Oxley, *OBE, ED*

Non-executive Directors:
Xu Yang Sheng
Chan Mo Po, Paul*
Wong Chun Nam, Duffy*

* *Independent Non-executive Directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong
Unit B on the 14th Floor
Waylee Industrial Centre, Block 1
30-38 Tsuen King Circuit
Tsuen Wan
New Territories
Hong Kong

17 October, 2001

To the Shareholders

Dear Sir or Madam,

ADOPTION OF THE NEW SHARE OPTION SCHEME

INTRODUCTION

The Board noted that the Stock Exchange had amended the requirements for share option schemes under Chapter 17 of the Listing Rules and such changes came into effect on 1 September, 2001. In compliance with the amendments to the Listing Rules, the Board proposes to adopt a new share option scheme with amended terms to conform with the new requirements as stipulated under Chapter 17 of the Listing Rules.

The purpose of this circular is (i) to inform Shareholders of the terms of the Share Option Scheme proposed to be adopted at the AGM; and (ii) to seek the Shareholders' approval of the resolution relating to the adoption of the Share Option Scheme to be proposed at the AGM. A summary of the principal terms of the Share Option Scheme is set out in Appendix I headed "Summary of the Principal Terms of the Share Option Scheme" to this circular.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened and held at the Tang Room, 3rd Floor, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong at 9:30a.m. on 23 November, 2001 to consider, if thought fit, to approve, inter alia, any resolution relating to the adoption of the Share Option Scheme
"associate"	shall bear the meaning as defined in the Listing Rules
"Board"	board of Directors
"Company"	Welback Holdings Limited, an exempted company incorporated in Bermuda with liability, whose securities are listed on the Stock Exchange
"Directors"	the directors, including the independent non-executive directors, of the Company
"Existing Scheme"	the existing share option scheme adopted and approved by Shareholders on 20 May, 1992
"Group"	the Company and the subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	12 October, 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share Option Scheme" or "Scheme"	the new share option scheme proposed to be adopted by the Company on 23 November, 2001, the principal terms of which are summarised in Appendix I headed "Summary of the Principal Terms of the Share Option Scheme"
"Share(s)"	Share(s) of $0.01 each of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$"	Hong Kong dollars, the lawful currency of Hong Kong

CONTENTS

Pages

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Welback Holdings Limited, you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

WELBACK

WELBACK HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

ADOPTION OF THE NEW SHARE OPTION SCHEME

A letter from the board of directors of Welback Holdings Limited is set out on pages 2 to 4 of this circular.

A notice convening an annual general meeting of Welback Holdings Limited to be held at the Tang Room, 3rd Floor, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong at 9:30a.m. on 23 November, 2001 is set out on pages 3 to 5 of the accompanying annual report of Welback Holdings Limited. A form of proxy for use at the annual general meeting is also enclosed. Whether or not you are able to attend and vote at the annual general meeting, you are requested to complete the enclosed proxy form and return it to the principal office in Hong Kong of Welback Holdings Limited as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion and return of the proxy form will not preclude you from subsequently attending and voting at the annual general meeting or any adjourned meeting should you so wish.

17 October, 2001

WELBACK

WELBACK HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:

Executive:
Lee Chun Kwok *(Chairman)*
Fong Wing Seng *(Managing Director)*
Clive William Baker Oxley, OBE, ED.

Non-Executive:
Xu Yang Sheng
Chan Mo Po, Paul*
Wong Chun Nam, Duffy*

**Independent non-executive directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Office:
Unit B on the 14th Floor
Waylee Industrial Centre, Block 1
30-38 Tsuen King Circuit
Tsuen Wan
New Territories
Hong Kong

17 October 2001

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND ISSUE OF NEW SHARES

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company to be held on 23 November 2001 (the "Annual General Meeting"), a resolution will be proposed to approve the grant of a general mandate to the directors of the Company (the "Directors") to issue and allot new shares of HK$0.01 each in the capital of the Company up to the aggregate of (i) 20 per cent of the Company's issued share capital as at the date on which the relevant resolution is passed and (ii) the number of shares repurchased under the Securities Buyback Mandate referred to below. The Directors wish to state that they have no immediate plans to issue any new shares.

SECURITIES BUYBACK MANDATE

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") as amended (the "Listing Rules") permit listed companies to repurchase their own securities, subject to certain restrictions. At the Annual General Meeting, an ordinary resolution will be proposed to approve the grant of a general mandate to the Directors to repurchase up to 10 per cent of the shares of the Company in issue as at the date on which the relevant resolution is passed (the "Repurchase Proposal"). The Company is required by the particular rules in the Listing Rules regulating repurchases of securities (the "Securities Buyback Rules") to send to shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Proposal. Such information is provided below.

1. Share Capital

As at 12 October 2001, being the latest practicable date prior to the printing of this document, the issued share capital of the Company comprised 6,535,707,840 shares of HK$0.01 each (the "Shares"). Subject to the passing of the relevant ordinary resolution at the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company will be allowed to repurchase up to a maximum of 653,570,784 Shares.

2. Reasons for repurchases

Although the Directors have no present intention of repurchasing the Shares, they believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company's Shares and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

3. Funding of repurchases

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the memorandum of association and bye-laws of the Company and the applicable laws of Bermuda.

The Company is empowered by its memorandum of association and bye-laws to purchase its shares. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium (if any) payable on a purchase may only be paid out of funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are purchased.

There might be a material adverse impact on the working capital or gearing position of the Company (based on the financial position of the Company as at 30 June 2001) in the event that the mandate to repurchase the Shares is exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. General

None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates have any present intention, if the Repurchase Proposal is approved, to sell any of their Shares to the Company.

The Directors have undertaken to the Exchange that so far as the same may be applicable, they will exercise the repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

The Company has not repurchased any of its securities on the Exchange since the listing of its securities in June 1992.

If as a result of the exercise of the power to repurchase Shares pursuant to the repurchase mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder, or a group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code for all Shares not already owned by such shareholder or group of shareholders.

As at 12 October 2001 (being the latest practicable date prior to the printing of this document), Messrs Lee Chun Kwok and Fong Wing Seng, Directors of the Company, were interested in 2,071,503,878 and 2,071,503,878 Shares respectively (representing approximately 31.70 per cent and 31.70 per cent of the issued Shares respectively). Each of the interests of Messrs Lee Chun Kwok and Fong Wing Seng included a joint interest of 2,071,503,868 Shares (representing approximately 31.70 per cent of the issued Shares). In the event that the Directors exercised in full the power to repurchase the Shares in accordance with the terms of the ordinary resolution to be proposed at the Annual General Meeting, the shareholding interests of Messrs Lee Chun Kwok and Fong Wing Seng would be increased to approximately 35.22 per cent and 35.22 per cent of the issued Shares respectively. If so, the Directors will take necessary steps to comply with the Listing Rules and the Takeover Code. The Directors do not intend to exercise the power to repurchase the Shares pursuant to the repurchase mandate to the extent that such repurchase would result in the number of the listed Shares which are in the hands of the public falling below 25 per cent of the listed Shares of the Company.

No connected persons of the Company (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any of their Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make purchases of the Shares.

5. Share prices

The highest and lowest prices at which the Company's Shares have been traded on the Exchange during each of the previous twelve months from October 2000 to September 2001 are as follows:

	Highest *HK$*	Lowest *HK$*
2000		
October	0.053	0.040
November	0.047	0.034
December	0.044	0.035
2001		
January	0.041	0.026
February	0.040	0.030
March	0.039	0.026
April	0.034	0.024
May	0.038	0.023
June	0.055	0.017
July	0.089	0.047
August	0.085	0.058
September	0.075	0.048

PROXY ARRANGEMENT

A form of proxy for use at the Annual General Meeting is enclosed with the Annual Report for the year ended 30 June 2001. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company's principal place of business in Hong Kong at Unit B on the 14th Floor, Waylee Industrial Centre, Block 1, 30-38 Tsuen King Circuit, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the Annual General Meeting.

RECOMMENDATION

The Directors consider that the Repurchase Proposal and the granting of the general mandate to issue new Shares are in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of Resolutions 4 to 6 to be proposed at the Annual General Meeting as they intend to do themselves in respect of the Shares controlled by them.

Yours faithfully,
Lee Chun Kwok
Chairman

5. **股份之價格**

以下為本公司股份於二零零零年十月至二零零一年九月之過去十二個月期間，在聯交所之每月最高及最低成交價：

	最高價	最低價
	港元	*港元*
二零零零年		
十月	0.053	0.040
十一月	0.047	0.034
十二月	0.044	0.035
二零零一年		
一月	0.041	0.026
二月	0.040	0.030
三月	0.039	0.026
四月	0.034	0.024
五月	0.038	0.023
六月	0.055	0.017
七月	0.089	0.047
八月	0.085	0.058
九月	0.075	0.048

委任代表安排

截至二零零一年六月三十日止年度之年報隨附週年大會適用之代表委任表格。代表委任表格必須按其上印備之指示填妥，並連同經簽署之授權書或其他授權文件(如有)或該等授權書或授權文件經公證人簽署證明之副本，最遲須於大會舉行時間前48小時送達本公司之主要辦事處，地址為香港新界荃灣荃景圍30-38號滙利工業中心第1座14樓B單位，方為有效。填妥及交回代表委任表格後， 閣下仍可出席週年大會，並於會上投票。

推薦意見

董事認為，購回建議及授出發行新股份之一般授權均符合本公司及其股東之最佳利益，故建議各位股東投票贊成將於週年大會上提呈之第4至第6項決議案，而各董事亦擬以彼等所控制之股份投票贊成該等決議案。

此 致

列位股東 台照

主席
李振國
謹啟

二零零一年十月十七日

營運資金或董事認為本公司宜不時維持之資本負債水平構成重大不利影響，則董事不擬在該等情況下行使該項授權。

4. **一般資料**

各董事或(就彼等作出一切合理查詢後所知)其任何聯繫人士目前概無意在購回建議獲批准後將任何股份售予本公司。

董事已向聯交所承諾，在購回授權適用期間，彼等將按照上市規則及百慕達適用法例行使購回授權。

自本公司之證券於一九九二年六月上市後，本公司並無在聯交所購回其任何證券。

倘依據購回授權行使購回股份之權力，導致某位股東於本公司投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，該項增加將被視作取得投票權。因此，一名股東或一組一致行動之股東，將可取得或鞏固本公司之控制權，從而有義務依照收購守則第26條之規定，對並非該名股東或該組股東所擁有之股份作出強制性收購建議。

於二零零一年十月十二日(即本文件付印前之最後實際可行日期)，本公司董事李振國先生及方榮生先生分別於股份中佔有2,071,503,878股及2,071,503,878股之權益(分別約佔已發行股份之31.70%及31.70%)。李振國先生及方榮生先生各自之權益包括共同持有之2,071,503,868股股份(約佔已發行股份之31.70%)之權益。倘董事根據週年大會所提呈普通決議案之條款全面行使購回股份之權力，則李振國先生及方榮生先生之股份權益將大約分別增加至已發行股份之35.22%及35.22%。倘若如此，董事會將作出所須行動以符合上市規則及收購守則。如依據購回授權行使購回股份之權力，會導致公眾人士持有之上市股份數目降至低於本公司上市股份數目之25%，則董事不擬行使權力進行購回股份行動。

本公司之關連人士(定義見上市規則)概無知會本公司，表示彼等現擬在本公司獲授權購買本身股份時將彼等之股份售予本公司，或已承諾不會將之售予本公司。

一項普通決議案，批准授予董事一般權力，以便購回不超過於有關決議案通過之日本公司已發行股份之10%(「購回建議」)。上市規則監管此等證券購回之特定規則(「購回證券規則」)規定，本公司須向各股東發給說明函件，載述所有合理必須之資料，以便股東在投票贊成或反對購回建議時可在充份知情下作出適當決定。以下為該等資料。

1. **股本**

於二零零一年十月十二日(即於本文件付印前之最後實際可行日期)，本公司之已發行股本為6,535,707,840股每股面值0.01港元之股份(「股份」)。倘有關普通決議案於週年大會獲通過，並假設本公司不會在週年大會舉行日期前發行或購回股份，則本公司將獲准購回之股份數目，最多可達至653,570,784股。

2. **購回股份之理由**

儘管董事現時無意購回股份，但彼等認為購回建議符合本公司及其股東之最佳利益。購回股份可按當時之市場情況及資金安排而進行，從而可提高本公司股份及每股資產及／或盈利之淨值，而董事亦只在其認為購回股份將對本公司及其股東均屬有利之情況下，方會進行。

3. **購回股份之資金**

在購回股份時，本公司只可根據本公司之公司組織章程大綱及公司細則以及百慕達適用法例，運用依法可撥作此用途之資金。

本公司根據其公司組織章程大綱及公司細則，有權購買其股份。百慕達法例規定，就股份購回事宜而償還之股本只可從有關股份之已繳股本、或原可供派息或分派之款項、或就股份購回事宜而發行新股之所得款項中撥付。購回股份時，任何超逾將被購回股份面值之溢價(如有)，只可從於購回股份前原可供派息或分派之本公司資金或本公司之股份溢價賬中撥付。

倘購回股份之授權在建議購回期間內之任何時間獲全部行使，本公司之營運資金或資本負債水平(就本公司於二零零一年六月三十日之財政狀況而言)或會受到重大不利影響。然而，倘行使該授權會對本公司所需之

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WELBACK

WELBACK HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)

董事：

執行董事：
李振國 *(主席)*
方榮生 *(董事總經理)*
Clive William Baker Oxley, OBE, ED.

非執行董事：
徐揚生
陳茂波*
黃鎮南*

*獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處：
香港
新界
荃灣
荃景圍30-38號
滙利工業中心
第1座14樓B單位

敬啟者：

本公司購回本身股份及發行新股份之一般授權

發行股份之一般授權

於二零零一年十一月二十三日舉行之本公司股東週年大會(「週年大會」)上，將提呈一項決議案，批准授予本公司董事(「董事」)一般權力，以發行及配發本公司股本中每股面值0.01港元之新股份，總額最多可達(i)本公司於有關決議案通過日期之已發行股本20%及(ii)根據下文所述購回證券授權所購回股份數目兩者之總和。董事擬表明彼等現無計劃發行任何新股份。

購回證券授權

香港聯合交易所有限公司(「聯交所」)之經修訂證券上市規則(「上市規則」)准許上市公司購回其本身之證券，惟須遵守若干限制。於週年大會上，將提呈